As Filed with the Securities and Exchange Commission on October 1, 2021
File No. 333-
File No. 811-06329

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. ☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 11 ☒

Lincoln Life Variable Annuity Account LMB-K
(exact name of Registrant)

The Lincoln National Life Insurance Company
(Name of Depositor)

1301 S. Harrison Street, Fort Wayne, Indiana 46802
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code:  877-275-5462?

Craig Beazer, Esq.
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)

Copies to:
Jassmin McIver-Jones
The Lincoln National Life Insurance Company
100 N. Greene Street
 Greensboro, North Carolina 27401

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

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Supplement dated October 1, 2021
to the Prospectus dated October 1, 2021 for
New York Preferred Advisor Individual Flexible Purchase Payment Deferred Variable Annuity Contracts (“New York Preferred Advisor Contracts”)
Issued by
The Lincoln National Life Insurance Company (“Lincoln Life”)
Lincoln Life Variable Annuity Account LMB-K
And to the Prospectuses dated October 1, 2021 for
Modified Single Payment Variable Life Insurance Contracts (“Modified Single Payment Contracts”)
And
Flexible Premium Variable Life Insurance Contracts (“Flexible Premium Contracts”)
Issued by
Lincoln Life
Lincoln Life Flexible Premium Variable Life Account LMB-V

This Supplement provides additional information to that contained in the prospectuses (the “Prospectuses”) for the New York Preferred Advisor, Modified Single Payment and Flexible Premium Contracts (collectively, the “Contracts”). Please read this Supplement carefully and keep it with your Contract Prospectus for future reference.
On October 1, 2021, the Lincoln Life Assurance Company of Boston (“Lincoln Life of Boston”), a wholly owned subsidiary of Lincoln Life, merged with and into Lincoln Life with Lincoln Life remaining as the surviving company following the merger (the “Merger”).  Prior to the Merger, the New York Preferred Advisor Contracts were funded by Variable Account K of Lincoln Life of Boston and the Modified Single Payment and Flexible Premium Contracts were funded by the LLAC Variable Account of Lincoln Life of Boston (together, the “Separate Accounts”).  The two (2) Separate Accounts were registered with the Securities and Exchange Commission (“SEC”) as unit investment trusts under the Investment Company Act of 1940 (the “1940 Act”) and Lincoln Life of Boston was the depositor for each Separate Account, and as such, legal owner of the assets of each Separate Account.  Lincoln Life of Boston and each Separate Account were co-issuers of the Contracts funded by the Separate Account.
As a result of the Merger, Lincoln Life of Boston’s corporate existence ceased by operation of law, and Lincoln Life replaced Lincoln Life of Boston as the depositor of the Separate Accounts and co-issuer of the Contracts. Variable Account K of Lincoln Life of Boston was renamed Lincoln Life Variable Annuity Account LMB-K (the “Variable Annuity Account”) and LLAC Variable Account of Lincoln Life of Boston was renamed Lincoln Life Flexible Premium Variable Life Account LMB-V (the “Variable Life Account” and, together with the Variable Annuity Account, the “Variable Accounts”).  Lincoln Life assumed legal ownership of the assets of the Variable Accounts, and became responsible for Lincoln Life of Boston’s liabilities and obligations with respect to all outstanding Contracts.

Other than Lincoln Life becoming responsible for providing the benefits under the Contracts, the Merger did not affect the terms of, or the rights and obligations under, the Contracts. The Merger did not dilute or otherwise adversely affect the economic interests of owners of the Contracts.  Contract owners experienced no change in their respective contract values, and no charges have been or will be imposed and no other deductions have been or will be made under the Contracts as a result of the Merger.  There are no tax consequences to Contract owners as a result of the Merger.

The Variable Accounts continue to be registered with the SEC as unit investment trusts under the 1940 Act and the protections afforded by that Act continue to be provided to Contract owners.  A new principal underwriter has been appointed for each Variable Account.  Information about the principal underwriter for each Variable Account is included in the applicable Contract Prospectus.  The Contracts are no longer offered to new purchasers, however, Contract owners can continue to make additional purchase payments under their Contract.

For additional information about the Contracts, please refer to your Contract Prospectus.  If you have any questions about the Merger, you may contact Protective Life Insurance Company, the administrator for the Variable Accounts and the Contracts, by writing Protective Life at P.O. Box 10648 Birmingham, AL 35202-0648 or calling toll free at 800-456-6330.

PART A NEW YORK PREFERRED ADVISOR PROSPECTUS INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACT	Issued By Lincoln Life Variable Annuity Account LMB-K and Lincoln National Life Insurance Company P.O. Box 758581 Topeka, Kansas 66675-8581

The individual flexible premium deferred variable annuity contract (form number FLEX(4V)NY, referred to as the "Contract") described in this prospectus provides for accumulation of Contract Values on a variable basis and the payment of periodic annuity payments on a fixed and/or a variable basis. The Contract is designed for use by individuals for retirement planning purposes. The Contract is currently not offered to new purchasers.

Purchase payments will be allocated to a segregated investment account of Lincoln National Life Insurance Company ("Lincoln Life," the "Company," "we," "us," "our")), designated the Lincoln Life Variable Annuity Account LMB-K ("Variable Account"). The Variable Account currently invests in shares of the following Eligible Funds of Columbia Variable Portfolio at their respective net asset values:

• Columbia Variable Portfolio-Dividend Opportunity Fund Class 1
• Columbia Variable Portfolio-Government Money Market Fund Class 1
• Columbia Variable Portfolio-Large Cap Growth Fund Class 1
• Columbia Variable Portfolio-Overseas Core Fund Class 1	• Columbia Variable Portfolio-Small Company Growth Fund Class 1 • Columbia Variable Portfolio-Strategic Income Fund Class 1 • Columbia Variable Portfolio-U.S. Government Mortgage Fund Class 1

This prospectus sets forth the material features of the Contract and the Variable Account that you should know before investing. A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing the Distributor, Lincoln Financial Distributors, Inc. ("LFD"), 130 North Radnor Chester Road, Radnor, PA, 19087, by calling Lincoln Life's Service Office at (877) 253-2323, or by returning the postcard on the back cover of this prospectus. A table of contents for the Statement of Additional Information is included at the end of this prospectus.

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.The Contract: is not insured by the FDIC; is not a deposit or other obligation of, or guaranteed by, the depository institution; and is subject to investment risks, including the possible loss of principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY LINCOLN LIFE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

The date of this prospectus is October 1, 2021

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GLOSSARY OF SPECIAL TERMS

Accumulation Unit: An accounting unit of measure used to calculate Contract Value.

Annuitant: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age 80 on the Issue Date (age 75 for Qualified Contracts).

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Owner: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Contract. An owner may not be over age 80 on the Issue Date (age 75 for Qualified Contracts).

Contract Value: The sum of all amounts under the Contract, prior to the Income Date, less any surrenders.

Contract Year: Any period of 12 months commencing with the Issue Date and each Contract Anniversary thereafter shall be a Contract Year.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant or Contract Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary owner; joint owner; primary beneficiary; contingent beneficiary; and if no one is alive, the primary owner's estate. If the primary owner and joint owner are both alive, they will be the Designated Beneficiary together.

Eligible Funds: The mutual funds that are eligible investments for the Variable Account.

In Force: The status of the Contract before the Income Date so long as it is not totally surrendered and there has not been a death of the Annuitant or any Contract Owner that will cause the Contract to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Issue Date: The effective date of the Contract; it is shown on Page 3 of the Contract.

Non-Qualified Contract: Any Contract that is not issued under a Qualified Plan.

Qualified Contract: Contracts issued under Qualified Plans.

Qualified Plan: A retirement plan established pursuant to the provisions of Sections 401, 403 or 408 of the Internal Revenue Code. Lincoln Life treats Section 457 plans as Qualified Plans.

Service Office: Lincoln Life's Service Office, which is P.O. Box 758581, Topeka, Kansas 66675-8581

Surrender Value: The Contract Value less deductions made upon a total surrender of the Contract. See "Surrenders".

Variable Account: A separate investment account of Lincoln Life, designated Lincoln Life Variable Annuity Account LMB-K, into which purchase payments may be allocated. The Variable Account is divided into Sub-Accounts ("Sub-Account" or "Investment Account") that correspond to the Eligible Funds in which they invest.

Written Request: A request written on a form satisfactory to Lincoln Life, signed by the Contract Owner and a disinterested witness, and filed at its Service Office.

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SUMMARY OF EXPENSES

The expense summary format below, including the examples, was adopted by the Securities and Exchange Commission to assist the owner of a variable annuity contract in understanding the transaction and operating expenses the owner will directly or indirectly bear under a contract. The values reflect expenses of the Variable Account as well as the Eligible Funds.

Contract Owner Transaction Expenses

This table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer your Contract Value between investment options. Premium taxes are not shown. Lincoln Life deducts the amount of premium taxes, if any, when paid unless Lincoln Life elects to defer such deduction.

Maximum Contingent Deferred Sales Charge (as a percentage of purchase payments):	7%[1]

Years from Date of Payment	Sales Charge
1	7%
2	6%
3	5%
4	4%
5	3%
6	2%
7	1%
8 or later	0%

Transfer Fee[2]	$25

1  The Contingent Deferred Sales Charge is deducted only if the Contract is fully or partially surrendered. The Contingent Deferred Sales Charge will not be imposed if the amount of that surrender does not exceed the Contract's increase in value at the time of surrender or, after the first Contract Year, 10% of the Contract Value on the prior Contract Anniversary if this 10% amount is greater. The full amount of the Contingent Deferred Sales Charge will not be deducted if (a) such amount plus any prior Contingent Deferred Sales Charge plus the cumulative .15% asset- based sales charge exceeds (b) the Contract's maximum cumulative sales charge of 8.5% of the total purchase payments made to the Contract. If (a) exceeds (b), the Contingent Deferred Sales Charge will be reduced by the amount (a) exceeds (b). For more information on how we calculate the Contingent Deferred Sales Charge, see "Deductions for Contingent Deferred Sales Charge."

2  Lincoln Life reserves the right to impose a transfer fee of up to $25 per transfer, but currently does not impose a transfer fee.

Contract Owner Periodic Expenses

This table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Funds fees and expenses.

Maximum Annual Contract Fee	$100[1]
Variable Account Annual Expenses (as a percentage of average net assets)
Mortality and Expense Risk Charge:	1.25%
Asset-based Sales Charge:	.15%
Total Variable Account Annual Expenses	1.40%

1  At the present time the Annual Contract Fee is $36.00 per Contract Year. Prior to the Income Date, the Annual Contract Date may be changed by Lincoln Life. This fee is also referred to as the Contract Maintenance Charge elsewhere in this prospectus.

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Annual Eligible Funds Operating Expenses

The minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time you own the Contract are listed below. Additional detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.

	Minimum	Maximum
Total Annual Eligible Fund Operating Expenses (expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses), without waivers or expense reimbursements	0.45%	0.90%

Examples

The following examples are intended to help you compare the costs of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, Variable Account annual expenses, and Eligible Funds fees and expenses.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year.

The examples should not be considered a representation of past or future expenses and charges of the Sub- Accounts. Actual expenses may be greater or less than those shown. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance.

Example #1 — Assuming surrender of the Contract at the end of the periods shown.1

A $10,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.

	1 Year	3 Years	5 Years	10 Years
Maximum Fund Expense	$927	$1,446	$1,982	$3,128
Minimum Fund Expense	$885	$1,222	$1,564	$2,686

Example #2 — Assuming the Contract stays In Force through the periods shown.1

A $10,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.

	1 Year	3 Years	5 Years	10 Years
Maximum Fund Expense	$283	$868	$1,479	$3,128
Minimum Fund Expense	$238	$733	$1,255	$2,686

1  The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Contract and the applicable tax laws.

SYNOPSIS

The Contract allows Contract Owners to allocate purchase payments to the Variable Account only. The Variable Account is a separate investment account maintained by Lincoln Life. Contract Owners may receive annuity payments from the Variable Account and/or Fixed Account. The Fixed Account is part of Lincoln Life's "general account", which consists of all Lincoln Life's assets except the Variable Account and the assets of other separate accounts maintained by Lincoln Life. The Contract Value and annuity payments made from the Variable Account will fluctuate according to the investment performance of the Eligible Funds chosen. If the Contract Owner selects a fixed annuity payment option from the Fixed Account, annuity payments will be of a fixed amount.

The Contract permits purchase payments to be made on a flexible purchase payment basis. The minimum initial payment is $5,000. The minimum amount for each subsequent payment is $1,000 or such lesser amounts as Lincoln Life may permit from time to time for certain types of contracts (currently $250). (See "Purchase Payments and Applications").

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There are no deductions made from purchase payments for sales charges at the time of purchase. A Contingent Deferred Sales Charge may be deducted in the event of a total or partial surrender (see "Surrenders"). The Contingent Deferred Sales Charge is based on a graded table of charges. The charge will not exceed 7% of that portion of the amount surrendered that represents purchase payments made during the seven years immediately preceding the request for surrender. (See "Deductions for Contingent Deferred Sales Charge"). Lincoln Life deducts a sales charge which is equal on an annual basis to .15% of the average daily net asset values in the Variable Account attributable to the Contracts (See "Deductions for Daily Sales Charge").

Lincoln Life deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to 1.25% of the average daily net asset values in the Variable Account attributable to the Contracts. (See "Deductions for Mortality and Expense Risk Charge").

Lincoln Life deducts an annual Contract Maintenance Charge (currently $36.00) from the Contract Value for administrative expenses. Prior to the Income Date, Lincoln Life reserves the right to change this charge for future years. (See "Deductions for Contract Maintenance Charge").

Premium taxes will be charged against Contract Value. Currently such premium taxes range from 0% to 3.5%. (See "Deductions for Premium Taxes").

There are no federal income taxes on increases in the value of a Contract until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Contract. A federal penalty tax (currently 10%) may also apply. (See "Tax Status").

The Contract allows the Contract Owner to revoke the Contract within 10 days of delivery (see "Right to Revoke"). Since Lincoln Life will refund the Contract Value, the Contract Owner bears the investment risk during the revocation period.

CONDENSED FINANCIAL INFORMATION

The accumulation unit value information for the Sub-Accounts appears in Appendix C of this prospectus.

FINANCIAL STATEMENTS

The December 31, 2020 financial statements of the Variable Account and the December 31, 2020 consolidated financial statements of the Company are located in the Statement of Additional Information.

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.

This performance information is not intended to indicate either past performance under an actual Contract or future performance.

The Sub-Accounts, other than CIF Sub-Account, may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.

Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Contract (including any Contingent Deferred Sales Charge that would apply if a Contract Owner surrendered the Contract at the end of each period indicated). Average total return does not take into account any premium taxes and would be lower if these taxes were included.

In order to calculate average annual total return, Lincoln Life divides the change in value of a Sub-Account under a Contract surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Contract Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.

First, the Sub-Accounts may present total return information computed on the same basis as described above, except deductions will not include the Contingent Deferred Sales Charge. This presentation assumes that the investment in the Contract continues beyond the period when the Contingent Deferred Sales Charge applies, consistent with the

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long-term investment and retirement objectives of the Contract. The total return percentage will thus be higher under this method than the standard method described above.

Second, the Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Lincoln Life annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account the Contingent Deferred Sales Charge, the Contract Maintenance Charge and premium taxes. The percentages would be lower if these charges were included.

Third, the Sub-Accounts may present total return information for the Columbia Variable Portfolio for periods prior to the date the Variable Account began operations. For such periods, any total return information for the Sub-Accounts will be calculated based on the actual performance of the Funds and on the assumption that the Sub-Accounts and the Contract were in existence since the inception date of the Funds.

The CIF Sub-Account is a money market Sub-Account that may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Contract but does not take into account Contingent Deferred Sales Charges and premium taxes. The yield would be lower if these charges were included.

The effective yield of the Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.

LINCOLN LIFE, THE VARIABLE ACCOUNT AND THE GENERAL ACCOUNT

The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is located at 1301 S. Harrison Street, Fort Wayne, Indiana 46802. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to owners under the Contracts. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Contract Value of your Contract are backed by the claims-paying ability of Lincoln Life. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under "How to Obtain More Information." Those ratings do not apply to the Variable Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our contracts. Ratings can and do change from time to time.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

On May 1, 2018, Lincoln Life entered into a reinsurance transaction with Protective Life Insurance Company ("Protective") whereby Protective agreed to reinsure a portion of Lincoln Life's life insurance and annuity business, including this Contract. Protective's address is P.O. Box 10648, Birmingham, Alabama 35202-0648. Protective is responsible for customer service and administration for the Contract. However, Lincoln Life remains the insurer of the Contract and the terms, features, and benefits of the Contract have NOT changed as a result of the transaction.

General Account.  The General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.

Fixed Account.  The Fixed Account assets are general assets of the Company, and are held in the Company's General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation.

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Variable Account. The Variable Account was established by Liberty Life Assurance Company of Boston ("Liberty Life") pursuant to the provisions of Massachusetts Law on September 13, 1989. Liberty Life was purchased by Lincoln Life on May 1, 2018 and later renamed Lincoln Life Assurance Company of Boston. Lincoln Life Assurance Company of Boston was merged with and into Lincoln Life on October 1, 2021.The Variable Account meets the definitions of "separate account" under the federal securities laws. The Variable Account was registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 on June 12, 1991. Such registration does not involve supervision of the management of the Variable Account or Lincoln Life by the Securities and Exchange Commission, and the Variable Account is subject to regulation as an investment company. The investment performance of assets in the Variable Account is kept separate from that of the Company's General Account. Variable Account assets attributable to the Contracts are not charged with the general liabilities of the Company. Variable Account income, gains and losses are credited to or charged against the Variable Account without regard to the Company's other income, gains or losses. The Contract Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account. The Variable Account's values and investment performance are not guaranteed. We may change the investment policy of the Variable Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Contract is issued.

Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claim payments.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information.  We encourage Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Variable Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.

PURCHASE PAYMENTS AND APPLICATIONS

The initial purchase payment is due on the Issue Date. The minimum initial purchase payment is $5,000. Additional purchase payments can be made at the Contract Owner's option. Each subsequent purchase payment must be at least $1,000 or such lesser amount as Lincoln Life may permit from time to time for certain types of contracts (currently $250). Lincoln Life may reject any purchase payment that would cause the sum of the Contract Owner's purchase payments to exceed $1,000,000.

If the application for a Contract is in good order, Lincoln Life will apply the initial purchase payment to the Variable Account as instructed by the Contract Owner and credit the Contract with Accumulation Units within two business days of receipt. If the application for a Contract is not in good order, Lincoln Life will attempt to get it in good order within five business days. If it is not complete at the end of this period, Lincoln Life will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless the applicant specifically consents to Liberty Life keeping the purchase payment until the application is complete. Once it is complete, the purchase payment will be applied within two business days of its completion. Lincoln Life has reserved the right to reject any application.

Subsequent purchase payments received by Lincoln Life's Service Office on a business day before the close of regular trading on the New York Stock Exchange (typically 4:00 PM Eastern Time), will receive the Accumulation Unit value determined as of the close of trading on the New York Stock Exchange on that day. Any purchase payments received on a business day at or after the close of regular trading on the New York Stock Exchange will receive the accumulation Unit value determined at the close of trading on the New York Stock Exchange on next business day.

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Lincoln Life confirms, in writing, to the Contract Owner the allocation of all purchase payments and the re-allocation of values after any requested transfer. Lincoln Life must be notified immediately by the Contract Owner of any processing error.

Lincoln Life will permit others to act on behalf of an applicant in two instances. First, Lincoln Life will accept an application for a Contract that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, Lincoln Life will issue a Contract that is replacing an existing life insurance or annuity contract that was issued by either Lincoln Life or an affiliated company without having previously received a signed application from the applicant. Certain dealers will inform Lincoln Life of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial purchase payment to be paid to Lincoln Life. If the information is in good order, Lincoln Life will issue the Contract with a copy of an application completed with that information. The Contract will be delivered to the Contract Owner with a letter from Lincoln Life that will give the Contract Owner an opportunity to respond to Lincoln Life if any of the application information is incorrect. Alternatively, Lincoln Life's letter may request the Contract Owner to confirm the correctness of the information by signing either a copy of the application or a Contract delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Lincoln Life for its permanent records). All purchases are confirmed, in writing, to the applicant. Lincoln Life's liability under a Contract extends only to amounts so confirmed.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

Purchase payments will be invested in one or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Contract Owner in the application. Any selection must specify the percentage of the purchase payment that is allocated to each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. A Contract Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Contract Owner has by Written Request authorized Lincoln Life to accept telephone allocation instructions from the Contract Owner or from a person acting for the Contract Owner as an attorney-in-fact under a power of attorney. By authorizing Lincoln Life to accept telephone changes, a Contract Owner agrees to accept and be bound by the conditions and procedures established by Lincoln Life from time to time. The current conditions and procedures are described in Appendix A and Contract Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

The Variable Account is segmented into Sub-Accounts. Each Sub-Account invests in the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-Accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts of the Variable Account and the corresponding Eligible Funds currently are as follows:

Eligible Funds of Columbia Variable Portfolio

Columbia Variable Portfolio-Dividend Opportunity Fund Class 1

Columbia Variable Portfolio-Government Money Market Fund Class 1

Columbia Variable Portfolio-Large Cap Growth Fund Class 1

Columbia Variable Portfolio-Overseas Core Fund Class 1

Columbia Variable Portfolio-Small Company Growth Fund Class 1

Columbia Variable Portfolio-Strategic Income Fund Class 1

Columbia Variable Portfolio-U.S. Government Mortgage Fund Class 1

Eligible Funds

The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of Columbia Variable Portfolio and any other mutual funds with which Lincoln Life and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Contracts.

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The investment objectives of the Eligible Funds are briefly described below. More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a fund for investing. The prospectus is available, at no charge, from a salesperson or by writing the Distributor, Lincoln Financial Distributors, Inc. ("LFD"), 130 North Radnor Chester Road, Radnor, PA, 19087 or by calling (877) 253-2323.

Columbia Variable Portfolio

Eligible Fund	Investment Advisor	Investment Objective
Columbia Variable Portfolio-Dividend Opportunity Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.
Columbia Variable Portfolio-Government Money Market Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal.
Columbia Variable Portfolio-Large Cap Growth Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with long-term capital growth.
Columbia Variable Portfolio-Overseas Core Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with capital appreciation.
Columbia Variable Portfolio-Small Company Growth Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
Columbia Variable Portfolio-Strategic Income Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks total return, consisting of current income and capital appreciation.
Columbia Variable Portfolio-U.S. Government Mortgage Fund Class 1	Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with current income as its primary objective and, as its secondary objective, preservation of capital.

There is no assurance that the Eligible Funds will achieve their stated objectives.

Columbia Variable Portfolio is a funding vehicle for variable annuity contracts offered by the separate accounts of Lincoln Life and of insurance companies affiliated and unaffiliated with Lincoln Life. Both Trusts also are funding vehicles for variable life insurance policies offered by the separate accounts of insurance companies affiliated with Lincoln Life. The risks involved in this "mixed and shared funding" are disclosed in the Trusts' prospectuses under the caption "The Trust".

Dollar Cost Averaging

Lincoln Life offers a dollar cost averaging program that Contract Owners may participate in by Written Request. The program periodically transfers Accumulation Units from the CIF Sub-Account to other Sub-Accounts selected by the Contract Owner. The program allows a Contract Owner to invest in non-"money market" Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent purchase payments and for Contract Value transferred into the CIF Sub-Account. Under the program, Lincoln Life makes automatic transfers on a periodic basis out of the Sub-Account into one or more of the other Sub-Accounts (Lincoln Life reserves the right to limit the number of Sub-Accounts the Contract Owner can choose but there are currently no limits). A transfer under the program will not be counted as a transfer for the purposes of the limitations in "Transfer of Contract Value" below. The automatic transfer program does not guarantee a profit nor does it protect against loss in declining markets. The program is described in detail in Appendix B.

Transfer of Contract Value

Contract Owners may transfer Contract Value from one Sub-Account to another Sub-Account.

The Contract allows Lincoln Life to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Contract Owners should be aware that transfer limitations may prevent an Owner from making a transfer on the date he or she wants to, with the result that the Owner's future Contract Value may be lower than it would have been had the transfer been made on the desired date.

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Currently, Lincoln Life is not charging a transfer fee but it is limiting transfers to 12 per calendar year except as follows. For transfers under different Contracts that are being requested under powers of attorney with a common attorney-in-fact or that are, in Lincoln Life's determination, based on the recommendation of a common investment adviser or broker/dealer, the transfer limitation is instead one transfer every 30 days.

Regardless of which transfer limitation is applicable, Lincoln Life is also limiting each transfer to a maximum of $500,000. All transfers requested for a Contract on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Lincoln Life.

In applying the limitation of 12 transfers in a year of up to $500,000 apiece, Lincoln Life may treat as one transfer all transfers requested by a Contract Owner for multiple Contracts he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Lincoln Life.

In applying the limitation of one $500,000 transfer every 30 days, Lincoln Life will treat as one transfer all transfers requested under different Contracts that are being requested under powers of attorney with a common attorney-in-fact or that are, in Lincoln Life's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Lincoln Life. If a transfer is executed under one Contract and, within the next 30 days, a transfer request for another Contract is determined by Lincoln Life to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Lincoln Life (in order for it to be executed, it would need to be requested again after the 30 day period and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000).

Lincoln Life's interest in applying these limitations is to protect the interests of both Contract Owners who are not engaging in significant transfer activity and Contract Owners who are engaging in such activity. Lincoln Life has determined that the actions of Contract Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse affect on the performance of the underlying Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate underlying Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Contract Owners.

Contract Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. Any fee will not exceed $25 per transfer and the fee will not exceed the cost of effecting a transfer.

Transfers must be made by Written Request unless the Contract Owner has by Written Request authorized Lincoln Life to accept telephone transfer requests from the Contract Owner or from a person acting for the Contract Owner as an attorney-in-fact under a power of attorney. By authorizing Lincoln Life to accept telephone transfer instructions, a Contract Owner agrees to accept and be bound by the conditions and procedures established by Lincoln Life from time to time. The current conditions and procedures are in Appendix A and Contract Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Contract Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Lincoln Life's Service Office before the close of regular trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Contract Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Lincoln Life's Service Office initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for purchase payments includes that Sub-Account, then the allocation formula for future purchase payments will automatically change unless the Contract Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Contract Owner instructs otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Lincoln Life's management further investment in such fund shares should become inappropriate in view of the purpose of the Contract, Lincoln Life may add or substitute shares of another Eligible Fund or of another

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mutual fund for Eligible Fund shares already purchased under the Contract. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Contract Owners, to the extent required by the Investment Company Act of 1940.

Lincoln Life has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Lincoln Life's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Lincoln Life assesses charges, so long as the aggregate amount is not increased beyond that which may be charged to the Variable Account and the Eligible Funds in connection with the Contracts.

DEDUCTIONS

Deductions for Contract Maintenance Charge

Lincoln Life charges a Contract Maintenance Charge, which is intended to compensate us for the costs associated with administration of the Contracts. This administration includes, but is not limited to, preparation of the Contracts, maintenance of Contract Owners' records, and all accounting, valuation, regulatory and reporting requirements. At the present time the Contract Maintenance Charge is $36.00 per Contract Year. PRIOR TO THE INCOME DATE THE CONTRACT MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY LINCOLN LIFE. The amount of the charge will not exceed $100.

Prior to the Income Date, the full amount of the charge will be deducted from the Contract Value on each Contract Anniversary and on the date of any total surrender not falling on the Contract Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Contract Anniversary will be deducted from the Contract Value. This pro-rata charge covers the period from the prior Contract Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Contract Value.

Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Contract Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Lincoln Life may not later change the amount of the Contract Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment.

For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.

Deductions for Mortality and Expense Risk Charge

Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Lincoln Life guarantees certain total surrenders after the death of the Annuitant or Contract Owner will not result in payments that are reduced by a Contingent Deferred Sales Charge or in payments that are lower than the amount of purchase payments less any prior partial surrenders. Lincoln Life assumes an expense risk since the Contract Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.

To compensate it for assuming these mortality and expense risks, Lincoln Life deducts from each Sub-Account for each Valuation Period, a Mortality and Expense Risk Charge equal on an annual basis to 1.25% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income Date).

Deductions for Daily Sales Charge

Lincoln Life also deducts from each Sub-Account each Valuation Period a sales charge equal on an annual basis to 0.15% of the average daily net asset value of the Sub-Account. This charge compensates Lincoln Life for certain sales distribution expenses relating to the Contract. This charge will not be deducted from Sub-Account values attributable to Contracts that have reached the maximum cumulative sales charge limit defined in the next section. The charge is also not deducted from Sub-Account values attributable to Annuity Units.

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Deductions for Contingent Deferred Sales Charge

A sales charge is not deducted from the Contract's purchase payments when initially received. However, a Contingent Deferred Sales Charge may be deducted upon a surrender.

In order to determine whether a Contingent Deferred Sales Charge will be due upon a partial or total surrender, Lincoln Life maintains a separate set of records. These records identify the date and amount of each purchase payment made to the Contract and the Contract Value over time.

A surrender in any Contract Year will be free of Contingent Deferred Sales Charge to the extent the surrender amount does not exceed the Contract's increase in value at that time. The increase in value is equal to: the Contract Value at the time of surrender; less that portion of purchase payments that are still remaining at the time of surrender.

After the first Contract Year, Lincoln Life guarantees that a minimum amount of Contract Value will be free of Contingent Deferred Sales Charge each year. This amount is equal to 10% of the Contract Value at the beginning of each Contract Year (i.e., on the Contract Anniversary). This 10% amount will be reduced by the amount of each surrender in a year that represents the Contract's increase in value. The portion of any surrender in excess of this increase in value but not in excess of the remaining 10% amount will be free of Contingent Deferred Sales Charge. This portion will be deducted from the purchase payments in chronological order from the oldest to the most recent until the amount is fully deducted. Any amount so deducted will not be subject to a charge.

The following additional amounts will be deducted from the purchase payments in the same chronological order: the amount of any surrender in the first Contract Year in excess of the Contract's increase in value at the time of surrender; and the amount of any surrender in any later Contract Year in excess of the Contract's increase in value at the time of surrender (or in excess of the 10% limit if it applies). The Contingent Deferred Sales Charge for each purchase payment from which a deduction is made will be equal to (a) multiplied by (b), where:

(a)  is the amount so deducted; and

(b)  is the applicable percentage for the number of years that have elapsed from the date of that payment to the date of surrender. Years are measured from the month and day of payment to the same month and day in each subsequent calendar year. The percentages applicable to each purchase payment during the seven years after the date of its payment are shown in the following table:

Years from Date of Payment		Sales Charge
1		7%
2		6%
3		5%
4		4%
5		3%
6		2%
7		1%
8	or later	0%

The applicable Contingent Deferred Sales Charges for each purchase payment are then totalled. The lesser of this total amount and the Contract's maximum cumulative sales charge will be deducted from the Contract Value in the same manner as the surrender amount. The maximum cumulative sales charge is equal to (a) less (b), where (a) is 8.5% of the total purchase payments made to the Contract and (b) is the sum of all prior Contingent Deferred Sales Charge deductions from the Contract Value and all prior Variable Account sales charges applicable to the Contract from the 0.15% sales charge factor. After each surrender, Lincoln Life records will be adjusted to reflect any deductions made from the applicable purchase payments.

Example: Two purchase payments were made one year apart for $5,000 and $7,000. The Contract Value has grown to an assumed $13,200 when the Owner decides to withdraw $8,000. The Contract Value at the beginning of the Contract Year of surrender was $13,000. The Contingent Deferred Sales Charge percentages at the time of surrender are an assumed 5% for the $5,000 payment and 6% for the $7,000 payment. The portion of the surrender representing the Contract's increase in value ($13,200 less $12,000, or $1,200) would not be subject to charges. Since $1,200 is less than the amount guaranteed not to have charges (10% of $13,000, or $1,300) an additional

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$100 would not be subject to charges. This $100 would be deducted from the oldest purchase payment, reducing it from $5,000 to $4,900. The $1,200 increase in value plus the additional $100 leaves $6,700 ($8,000 - 1,200 - 100) to be deducted. This $6,700 would be deducted from the $4,900 of the first payment still left and $1,800 of the second payment. The total Contingent Deferred Sales Charge would be $4,900 multiplied by the applicable 5% and $1,800 times the applicable 6%, or a total of $353. The sales charge records would now reflect $0 for the 1st payment and $5,200 for the 2nd payment. The $8,000 requested plus the $353 charge would be deducted from Contract Values under the rules specified in the "Surrenders" section.

The Contingent Deferred Sales Charge, when it is applicable, will be used to cover the expenses of selling the Contract, including compensation paid to selling dealers and the cost of sales literature. Any expenses not covered by the Charge will be paid from Lincoln Life's general account, which may include monies deducted from the Variable Account for the Mortality and Expense Risk Charge. A dealer selling the Contract can receive up to 6% of purchase payments.

Lincoln Life may establish a program to allow a Contract Owner to request systematic partial surrenders in the first Contract Year up to a total of 10% of the initial purchase payment to the Contract. Under such a program, Lincoln Life may waive the Contingent Deferred Sales Charge on the amount of any partial surrender that is in excess of the Contract's increase in value (defined in the third paragraph of this section) at the time the surrender occurs. Any such excess surrender amount will not be deducted from the initial purchase payment under the procedure described in the fourth paragraph of this section. This means that the waiver of Contingent Deferred Sales Charge is not a permanent waiver and the Charge can potentially be collected by Lincoln Life in the event the Contract Owner later makes a non-systematic partial or total surrender.

Deductions for Transfers of Contract Value

The Contract allows Lincoln Life to charge a transfer fee. Currently no fee is being charged. Contract Owners will be notified, in advance, of the imposition of any fee. Any fee will not exceed $25 per transfer and the fee will not exceed the cost of effecting a transfer.

Deductions for Premium Taxes

Lincoln Life deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Lincoln Life elects to defer such deduction. Such premium taxes may depend, among other things, on the type of Contract (Qualified or Non-Qualified), on the state of residence of the Contract Owner, the state of residence of the Annuitant, the status of Lincoln Life within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 3.5%. For New York Contracts, the current premium tax rate is 0%.

Deductions for Income Taxes

Lincoln Life will deduct from any amount payable under the Contract any income taxes that a governmental authority requires Lincoln Life to withhold with respect to that amount.

See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Expenses

The Variable Account's total expenses in relation to the Contract will be the Contract Maintenance Charge, the Mortality and Expense Risk Charge, and the Daily Sales Charge.

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

THE CONTRACTS

Contract Value

The Contract Value for a Contract is the sum of the value of each Sub-Account to which values are allocated under a Contract. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

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Each purchase payment that is made results in additional Accumulation Units being credited to the Contract and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.

Valuation Periods

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of regular trading on the New York Stock Exchange on each Valuation Date and ending at the close of regular trading for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Contract Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Lincoln Life utilizes an Accumulation Unit value. Each Sub-Account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.

The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Lincoln Life calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a/b) - c), where:

(a)  is equal to:

(i)  the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

(ii)  the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b)  is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:

(i)  the Valuation Period equivalent of the 1.25% per year Mortality and Expense Risk Charge; plus

(ii)  the Valuation Period equivalent of the .15% per year Daily Sales Charge; plus

(iii)  a charge factor, if any, for any tax provision established by Lincoln Life as a result of the operations of that Sub-Account.

If a Contract ever reaches the maximum cumulative sales charge limit defined in "Deductions for Contingent Deferred Sales Charge", Unit values without (c)(ii) above will be used thereafter.

Modification of the Contract

Only Lincoln Life's President or Secretary may agree to alter the Contract or waive any of its terms. Any changes must be made in writing and with the Contract Owner's consent, except as may be required by applicable law.

Right to Revoke

The Contract Owner may return the Contract within 10 days after he or she receives it by delivering or mailing it to Lincoln Life's Service Office. The return of the Contract by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Contract will be treated as if Lincoln Life never issued it and Lincoln Life will refund the Contract Value.

DEATH PROVISIONS FOR NON-QUALIFIED CONTRACTS

Death of Primary Owner, Joint Owner or Annuitant Before the Income Date

These provisions apply if, before the Income Date while the Contract is In Force, the primary Owner, any joint Owner, or the Annuitant dies. The Designated Beneficiary will control the Contract after such death.

The Contract Value will be increased, as provided below, if it is less than the guaranteed minimum death value amount ("GMDV"). The GMDV is the greater of the following two amounts: (a) Lincoln Life will add up all purchase

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payments made through the date of death, and then subtract all partial surrenders made through the date of death and (b) Lincoln Life will compute an "Anniversary Value" for each Contract Anniversary (if any) before the 81st birthday of the covered person and Lincoln Life will use the greatest of such "Anniversary Values". The covered person is the Primary Owner or, if there is a non-natural Owner such as a trust, the Annuitant is the covered person. The "Anniversary Value" for each applicable Contract Anniversary initially equals the Contract Value on that Anniversary. It is then increased by any purchase payments made from that Anniversary until the date of death, and decreased by the following amount at the time of each partial surrender made from that Anniversary until the date of death: the partial surrender amount divided by the Contract Value right before the surrender, multiplied by the "Anniversary Value" right before the surrender.

For any Contract issued before November 1, 1995, the GMDV is the greatest of (a) and (b) above and (c) the Contract Value on the seventh Contract Anniversary, plus any purchase payments made from that Anniversary until the date of death, less any partial surrenders made from that Anniversary until the date of death.

When Lincoln Life receives due proof of death, Lincoln Life will compare, as of the date of death, the Contract Value to the GMDV. If the Contract Value was less than the GMDV, Lincoln Life will increase the current Contract Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Contract Value until Lincoln Life receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the purchase payment allocation selection that is in effect when Lincoln Life receives due proof of death. Whether or not the Contract Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Contract within 90 days of the date of death for the Contract Value (i.e., any applicable Contingent Deferred Sales Charge will be waived). For a surrender after 90 days, the Surrender Value is payable instead. If the Contract is not surrendered, it will stay In Force for the time period specified below.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole primary owner as of the decedent's date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent Annuitant, otherwise the surviving spouse. The Contract can stay In Force until another death occurs (i.e., until the death of the Annuitant, primary Owner or joint Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

The rights of a Designated Beneficiary under an annuity contract depend in part upon whether the Designated Beneficiary is recognized as a "spouse" under federal tax law. A Designated Beneficiary who is recognized as a spouse is treated more favorably than a Designated Beneficiary who is not a spouse for federal tax purposes. Specifically, a Designated Beneficiary who is the surviving spouse of the decedent may continue the Certificate and become the new Owner, as described above. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Designated Beneficiary of a decedent and the decedent were parties to such a relationship, the Designated Beneficiary will be required by federal tax law to take distributions from the Certificate in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Certificate. If you have questions concerning your status as a spouse for federal tax purposes and how that status might affect your rights under the Certificate, you should consult your legal adviser.

If the decedent's spouse is not the sole Designated Beneficiary, the Contract can stay In Force up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Contract for its Surrender Value. If the Contract is still In Force at the end of the five-year period, Lincoln Life will automatically end it then by paying the Contract Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Lincoln Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits

Instead of receiving a lump sum, the Owner or any Designated Beneficiary may direct by Written Request that Lincoln Life pay any benefit of $2,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

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Death of Primary Owner, Joint Owner or Annuitant On or After Income Date

If, on or after the Income Date, the primary Owner, any joint Owner, or the Annuitant dies, and before all benefits under the Settlement Option selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Settlement Option in effect when the decedent died.

DEATH PROVISIONS FOR QUALIFIED CONTRACTS

Death of Annuitant Before Income Date

If the Annuitant dies before the Income Date while the Qualified Contract is In Force, the Designated Beneficiary will control the Contract after such a death. The Contract Value will be increased, as provided below, if it is less than the guaranteed minimum death value amount ("GMDV"). The GMDV is the amount defined under "Death Provisions for Non-Qualified Contracts" above.

When Lincoln Life receives due proof of the Annuitant's death, Lincoln Life will compare, as of the date of death, the Contract Value to the GMDV. If the Contract Value was less than the GMDV, Lincoln Life will increase the current Contract Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Contract Value until Lincoln Life receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the purchase payment allocation selection that is in effect when Lincoln Life receives due proof of death. Whether or not the Contract Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Contract within 90 days of the date of the Annuitant's death for the Contract Value (i.e., any applicable Contingent Deferred Sales Charge will be waived). For a surrender after 90 days, the Surrender Value is payable instead.

After the death of the Annuitant, any remaining interest in a Qualified Certificate must be distributed in accordance with the federal income tax rules under Section 401(a)(9) of the Code. See "QUALIFIED RETIREMENT PLANS, Temporary Rules under the CARES Act and Required Minimum Distributions Upon Your Death." If the Contract is not surrendered, it can stay In Force for the time period permitted by the Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Contract for its Surrender Value. If the Contract is still In Force at the end of the applicable period required by the Code, Lincoln Life will automatically end it then by paying the Contract Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Lincoln Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits

Instead of receiving a lump sum, the Owner or certain Eligible Designated Beneficiaries (as defined in Section 401(a)(9)(E)(ii) of the Code) may direct by Written Request that Lincoln Life pay any benefit of $2,000 or more under a Settlement Option, subject to the rules and limitations under the federal tax law. These rules and limitations are described in detail under the section "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

Death of Annuitant On or After Income Date

If the Annuitant dies on or after the Income Date and before all benefits under the Settlement Option selected have been paid, the Required Minimum Distribution rules of Section 401(a)(9) of the Code may require any remaining portion of such benefits to be paid more rapidly than originally scheduled. In that regard, it is important to understand that in the case of a Qualified Contract, once annuity payments start under a Settlement Option it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules. See "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

OWNERSHIP

The Contract Owner shall be the person designated in the application. The Contract Owner may exercise all the rights of the Contract.

Joint Owners are permitted but not contingent Owners.

The Contract Owner may by Written Request change the Owner, primary beneficiary, contingent beneficiary or contingent Annuitant. An irrevocably-named person may be changed only with the written consent of such person. The Annuitant may not be changed.

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Because a change of Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Contract Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Contract may have limitations on transfer of ownership. A Contract Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

ASSIGNMENT

The Contract Owner may assign the Contract at any time. A copy of any assignment must be filed with Lincoln Life's Service Office. The Contract Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Contract may have limitations on assignability.

Because an assignment may be a taxable event, a Contract Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

SURRENDERS

The Contract Owner may partially surrender the Contract. Lincoln Life's Service Office must receive a Written Request and the minimum amount to be surrendered must be at least $300 or such lesser amount as Lincoln Life may permit in conjunction with a program of systematic partial surrenders. If the Contract Value after a partial surrender would be below $2,500, Lincoln Life will treat the request as a surrender of only the excess amount over $2,500. The amount surrendered will include any applicable Contingent Deferred Sales Charge and therefore the amount actually surrendered may be greater than the amount of the surrender check requested. Unless the request specifies otherwise, the total amount surrendered will be deducted from all Sub-Accounts of the Variable Account in the proportion that the value in each Sub-Account bears to the total Contract Value.

The Contract Owner may totally surrender the Contract by making a Written Request. Surrendering the Contract will end it. The Surrender Value is equal to the Contract Value for the Valuation Period during which Lincoln Life's Service Office has received the request less: the Contract Maintenance Charge; any applicable Contingent Deferred Sales Charge; and any applicable premium taxes not previously deducted.

Lincoln Life will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Contract Owner may purchase for himself or herself an annuity payment option with any surrender benefit of at least $2,000. Lincoln Life's consent is needed to choose an option if the Contract Owner is not a natural person.

Settlement Options based on life contingencies cannot be surrendered after annuity payments have begun. Settlement Option 1, which is not based on life contingencies, may be surrendered as described in "Annuity Provisions — Option 1."

Because of the potential tax consequences of a full or partial surrender, a Contract Owner should consult a competent tax adviser regarding a surrender.

ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Contract is In Force, payments will begin under the payment option or options the Contract Owner has chosen. The amount of the payments will be determined by applying the Contract Value (less any premium taxes not previously deducted and less any applicable Contract Maintenance Charge) on the Income Date in accordance with the option selected.

Income Date and Settlement Option

The Contract Owner may select an Income Date and Settlement Option at the time of application. If the Contract Owner does not select a Settlement Option, Option 2 will automatically be designated. If the Contract Owner does not select an Income Date for the Annuitant, the Income Date will automatically be the first day of the calendar month following the later of the Annuitant's 75th birthday or the 10th Contract Anniversary.

Change in Income Date and Settlement Option

The Contract Owner may choose or change a Settlement Option or the Income Date by making a Written Request to Lincoln Life's Service Office at least 30 days prior to the Income Date. However, any Income Date must be: (a) for variable annuity payment options, not earlier than the second calendar month after the Issue Date (e.g., if the Issue Date is in January, the earliest Income Date is March 1); (b) for fixed annuity options, not earlier than the first calendar

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month after the end of the first Contract Year; (c) not later than the calendar month after the Annuitant's 85th birthday; and (d) the first day of a calendar month.

Settlement Options

The payment options are: Option 1: Income for a Fixed Number of Years; Option 2: Life Income with 10 Years of Payments Guaranteed; and Option 3: Joint and Last Survivor Income. Other options may be arranged by mutual consent. Each option is available in two forms — as a variable annuity for use with the Variable Account and as a fixed annuity for use with the Fixed Account. Variable annuity payments will fluctuate while fixed annuity payments will not. Unless the Owner chooses otherwise, Contract Value will be applied to a variable annuity option. Whether variable or fixed, the same Contract Value amount applied to each option will produce a different initial annuity payment as well as different subsequent payments. Your choice of Settlement Options may be limited if this is a Qualified Contract.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available to apply under any variable or fixed option is less than $2,000, Lincoln Life has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Lincoln Life has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.

Generally, you may select from among the Settlement Options described below. However, certain Settlement Options and/or certain period durations may not be available, depending on the age of the Annuitant and whether your Contract is a Qualified Contract that is subject to limitations under the Required Minimum Distribution rules of Section 401(a)(9) of the Code. In addition, once annuity payments start under a Settlement Option, it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules, if your Contract is a Qualified Contract. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

Option 1: Income For a Fixed Number of Years. Lincoln Life will pay an annuity for a chosen number of years, not less than 5 nor over 50 (a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment). At any time while variable annuity payments are being made, the payee may elect to receive the following amount: (a) the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is 5% per year unless 3% per year is chosen by Written Request); less (b) any Contingent Deferred Sales Charge due by treating the value defined in (a) as a total surrender. (See "Deductions for Contingent Deferred Sales Charge" on Page 14). Instead of receiving a lump sum, the payee can elect another payment option and the amount applied to the option will not be reduced by the charge defined in (b) above. If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:

(a)  payments will be continued during the remainder of the period to the successor payee; or

(b)  that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year unless 3% per year is chosen by Written Request.

The Mortality and Expense Risk Charge is deducted during the Option 1 payment period but Lincoln Life has no mortality risk during this period.

Lincoln Life has available a "level monthly" payment option that can be chosen for variable payments under Option 1. Under this option, the monthly payment amount changes every 12 months instead of every month as would be the case under the standard monthly payment frequency. The "level monthly" option converts an annual payment amount into 12 equal monthly payments as follows. Each annual payment will be determined as described in "Variable Annuity Payment Values". Each annual payment will then be placed in Lincoln Life's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Lincoln Life that will vary from year to year. If the payments are commuted, (1) the commutation method described above for calculating the present value of remaining payments applies to any remaining annual payments and (2) any unpaid monthly payments out of the current twelve will be commuted at the interest rate that was used to determine those twelve current monthly payments.

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See "TAX STATUS, Taxation of Annuity Payments" for the manner in which Option 1 may be taxed.

Option 2: Life Income with 10 Years of Payments Guaranteed. Lincoln Life will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

(a)  payments will be continued during the remainder of the period to the successor payee; or

(b)  that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year unless 3% per year is chosen by Written Request. The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and it may also depend on the payee's sex.

Option 3: Joint and Last Survivor Income. Lincoln Life will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE PAYEES BOTH DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

Variable Annuity Payment Values

The amount of the first variable annuity payment is determined by Lincoln Life using an annuity purchase rate that is currently based on an assumed annual investment return of 5%, unless 3% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. As a result, choosing the higher assumed investment return of 5%, as opposed to the lower assumed investment return of 3%, may mean that subsequent variable annuity payments will be lower if the actual investment return is under 5%. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Contract Maintenance Charge. A payee can instruct Lincoln Life's Service Office to change the Sub-Account(s) used to determine the amount of the variable annuity payments. Any change requested must be at least six months after a prior selection.

Fixed Annuity Payment Values

The dollar amount of each fixed annuity payment will be determined by deducting from the value being applied to the Fixed Account any premium taxes not previously deducted and then dividing the remaining value by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Contract; or (b) the factor currently offered by Lincoln Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

Proof of Age, Sex, and Survival of Annuitant

Lincoln Life may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Lincoln Life will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Lincoln Life may have made will be paid in full with the next annuity payment. Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Lincoln Life is repaid in full.

SUSPENSION OF PAYMENTS

Lincoln Life reserves the right to suspend or postpone any type of payment from the Variable Account for any period when: (a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; or (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account; or determine their value. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (b) and (c) exist.

TAX STATUS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in

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certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions. This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, Lincoln Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

Temporary Rules under CARES Act

On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to IRAs and qualified plans. This relief generally only applied during 2020. However, some of the temporary relief provisions may continue to impact federal income taxes beyond 2020. These changes are discussed below under "Qualified Retirement Plans." The CARES Act does not change the tax rules applicable to nonqualified contracts.

Tax Status of Lincoln Life

Lincoln Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Lincoln Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Lincoln Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Lincoln Life is taxed on investment income or capital gains of the Variable Account, then Lincoln Life may impose a charge against the Variable Account in order to make provision for such taxes.

Taxation of Annuities in General

Tax Deferral During Accumulation Period

Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

•  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

•  Lincoln Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

•  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contract. Lincoln Life expects that the Variable Account, through the Eligible Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a

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segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more Eligible Funds to which to allocate Purchase Payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Lincoln Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Lincoln Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner

As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. Thus, if a group Contract is held by a trust or other entity as an agent for certificate owners who are individuals, those individuals should be treated as owning an annuity for federal income tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

(1)  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  Contracts issued in connection with certain Qualified Plans;

(3)  Contracts purchased by employers upon the termination of certain Qualified Plans;

(4)  Certain Contracts used in connection with structured settlement agreements; and

(5)  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Income Dates

If the Contract's Income Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, any increases in the Contract Value could be currently includable in the Owner's income.

The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial Surrenders and Surrenders

In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the partial surrender exceeds your "investment in the contract" (defined below). All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under a systematic partial surrender plan are treated for tax purposes as withdrawals, not annuity payments. In the case of a complete surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the "investment in the contract" at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

Partial surrenders and surrenders may be subject to a 10% additional tax. (See "Additional Tax on Premature Distributions.") Partial surrenders and surrenders may also be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

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Taxation of Annuity Payments

Normally, the portion of each annuity payment equal to the excess of the payment over the excludable amount is the taxable amount. In the case of variable annuity payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formulas, annuity payments will be fully taxable. If annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments under commutable options should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable. With respect to the "level monthly" payment option available under Option 1, pursuant to which each annual payment is placed in Lincoln Life's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and includible in income in the tax year in which the first monthly payout is received.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal tax law. You should consult a tax adviser in those situations.

Annuity payments may be subject to a 10% additional tax. (See "Additional Tax on Premature Distributions.") Annuity payments may also be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

Taxation of Death Benefit Proceeds

Prior to the Income Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

•  if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

•  if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above.

After the Income Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

•  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

•  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a partial surrender of such amount or portion. If the entire Contract Value is assigned or pledged, subsequent increases in the Contract Value are also treated as partial surrenders for as long as the assignment or pledge remains in

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place. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between the "cash surrender value" and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income. The exceptions for transfers to the Owner's spouse (or to a former spouse) are limited to individuals that are treated as spouses under federal tax law.

Additional Tax on Premature Distributions

Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% additional tax on the amount of any payment from the Contract (e.g., partial surrenders, surrenders, annuity payments, death benefit proceeds, assignments, pledges, and gratuitous transfers) that is includable in income unless the payment is:

(a)  received on or after the Owner reaches age 59 1/2;

(b)  attributable to the Owner's becoming disabled (as defined in the tax law);

(c)  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

(d)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or

(e)  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Certain other exceptions to the 10% additional tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

In certain circumstances, the IRS may determine the amount of an annuity payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Lincoln Life (or its affiliates), the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders or partial surrenders prior to the Income Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or partial surrender or an annuity payment that is taxable and the amount which might be subject to the 10% additional tax described above.

Section 1035 Exchanges

Section 1035 of the Code provides, in certain instances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy, an endowment contract, an annuity contract, or a long-term care contract. If a Non-Qualified Contract was purchased with proceeds from a surrender of an existing annuity contract, the new Certificate will be subject to certain after-death distribution requirements and special rules may apply to Purchase Payments made before January 18, 1985 and the income allocable to them. Special rules and procedures apply to section 1035 exchanges. If you wish to take advantage of section 1035, you should consult your tax advisor.

Medicare Hospital Insurance Tax on Certain Distributions

A Medicare hospital insurance tax of 3.8% will apply to some types of investment income, including taxable distributions from Non-Qualified Contracts. However, this tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

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Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are Owners or are Beneficiaries under a Contract, should consult a tax adviser.

Qualified Retirement Plans

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who use the Contract in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, systematic partial surrenders, partial surrenders, and annuity payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

Temporary Rules under the CARES Act

As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which includes temporary relief during 2020 from certain of the tax rules applicable to IRAs and qualified plans. However, some of the temporary relief may continue to impact federal income taxes beyond 2020. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other Qualified Contract.

Required Minimum Distributions. The CARES Act provides that if the post-death 5-year rule described below under "Required Distributions upon Your Death, Prior law" applies, the 5-year period is determined without regard to calendar year 2020.

Distributions. The CARES Act provides relief for coronavirus-related distributions made from an "eligible retirement plan" (defined below) to a "qualified individual" (also defined below). The relief permitted certain in-service distributions that would otherwise not be allowed under sections 401(k), 403(b), or 457 of the Code; provided an exception to the 10% Additional Tax under section 72(t) of the Code; and exempted the distribution from the mandatory 20% withholding applicable to eligible rollover distributions. For distributions taken in 2020:

•  The IRA owner or employee is permitted to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable (unless they elect out); and

•  The IRA owner or employee is permitted to recontribute the distribution to an eligible retirement plan within three years, in which case the recontribution is generally treated as a direct trustee to trustee transfer within 60 days of the distribution.

The distribution must come from, and any recontribution must be made to, an "eligible retirement plan" within the meaning of section 402(c)(8)(B) of the Code, i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan, including Roth arrangements. The relief is limited to aggregate distributions of $100,000.

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Plan Loans. The CARES Act provides that in the case of any "qualified individual" (as defined below) any repayment on a loan that otherwise was due between March 27, 2020 and December 31, 2020, is delayed for one year.

Individuals Eligible for Withdrawal and Loan Relief. Only a "qualified individual" is eligible for the withdrawal and loan relief provided under the CARES Act. A "qualified individual" is an individual in one of the following categories:

•  The individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (COVID-19) by a test approved by the Centers for Disease Control and Prevention;

•  The individual's spouse or dependent is diagnosed with such virus or disease; or

•  The individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by Internal Revenue Service.

The CARES Act provides that the administrator of an eligible retirement plan may rely on an employee's certification that the employee is a qualified individual as defined above.

Required Minimum Distributions In General

In the case of Qualified Contracts, special tax rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. Distributions of minimum amounts (as specified in the tax law) must commence from Qualified Plans by the "required beginning date." In the case of Individual Retirement Accounts or Annuities (IRAs), this generally means April 1 of the calendar year following the calendar year in which the Owner attains age 72 (or age 70 1/2 for Owners born before July 1, 1949). In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract may increase the amount of the minimum required distribution that must be taken from your Contract.

Required Minimum Distributions Upon Your Death

Upon your death under an IRA, Roth IRA, or other employer sponsored defined contribution plan, any remaining interest must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Code. The death benefit provisions of your Qualified Contract shall be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which was part of the larger Further Consolidated Appropriates Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

•  Prior law. Under prior law, if an employee under an employer sponsored plan or the owner of an IRA dies prior to the required beginning date, the remaining interest must be distributed (1) within 5 years after the death (the "5-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee or IRA owner dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

•  The new law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an "eligible designated beneficiary" ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual's status as an EDB is determined on the date of your death.

This 10-year post-death distribution period generally applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an

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annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB's death.

Instead of taking distributions under the new 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan only if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan only if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 years of the designated beneficiary's death. Hence, this 10-year rule generally will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee or IRA owner was alive could continue to be made under that method after the death of the employee or IRA owner. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Lincoln Life) in order to comply with the new post-death distribution requirements.

As a general matter, however, the new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to annuity contracts purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.

•  Spousal continuation. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA, or by treating your IRA as your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

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Additional Tax on Premature Distributions

There may be a 10% additional tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this additional tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the additional tax does not apply to a payment:

(a)  received on or after the date the Owner reaches age 59 1/2;

(b)  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

(c)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Section 401, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the additional tax does not apply to certain distributions from IRAs which are used for qualified first-time home purchases, for qualified higher education expenses, or in the case of a qualified birth or adoption. You must meet special conditions to be eligible for these three exceptions to the additional tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax adviser. Certain other exceptions to the 10% additional tax not described herein also may apply.

Other Considerations

Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

Following are brief descriptions of various types of Qualified Plans and of the use of the Contract in connection therewith.

Individual Retirement Accounts and Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement annuity known as an IRA. If you use this Contract in connection with an IRA, the Owner and Annuitant must be the same individual and generally may not be changed. IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible, and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence during the Owner's lifetime. A Roth IRA may accept a "qualified rollover contribution" from (1) a non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

IRA to IRA Rollovers and Transfers

A rollover contribution is a tax-free movement of amounts distributed from one IRA to another within 60 days after you receive the distribution. A distribution from a non-Roth IRA generally may be rolled over tax-free within 60 days to

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another non-Roth IRA, and a distribution from a Roth IRA generally may be rolled over tax-free within 60 days to another Roth IRA. A distribution from a Roth IRA may not be rolled over (or transferred) tax-free to a non-Roth IRA.

A rollover from any one of your IRAs (including IRAs you have with another company) to another IRA is allowed only once within a one-year period. This limitation applies on an aggregate basis and applies to all types of your IRAs, meaning that you cannot make an IRA to IRA rollover if you have made such a rollover involving any of your IRAs in the preceding one-year period. For example, a rollover between your Roth IRAs would preclude a separate rollover within the one-year period between your non-Roth IRAs, and vice versa. The one-year period begins on the date that you receive the IRA distribution, not the date it is rolled over into another IRA.

If the IRA distribution does not satisfy the rollover rules, it may be (1) taxable in the year distributed, (2) subject to a 10% tax on early distributions, and (3) treated as a regular contribution to the recipient IRA, which could result in an excess contribution subject to a 6 percent excise tax.

If you inherit an IRA from your spouse, you generally can roll it over into an IRA established for you, or you can choose to make the inherited IRA your own. If you inherited an IRA from someone other than your spouse, you cannot roll it over, make it your own, or allow it to receive rollover contributions.

A rollover from one IRA to another is different from a direct trustee-to-trustee transfer of your IRA assets from one IRA trustee to another IRA trustee. A "trustee-to-trustee" transfer is not considered a rollover and is not subject to the 60-day rollover requirement or the one rollover per year rule. In addition, a rollover between IRAs is different from direct rollovers from certain Qualified Plans to non-Roth IRAs and "qualified rollover contributions" to Roth IRAs.

Pension and Profit-Sharing Plans

Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of the spouse or former spouse to change annuity options, elect a systematic partial surrender option, or make a partial or full surrender of the Contract.

Section 403(b) Annuity Contracts

The Company no longer issues Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities or "TSAs"). In addition, the Company no longer accepts additional premiums into existing TSAs. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Owners using the Contracts as a "Section 403(b) annuity contract" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts.

Section 403(b) annuity contracts contain restrictions on withdrawals of:

(i)  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

(ii)  earnings on those contributions; and

(iii)  earnings after December 31, 1988, on amounts attributable to salary reduction contributions held as of December 31, 1988.

These amounts can be paid only if the employee has reached age 59 1/2, had a severance from employment, died, has become disabled, in the case of hardship or if the amount is a qualified reservist distribution under Section 72(t)(2)(G) of the Code. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. In addition, in the case of contracts issued on or after January 1, 2009, a Section 403(b) contract is permitted to distribute retirement benefits (other than those attributable to salary reduction contributions) to a participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or disability. (These limitations on withdrawals and distributions do not apply to the extent the Company is directed to transfer or exchange some or all of the Contract Value to the issuer of another Section 403(b) annuity contract or into a Section 403(b)(7) custodial account.)

Income tax regulations impose a written plan requirement and certain information sharing requirements on Section 403(b) contracts (including Section 403(b) annuity contracts and Section 403(b)(7) custodial accounts, subject

29

to certain exceptions). In particular, a rollover to a Section 403(b) contract from an eligible retirement plan, a transfer to a Section 403(b) plan from another Section 403(b) plan, and the exchange of a Section 403(b) contract for another Section 403(b) contract under the same Section 403(b) plan must be permitted under the Section 403(b) plan pursuant to which the contract is maintained. In addition, the issuer of the Section 403(b) contract and the employer maintaining the Section 403(b) plan generally must agree to provide each other, from time to time, with information necessary for the Section 403(b) contract, or any other contact to which contributions have been made by the employer, to satisfy Section 403(b) and other tax requirements. If these requirements are not met, there may be adverse tax consequences to the Contract Owner, including current taxation of amounts that would otherwise be tax deferred.

In light of the limitations in the income tax regulations, the Company will not accept rollovers, transfers, or exchanges into a Section 403(b) annuity contract. A rollover, transfer, or exchange from your Section 403(b) annuity contract with the Company to another Section 403(b) contract may be made only if the other Section 403(b) annuity contract is maintained pursuant to a Section 403(b) plan that permits the rollover, transfer, or exchange. Before requesting a rollover, transfer, or exchange to another Section 403(b) contract, you should consult your tax advisor about the income tax consequences of the proposed transaction.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes.

Direct Rollovers

If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, or is a TSA, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, an eligible Section 457(b) deferred compensation plan that has a government sponsor, or TSA, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or Lincoln Life) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

Federal Income Tax Withholding

In General

Lincoln Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract, including amounts that escheat to the state, unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Lincoln Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including partial and full surrenders prior to the Income Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. You may also be required to pay penalties under the estimated tax rules if your withholding and estimated tax payments are insufficient to satisfy your tax liability. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

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Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding federal withholding tax consequences to annuity contract purchasers or beneficiaries that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. Purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to the distributions from a Contract.

FATCA Withholding

In order for Lincoln Life to comply with income tax withholding and information reporting rules which may apply to annuity contracts, Lincoln Life may request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U.S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity; and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If Lincoln Life does not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which Lincoln Life is required to withhold income tax. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, Lincoln Life may be required to report contract values and other information for certain contractholders. For this reason Lincoln Life may require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of distributee or recipient.

VARIABLE ACCOUNT VOTING RIGHTS

In accordance with its view of present applicable law, Lincoln Life will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. Proportional voting may result in a small number of Contract Owners determining the outcome of the vote.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Lincoln Life determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Contract shall be the Contract Owner. The number of shares held in each Sub-Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares which a person has a right to vote will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

DISTRIBUTION OF THE CONTRACT

Lincoln Financial Distributors, Inc. On October 1, 2021, Lincoln Financial Distributors ("LFD"), a wholly owned subsidiary of Lincoln National Corporation and therefore an affiliate of Lincoln Life, became the distributor of the Contracts. LFD is located at 130 North Radnor Chester Road, Radnor, PA, 19087. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of FINRA (Financial Industry Regulatory Authority).

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The Contracts are no longer offered for sale, but owners of outstanding Contracts can continue to invest premiums and effect other transactions in their Contracts. LFD's distribution activities are limited to the transactions that continue to be made by owners of outstanding Contracts. We do not pay LFD any underwriting commissions, fees or compensation for serving as distributor, but we do reimburse LFD for expenses incurred in connection with its services as distributor.

Prior to September 30, 2021 Clarendon Insurance Agency, Inc. ("Clarendon") served as the Principal Underwriter for the Contract described in this prospectus. The principal business address for Clarendon is 1601 Trapelo Road, Suite 30, Waltham, Massachusetts 02451. The Contracts were sold by registered representatives of broker/dealers who had entered into distribution agreements with the Liberty Life Assurance Company of Boston ("Liberty Life"). Clarendon is registered under the Securities Exchange Act of 1934 and is a member of FINRA (Financial Industry Regulatory Authority).

LEGAL PROCEEDINGS

In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened regulatory or legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.

INQUIRIES BY CONTRACT OWNERS

Contract Owners with questions about their Contracts can write Lincoln Life Service Office, P.O. Box 758581, Topeka, Kansas 66675-8581, or call (877) 253-2323.

TABLE OF CONTENTS — STATEMENT OF ADDITIONAL INFORMATION

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APPENDIX A

TELEPHONE INSTRUCTIONS

Telephone Transfers of Contract Values

1.  If there are joint Contract Owners, both must authorize Lincoln Life to accept telephone instructions but either Owner can give Lincoln Life telephone instructions.

2.  All callers will be required to identify themselves. Lincoln Life reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Lincoln Life's satisfaction.

3.  Neither Lincoln Life nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Lincoln Life will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Lincoln Life does not, Lincoln Life may be liable for losses due to an unauthorized or fraudulent instruction. The Contract Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Contract Value to be lower than it would be had no instruction been executed.

4.  All conversations will be recorded with disclosure at the time of the call.

5.  The application for the Contract may allow a Contract Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Contract Owner. Either Lincoln Life or the authorized person may cease to honor the power by sending written notice to the Contract Owner at the Contract Owner's last known address. Neither Lincoln Life nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6.  Telephone authorization shall continue in force until (a) Lincoln Life receives the Contract Owner's written revocation, (b) Lincoln Life discontinues the privilege, or (c) Lincoln Life receives written evidence that the Contract Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker-dealer.

7.  Telephone transfer instructions received by Lincoln Life's Service Office at (877) 253-2323 before the close of regular trading on the New York Stock Exchange (currently 4:00 P.M. Eastern Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8.  Once instructions are accepted by Lincoln Life, they may not be canceled.

9.  All transfers must be made in accordance with the terms of the Contract and current prospectus. If the transfer instructions are not in good order, Lincoln Life will not execute the transfer and will notify the caller within 48 hours.

10.  If 100% of any Sub-Account's value is transferred and the allocation formula for purchase payments includes that Sub-Account, then the allocation formula for future purchase payments will change accordingly unless Lincoln Life receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Lincoln Life is instructed otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1 - 6 above are applicable.

A-1

APPENDIX B

DOLLAR COST AVERAGING

Lincoln Life offers a dollar cost averaging program that Contract Owners may participate in by Written Request. The program periodically transfers Accumulation Units from the CIF Sub-Account to other Sub-Accounts selected by the Contract Owner. The program allows a Contract Owner to invest in non-"money market" Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once.

The program is available for initial and subsequent purchase payments and for Contract Value transferred into the CIF Sub-Account. Under the program, Lincoln Life makes automatic transfers on a periodic basis out of the CIF Sub-Account into one or more of the other Sub-Accounts (Lincoln Life reserves the right to limit the number of Sub-Accounts the Contract Owner can choose but there are currently no limits). The automatic transfer program does not guarantee a profit nor does it protect against loss in declining markets.

The Contract Owner by Written Request must specify the monthly amount to be transferred (minimum $150) and the Sub-Account(s) to which transfers are to be made from the CIF Sub-Account. The first transfer will occur at the close of the Valuation Period that includes the 30th day after receipt of the Contract Owner's Written Request. Each succeeding transfer will occur one month later (e.g., if the 30th day after the Issue Date is April 8, the second transfer will occur at the close of the Valuation Period that includes May 8). When the remaining Sub-Account value is less than the monthly transfer amount, that remaining value will be transferred and the program will end. Before this final transfer, the Contract Owner may extend the program by allocating additional purchase payments to the CIF Sub-Account or by transferring Contract Value to the CIF Sub-Account. The Contract Owner may by Written Request or by telephone change the monthly amount to be transferred, change the Sub-Account(s) to which the transfers are to be made, or end the program. The program will automatically end if the Income Date occurs. Lincoln Life reserves the right to end the program at any time by sending the Contract Owner a notice one month in advance.

Written or telephone instructions must be received by Lincoln Life by the end (currently 5:00 P.M. Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures established by Lincoln Life from time to time. The current conditions and procedures appear below and Contract Owners in a dollar cost averaging program will be notified, in advance, of any changes.

1.  If there are joint Contract Owners, either Owner can give Lincoln Life telephone transfer instructions.

2.  All callers will be required to identify themselves. Lincoln Life reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Lincoln Life's satisfaction.

3.  Neither Lincoln Life nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Lincoln Life will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Lincoln Life does not, Lincoln Life may be liable for losses due to an unauthorized or fraudulent instruction. The Contract Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Contract Value to be lower than it would be had no instruction been executed.

4.  All conversations will be recorded with disclosure at the time of the call.

5.  Telephone authorization shall continue in force until (a) Lincoln Life receives the Contract Owner's written revocation, (b) Lincoln Life discontinues the privilege, or (c) Lincoln Life receives written evidence that the Contract Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker-dealer.

6.  Telephone instructions must be received by Lincoln Life's Service Office at (877) 253-2323 before the end (currently 5:00 P.M. Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer.

7.  Once instructions are accepted by Lincoln Life, they may not be canceled. New telephone instructions may be given on the following business day.

8.  All instructions must be made in accordance with the terms of the Contract and current prospectus. If the instructions are not in good order, Lincoln Life will not execute them and will notify the caller within 48 hours.

B-1

Appendix C: Condensed financial information

LINCOLN PREFERRED ADVISOR
LINCOLN NATIONAL LIFE INSURANCE COMPANY
LINCOLN LIFE VARIABLE ANNUITY ACCOUNT LMB-K
ACCUMULATION UNIT VALUES*

	Unit Value
Subaccount	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Columbia Variable Portfolio- Strategic Income-Class 1	$37.10	$35.22	$32.35	$31.97	$29.50	$27.14	$27.87	$27.18	$29.72	$26.85
Columbia VP-Asset Allocation Fund-Class 1	—	67.88	54.92	58.22	51.06	49.15	49.23	45.36	38.89	34.89
Columbia VP-Government Money Market Fund Class 1	9.47	9.56	9.43	9.42	9.51	8.77	9.77	9.91	—	—
Columbia VP-U.S. Government Mortgage VA Fund-Class 1	11.63	11.21	10.51	10.47	10.27	10.14	10.14	9.71	10.03	10.00
Columbia VP Dividend Opportunity-Class 1	18.44	18.46	14.91	16.03	14.21	12.67	13.20	12.16	9.72	8.64
Columbia VP-Large Cap Growth Fund-Class 1	34.72	26.09	19.21	20.29	16.06	16.08	14.94	13.27	10.31	8.70
Columbia VP Overseas Core Fund-Class 1	13.45	12.48	9.95	12.11	9.63	10.38	10.01	11.09	9.19	7.91
Columbia VP-Small Company Growth Fund-Class 1	195.31	115.56	78.19	80.26	62.95	56.59	55.23	58.61	42.31	38.31
	Units Outstanding
Subaccount	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Columbia Variable Portfolio- Strategic Income-Class 1	1,462	2,698	3,020	3,568	4,373	4,555	5,015	5,631	5,298	5,554
Columbia VP-Asset Allocation Fund-Class 1	—	6,779	12,786	14,593	14,969	16,196	18,459	20,270	25,077	28,252
Columbia VP-Government Money Market Fund Class 1	39,394	5,710	6,826	3,316	3,369	3,424	4,179	4,266	—	—
Columbia VP-U.S. Government Mortgage VA Fund-Class 1	5,829	9,030	9,497	10,045	13,033	13,521	16,119	41,536	48,597	49,065
Columbia VP Dividend Opportunity-Class 1	6,101	6,381	7,668	8,297	14,381	17,237	26,434	30,522	41,839	48,814
Columbia VP-Large Cap Growth Fund-Class 1	9,815	13,308	15,677	16,841	19,211	22,316	27,355	33,060	38,767	46,918
Columbia VP Overseas Core Fund-Class 1	1,296	1,986	3,711	4,049	9,443	12,539	19,793	22,758	25,874	28,469
Columbia VP-Small Company Growth Fund-Class 1	3,132	3,322	3,859	4,291	5,012	6,350	8,954	9,627	12,102	14,317

*  Accumulation Unit values are rounded to the nearest tenth of a cent and numbers of Accumulation Units are rounded to the nearest whole number.

C-1

STATEMENT OF ADDITIONAL INFORMATION
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
DEFERRED VARIABLE ANNUITY CONTRACT
ISSUED BY
LINCOLN LIFE VARIABLE ANNUITY ACCOUNT LMB-K
AND
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY ("Lincoln Life")

This Statement of Additional Information is not a prospectus but it relates to, and should be read in conjunction with, the variable annuity prospectus dated October 1, 2021. The prospectus is available, at no charge, by writing P.O. Box 758581 Topeka, Kansas 66675-8581 or by calling (877) 253-2323.

The date of this statement of additional information is October 1, 2021.

LIFE2021.SAI

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “we”, “us”, “our”) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the Contracts. Death Benefit Proceeds and rider benefits, to the extent those proceeds and benefits exceed the then current Contract Value of your Contract, are backed by the claims-paying ability of Lincoln Life.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our Contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

The Variable Account was established by Liberty Life Assurance Company of Boston (“Liberty Life”) pursuant to the provisions of Massachusetts Law on September 13, 1989. Liberty Life was purchased by Lincoln Life on May 1, 2018 and later renamed Lincoln Life Assurance Company of Boston. Lincoln Life Assurance Company of Boston was merged with and into Lincoln Life on October 1, 2021.

VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Contract Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Contract Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Contract's annuity table for the particular payment option; or (b) the factor currently offered by Lincoln Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Lincoln Life uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Unit value applicable using any Valuation Period is determined at the end of such period.

The Unit value for each Sub-Account in any Valuation Period after the initial period is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Lincoln Life calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

2

  is equal to the net investment factor defined on page 15 of the prospectus without any deduction for the sales charge defined in (c)(ii) on that page; and

  is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year. An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of 5% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 7%, 5%, 3%, or 1% between the time of the first and second payments. With an actual 7% return, the 3% AIR and 5% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 5% return, the 3% AIR payment would increase in amount while the 5% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 5% AIR payment would decrease in amount. Finally, with an actual return of 1%, the 3% AIR and 5% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amount described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 5% AIR payment amount. Note though that if Option 1 (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 5% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 5% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Any change requested must be at least six months after a prior selection. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. At the end of the Valuation Period during which Lincoln Life receives the request, Lincoln Life will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

PRINCIPAL UNDERWRITER

Lincoln Financial Distributors, Inc. (“LFD”), an affiliate of Lincoln Life, serves as principal underwriter (the “Principal Underwriter”) for the contracts, as described in the prospectus. The Principal Underwriter does not receive or retain any underwriting commissions or other fees in connection with the Contracts. However, the Company reimburses the Principal Underwriter for expenses incurred in connection with serving as the principal underwriter and distributor for the Contracts.

Prior to September 30, 2021 the Contract was distributed by Clarendon Insurance Agency, Inc. During the fiscal year ended December 31, 2020, 2019 and 2018, no commission were paid. The Contract is currently not offered to new purchasers.

CUSTODIAN

The custodian of the assets of the Lincoln Life Variable Annuity Account LMB-K is Protective Life Insurance Company (“Protective”).

On May 1, 2018 , Lincoln Life entered into a reinsurance transaction with Protective Life Insurance Company (“Protective”) whereby Protective agreed to reinsure a portion of Lincoln Life’s life insurance and annuity business, including these Contracts. Protective is responsible for customer service and administration for the Contract. This administration includes, but is not limited to, preparation of the Contracts, maintenance of Contract Owners' records, and all accounting, valuation, regulatory and reporting requirements. Protective's compensation is based on an annual fee for services per Contract.

3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mitchell & Titus, LLP, independent registered public accounting firm, 80 Pine Street, New York, New York, 10005, has audited the financial statements of each of the subaccounts listed in the appendix to the opinion that comprise the Lincoln Life Variable Annuity Account LMB-K, as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the appendix to the opinion.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements of The Lincoln National Life Insurance Company at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The aforementioned financial statements are included in reliance on Mitchell & Titus, LLP and Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report) or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from Contract Values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long- term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest- term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government securities and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.
4

 FINANCIAL STATEMENTS

Lincoln National Life Insurance Company

 The audited consolidated balance sheets for Lincoln National Life Insurance Company and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for each of the years in the three-year period ended December 31, 2020 as well as the Reports of Independent Registered Public Accounting Firms are included. Lincoln National's consolidated financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in Lincoln Life Variable Annuity Account LMB-K.

 Lincoln Life Variable Annuity Account LMB-K

The audited statements of assets and liabilities of the subaccounts of Lincoln Life Variable Annuity Account LMB-K as of December 31, 2020 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Report of the Independent Registered Public Accounting Firm are included.

5

AUDITED FINANCIAL STATEMENTS

Variable Account K of Lincoln Life Assurance Company of Boston
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Variable Account K

of Lincoln Life Assurance Company of Boston

Audited Financial Statements

Year Ended December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm	1-3

Audited Financial Statements

Statement of Net Assets	4
Statements of Operations	5-8
Statements of Changes in Net Assets	9-12
Notes to Financial Statements and Financial Highlights	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Lincoln Life Assurance Company of Boston and

Contract Owners of Variable Account K

of Lincoln Life Assurance Company of Boston

Opinion on the Financial Statements

We have audited the accompanying statements of net assets of each of the subaccounts listed in the Appendix that comprise Variable Account K of Lincoln Life Assurance Company of Boston (the Account) as of December 31, 2020, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and related notes (collectively referred to as the “financial statements”) and the financial highlights for each of the two years in the period then ended. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts constituting Variable Account K of Lincoln Life Assurance Company of Boston at December 31, 2020, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended, and each of their financial highlights for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of the Account’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion.

2000 Market Street Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709

mitchelltitus.com

1

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the custodians. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Account’s auditor since 2020.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

August 11, 2021

2

APPENDIX

List of Subaccounts

• Columbia Variable Portfolio — Asset Allocation Fund Class 1

• Columbia Variable Portfolio — Government Money Market Fund Class 1

• Columbia Variable Portfolio — Dividend Opportunity Fund Class 1

• Columbia Variable Portfolio — Select International Equity Fund Class 1

• Columbia Variable Portfolio — Large Cap Growth Fund Class 1

• Columbia Variable Portfolio — Small Company Growth Fund Class 1

• Columbia Variable Portfolio — Strategic Income Fund Class 1, and

• Columbia Variable Portfolio — U.S. Government Mortgage Fund Class 1

3

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statement of Net Assets
December 31, 2020

	Net Asset		Dividend	Payable (to) from
	Value	Investments	Receivable	Company	Net Assets
Assets
Investments at market value:

Columbia Variable Insurance Trust
Columbia Variable Portfolio - Asset Allocation Fund - Class 1 - 0,000 Shares (cost $0,000)	—	$—	$—	—	$—
Columbia Variable Portfolio - Government Money Market Fund Class 1 - 370,002 Shares (cost $370,002)	1.00	370,002	—	(9,224)	360,778
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 - 3,710 Shares (cost $61,027)	29.93	111,032	—	229	111,261
Columbia Variable Portfolio - Select International Equity Fund - Class 1 - 1,211 Shares (cost $16,217)	14.18	17,174	—	—	17,174
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1 - 11,396 Shares (cost $110,919)	29.48	335,953	—	(133)	335,820
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 - 19,178 Shares (cost $326,678)	29.97	574,777	—	(1,092)	573,685
Columbia Variable Portfolio - Strategic Income Fund - Class 1 - 12,327 Shares (cost $52,184)	4.40	54,238	—	1,473	55,711
Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1 - 6,171 Shares (cost $63,725)	10.83	66,835	—	—	66,835

Net Assets		$1,530,011	$—	$(8,747)	$1,521,264

Net Assets
Reserve for variable annuities					$261,392
Value applicable to owners of deferred variable annuity contracts					1,259,872

Total Net Assets					$1,521,264

The accompanying notes are an integral part of these financial statements.

4

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Operations
For the Year Ended December 31, 2020

	Columbia Variable Portfolio -	Columbia Variable Portfolio -
	Asset Allocation Fund Class 1 2020	Government Money Market Fund Class 1 2020
Income:
Dividends	$11,462	326

Expenses:
Mortality and expense risk and distribution charges	1,813	3,916
Net investment income (expense)	9,649	(3,590)

Net realized and change in unrealized gains (losses):
Realized gains (losses) on sale of fund shares	(119,688)	—
Realized gain distributions	117,355	—
Net realized gains (losses)	(2,333)	—

Unrealized appreciation (depreciation) during the year	(37,463)	—

Net realized and change in unrealized gains (losses)	(39,796)	—

Increase (decrease) in net assets from operations	$(30,147)	$(3,590)

The accompanying notes are an integral part of these financial statements.

5

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Operations (continued)
For the Year Ended December 31, 2020

	Columbia Variable Portfolio	Columbia Variable Portfolio
	Dividend Opportunity Fund Class 1	Select International Equity Fund Class 1
	2020	2020
Income:
Dividends	$—	$313

Expenses:
Mortality and expense risk and distribution charges	1,415	259
Net investment income (expense)	(1,415)	54

Net realized and change in unrealized gains (losses):
Realized gains (losses) on sale of fund shares	1,705	(157)
Realized gain distributions	—	225
Net realized gains (losses)	1,705	68

Unrealized appreciation (depreciation) during the year	(1,261)	335

Net realized and change in unrealized gains (losses)	444	403

Increase (decrease) in net assets from operations	$(971)	$457

The accompanying notes are an integral part of these financial statements.

6

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Operations (continued)
For the Year Ended December 31, 2020

	Columbia Variable Portfolio	Columbia Variable Portfolio
	Large Cap Growth	Small Company Growth
	Fund Class 1	Fund Class 1
	2020	2020
Income:
Dividends	$—	$—

Expenses:
Mortality and expense risk and distribution charges	4,425	5,607
Net investment income (expense)	(4,425)	(5,607)

Net realized and change in unrealized gains (losses):
Realized gains (losses) on sale of fund shares	80,562	3,910
Realized gain distributions	—	7,563
Net realized gains (losses)	80,562	11,473

Unrealized appreciation (depreciation) during the year	10,955	232,317

Net realized and change in unrealized gains (losses)	91,517	243,790

Increase (decrease) in net assets from operations	$87,092	$238,183

The accompanying notes are an integral part of these financial statements.

7

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Operations (continued)
For the Year Ended December 31, 2020

	Columbia Variable	Columbia Variable Portfolio
	Portfolio - Strategic Income	U. S. Government Mortgage
	Fund Class 1	Fund Class 1
	2020	2020
Income:
Dividends	$2,039	$1,836

Expenses:
Mortality and expense risk and distribution charges	1,000	1,162
Net investment income (expense)	1,039	674

Net realized and change in unrealized gains (losses):
Realized gains (losses) on sale of fund shares	(10,410)	1,991
Realized gain distributions	—	253
Net realized gains (losses)	(10,410)	2,244

Unrealized appreciation (depreciation) during the year	11,458	293

Net realized and change in unrealized gains (losses)	1,048	2,537

Increase (decrease) in net assets from operations	$2,087	$3,211

The accompanying notes are an integral part of these financial statements.

8

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019

	Columbia Variable Portfolio -		Columbia Variable Portfolio -
	Asset Allocation		Government Money Market
	Fund Class 1		Fund Class 1
	2020	2019	2020	2019
Operations:
Net investment income (loss)	$9,649	$1,461	$(3,590)	$286
Net realized gains (losses)	(2,333)	90,167	—	—
Net change in unrealized appreciation (depreciation)	(37,463)	22,460	—	—
Increase (decrease) from operations	(30,147)	114,088	(3,590)	286

Contract Owner Transactions:
Purchase payments from contract owners	—	17,914	—	—
Transfers between accounts, net	(397,496)	(5,955)	387,182	36
Contract terminations, annuity payouts and contract charges	(9,391)	(391,221)	(76,983)	(10,502)
Net increase (decrease) in net assets from contract transactions	(406,887)	(379,262)	310,198	(10,466)

Total increase (decrease) in net assets	(437,034)	(265,174)	306,608	(10,180)

Net assets at beginning of year	437,034	702,208	54,170	64,350
Net assets at end of year	$—	$437,034	$360,778	$54,170

The accompanying notes are an integral part of these financial statements.

9

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Changes in Net Assets (continued)
For the Years Ended December 31, 2020 and 2019

	Columbia Variable Portfolio -		Columbia Variable Portfolio -
	Dividend Opportunity		Select International Equity
	Fund Class 1		Fund Class 1
	2020	2019	2020	2019
Operations:
Net investment income (loss)	$(1,415)	$(1,615)	$54	$265
Net realized gains (losses)	1,705	15,617	68	4,004
Net change in unrealized appreciation (depreciation)	(1,261)	10,070	335	2,259
Increase (decrease) from operations	(971)	24,072	457	6,528

Contract Owner Transactions:
Purchase payments from contract owners	—	10,135	—	—
Transfers between accounts, net	585	(1,663)	(6,770)	44
Contract terminations, annuity payouts and contract charges	(3,214)	(32,011)	(978)	(19,044)
Net increase (decrease) in net assets from contract transactions	(2,629)	(23,539)	(7,748)	(19,000)

Total increase (decrease) in net assets	(3,600)	533	(7,291)	(12,472)

Net assets at beginning of year	114,861	114,328	24,465	36,937
Net assets at end of year	$111,261	$114,861	$17,174	$24,465

The accompanying notes are an integral part of these financial statements.

10

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Changes in Net Assets (continued)
For the Years Ended December 31, 2020 and 2019

	Columbia Variable Portfolio -		Columbia Variable Portfolio -
	Large Cap Growth		Small Company Growth
	Fund Class 1		Fund Class 1
	2020	2019	2020	2019
Operations:
Net investment income (loss)	$(4,425)	$(4,678)	$(5,607)	$(4,972)
Net realized gains (losses)	80,562	43,736	11,473	75,446
Net change in unrealized appreciation (depreciation)	10,955	57,622	232,317	45,390
Increase (decrease) from operations	87,092	96,680	238,183	115,864

Contract Owner Transactions:
Purchase payments from contract owners	—	10,725	—	—
Transfers between accounts, net	20,954	(3,261)	2,765	(251)
Contract terminations, annuity payouts and contract charges	(111,260)	(66,242)	(27,259)	(57,357)
Net increase (decrease) in net assets from contract transactions	(90,306)	(58,778)	(24,494)	(57,608)

Total increase (decrease) in net assets	(3,214)	37,902	213,689	58,256

Net assets at beginning of year	339,034	301,132	359,996	301,740
Net assets at end of year	$335,820	$339,034	$573,685	$359,996

The accompanying notes are an integral part of these financial statements.

11

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Statements of Changes in Net Assets (continued)
For the Years Ended December 31, 2020 and 2019

	Columbia Variable Portfolio -		Columbia Variable Portfolio -
	Strategic Income		U.S Government Mortgage
	Fund Class 1		Fund Class 1
	2020	2019	2020	2019
Operations:
Net investment income (loss)	$1,039	$2,236	$674	$1,394
Net realized gains (losses)	(10,410)	(15,701)	2,244	94
Net change in unrealized appreciation (depreciation)	11,458	21,630	293	3,683
Increase (decrease) from operations	2,087	8,165	3,211	5,171

Contract Owner Transactions:
Purchase payments from contract owners	—	—	—	—
Transfers between accounts, net	99	(555)	(5,554)	—
Contract terminations, annuity payouts and contract charges	(43,629)	(8,155)	(30,735)	(5,083)
Net increase (decrease) in net assets from contract transactions	(43,530)	(8,710)	(36,289)	(5,083)

Total increase (decrease) in net assets	(41,443)	(545)	(33,078)	88

Net assets at beginning of year	97,154	97,699	99,913	99,825
Net assets at end of year	$55,711	$97,154	$66,835	$99,913

The accompanying notes are an integral part of these financial statements.

12

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights
December 31, 2020

1.  Organization

Effective September 1, 2019, Liberty Life Assurance Company of Boston is now known as Lincoln Life Assurance Company of Boston (the “Company”). Also effective September 1, 2019, Variable Account K of Liberty Life Assurance Company of Boston is now known as Variable Account K of Lincoln Life Assurance Company of Boston (the “Variable Account”). The Variable Account is a separate investment account of the Company and was established as a funding vehicle for the deferred and immediate variable annuity contracts issued by the Company. The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and is an investment company.  Accordingly, the Variable Account follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services — Investment Companies.  The Variable Account invests in eligible mutual funds and is a funding vehicle for group and individual variable annuity contracts.

The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of eight mutual funds (“the Funds”) of the open-ended management investment company, each Fund with its own investment objective. The Funds are:

Columbia Funds Variable Insurance Trust:

Columbia Variable Portfolio - Asset Allocation Fund Class 1

Columbia Variable Portfolio - Government Money Market Fund Class 1

Columbia Variable Portfolio - Dividend Opportunity Fund Class 1

Columbia Variable Portfolio - Select International Equity Fund Class 1

Columbia Variable Portfolio - Large Cap Growth Fund Class 1

Columbia Variable Portfolio - Small Company Growth Fund Class 1

Columbia Variable Portfolio - Strategic Income Fund Class 1

Columbia Variable Portfolio - U.S. Government Mortgage Fund Class 1

Effective in 1997, the Variable Account discontinued writing new policies.

The following funds were merged in 2020:

Columbia Variable Portfolio — Asset Allocation Fund Class 1 merged into Columbia Variable Portfolio — Government Money Market Fund Class 1.

The COVID-19 pandemic emerged in the United States in the first quarter of 2020 and led to an extreme downturn in and volatility of the capital markets, record-low interest rates and wide-ranging changes in consumer behavior, including as a result of quarantines, shelter-in-place orders and limitations on business activity. The severe restriction in economic activity caused by the COVID-19 pandemic and increased level of unemployment in the United States have contributed to increased volatility and uncertainty regarding expectations for the economy and markets going forward. Although states have eased restrictions and the capital markets have mostly recovered, it is unclear when the economy will operate under normal or near-normal conditions. In the third quarter of 2020, the economy began to recover. However, as the economic and regulatory environment continues to react and evolve, management cannot predict the full impact of the pandemic and ensuing conditions on the Variable Account’s financial results. The ultimate impact on the Variable Account’s financial results depends on the severity and duration of the COVID-19 pandemic and related health, economic and business impacts and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing and difficult to predict. The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic during 2020 adversely affected, and during 2021 may continue to adversely affect, the Variable Account’s financial results.

13

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

2.  Significant Accounting Policies

General

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Transactions

Investments in mutual funds are valued at their closing net asset values as determined by the respective mutual fund.  Transactions are recorded on the trade date.  Realized gains and losses on sales of investments are computed on the basis of the identified cost of the investment sold.  Dividend income and realized gain distributions are reinvested in additional fund shares and recorded on the ex-dividend date.

Reserve for Variable Annuities

Annuity reserves are computed for contracts under which periodic benefit payments are being made according to the 2000 Individual Annuity Mortality Table for issues prior to 1/1/2015 and the 2012 Individual Annuity Reserve Table for issues thereafter.  The assumed investment rate is either 3.0% or 5.0%.  The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

Transfers

Contract holders may make transfers between sub-accounts.  Transfers will be executed based on the unit value of each sub-account on the day the transfer is initiated.  The Company may charge a transfer fee of up to $25.

If a contract holder’s financial transaction is not executed on the appropriate investment date, a correcting transaction is required by the Company in order to make the contract owner whole.  The resulting risk of a gain or loss from this correcting transaction has no effect on the contract holder’s account and is fully assumed by the Company.

Federal Income Taxes

The operations of the Variable Account are part of the operations of the Company and are not taxed separately. The Company qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code (the “Code”). Under existing federal income tax law, investment income and realized gain distributions earned by the Variable Account on contract owner reserves are not taxable, and therefore, no provision has been made for federal income taxes.  In the event of a change in applicable tax law, the Company will review this policy and if necessary a provision may be made in future years.

14

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

2.  Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of increases/ decreases in net assets from contract owner transactions during the reporting period.  Actual results could differ from amounts derived from management’s estimates.

3.  Expenses

Daily deductions are made from each contract owner’s account value for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.  A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value.  There are no deductions made from purchase payments for sales charges at the time of purchase.  In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted.  An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contract holder’s account on the contract anniversary date and these charges are reported in the statement of changes in net assets.

4.  Administrative Services

Administrative services necessary for the operation of the Variable Account are provided by Delaware Life Insurance Company.

15

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

5. Financial Highlights

A summary of units outstanding, unit values (some of which may be rounded), net assets, investment income ratio, expense ratio (excluding expenses of the underlying funds) and the total return, for each of the five preceding years in the period ended December 31, 2020 are as follows:

	December 31, 2020 through 2016					For the years ended December 31, 2020 through 2016
						Investment*
		Unit Fair Value				Income	Expense Ratio**			Total Return***
	Units	Lowest to highest			Net Assets	Ratio	Lowest to highest			Lowest to highest

Columbia Variable Portfolio - Asset Allocation Fund - Class 1 (a)
2020	—	$60.87	to	$63.27	$—	2.71%	1.24%	to	1.39%	(6.83)%	to	(6.79)%
2019	6,779	65.33	to	67.88	437,034	1.61	1.24	to	1.39	19.46	to	19.64
2018	12,786	54.69	to	56.73	702,208	1.54	1.24	to	1.39	(5.85)	to	(5.71)
2017	14,593	58.09	to	60.17	849,608	1.64	1.24	to	1.39	14.03	to	14.20
2016	14,969	50.94	to	52.69	764,380	2.25	1.24	to	1.39	3.90	to	4.06

Columbia Variable Portfolio - Government Money Market Fund Class 1
2020	39,394	$9.37	to	$9.47	$360,778	0.11%	1.24%	to	1.39%	(1.08)%	to	(0.93)%
2019	5,710	9.47	to	9.56	54,170	1.90	1.24	to	1.39	0.48	to	0.64
2018	6,826	9.42	to	9.50	64,350	1.78	1.24	to	1.39	0.11	to	0.26
2017	3,316	9.41	to	9.48	31,238	—	1.24	to	1.39	(096)	to	(0.81)
2016	3,369	9.50	to	9.56	32,043	—	1.24	to	1.39	(1.37)

Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1
2020	6,101	$18.18	to	$18.44	$111,261	—%	1.24%	to	1.39%	(0.25)%	to	(0.10)%
2019	6,381	18.23	to	18.46	114,861	—	1.24	to	1.39	22.35	to	22.54
2018	7,668	14.90	to	15.07	114,328	—	1.24	to	1.39	(7.04)	to	(6.90)
2017	8,297	16.02	to	16.18	133,011	—	1.24	to	1.39	12.80	to	12.97
2016	14,381	14.21	to	14.33	204,341	—	1.24	to	1.39	12.10	to	12.27

Columbia Variable Portfolio - Select International Equity Fund - Class 1
2020	1,296	$13.25			$17,174	1.69%	1.39%			7.61%
2019	1,986	12.32			24,465	2.16	1.39			23.74
2018	3,711	9.95			36,937	2.83	1.39			(17.79)
2017	4,049	12.11			49,024	2.23	1.39			25.77
2016	9,443	9.63			90,908	1.64	1.39			(7.30)

Columbia Variable Portfolio - Large Cap Growth Fund - Class 1
2020	9,815	$34.22	to	$34.72	$335,820	—%	1.24%	to	1.39%	32.87%	to	33.07%
2019	13,308	25.75	to	26.09	339,034	—	1.24	to	1.39	34.02	to	34.23
2018	15,677	19.22	to	19.44	301,132	—	1.24	to	1.39	(5.27)	to	(5.13)
2017	16,841	20.29	to	20.49	341,737	—	1.24	to	1.39	26.37	to	26.56
2016	19,211	16.05	to	16.19	308,459	—	1.24	to	1.39	(0.16)	to	(0.01)

16

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

5. Financial Highlights (continued)

	December 31, 2020 through 2016					For the years ended December 31, 2020 through 2016
						Investment*
		Unit Fair Value				Income	Expense Ratio**			Total Return***
	Units	Lowest to highest			Net Assets	Ratio	Lowest to highest			Lowest to highest

Columbia Variable Portfolio - Small Company Growth Fund - Class 1
2020	3,132	$181.47	to	$188.89	$573,685	—%	1.24%	to	1.39%	68.76%	to	69.01%
2019	3,322	107.53	to	111.76	359,996	—	1.24	to	1.39	38.76	to	38.96
2018	3,859	77.50	to	80.43	301,740	—	1.24	to	1.39	(3.12)	to	(2.97)
2017	4,291	79.99	to	82.89	344,375	—	1.24	to	1.39	27.47	to	27.66
2016	5,012	62.75	to	67.14	315,488	—	1.24	to	1.39	11.19	to	15.14

Columbia Variable Portfolio — Strategic Income Fund - Class 1
2020	1,462	$37.10			$55,711	2.86%	1.39%			5.34%	to	5.34%
2019	2,698	35.22			97,154	3.73	1.39			8.85	to	8.85
2018	3,020	32.35			97,699	3.57	1.24	to	1.39	(1.77)	to	(1.77)
2017	3,568	10.93	to	32.94	114,075	2.95	1.24	to	1.39	4.90	to	5.05
2016	4,373	10.40	to	31.40	128,994	10.94	1.24	to	1.39	7.65	to	7.81

Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1
2020	5,829	$11.47			$66,835	2.21%	1.39%			3.63%
2019	9,030	11.06			99,913	2.78	1.39			5.26
2018	9,497	10.51			99,825	2.92	1.39			0.44
2017	10,045	10.47			105,123	2.96	1.39			1.92
2016	13,033	10.27			133,824	2.86	1.39			1.29

(a)       For the period from January 1, 2020 through April 24, 2020 (date of merger).

* These ratios represent the dividends, excluding distributions of capital gains, and other income received by the portfolio from the underlying mutual fund, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the portfolio is affected by the timing of the declaration of dividends by the underlying fund in which the portfolios invest. The investment ratios are annualized for those funds merged during the year.

** These ratios represent the annualized contract expenses of the portfolio, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These ratios represent the total return for the periods indicated, including changes in the value of the underlying mutual fund, and reflect a deduction only for expenses assessed through the daily unit value calculation.  The total return does not include any expenses assessed through the redemption of units. Inclusion of these expenses in the calculation would result in a reduction in the total return presented.

17

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

6. Purchases and Sales of Investments

The cost of shares purchased and proceeds from shares sold by the Variable Account during 2020 and 2019 are shown below:

2020	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
Columbia Variable Portfolio - Asset Allocation Fund - Class 1	128,818	418,613
Columbia Variable Portfolio - Government Money Market Fund Class 1	455,116	139,210
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1	0	5,867
Columbia Variable Portfolio - Select International Equity Fund - Class 1	18,977	26,447
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1	21,826	120,266
Columbia Variable Portfolio - Small Company Growth Fund - Class 1	7,563	30,354
Columbia Variable Portfolio - Strategic Income Fund - Class 1	2,277	44,092
Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1	2,089	37,451

2019	Aggregate Cost of Purchases	Aggregate Proceeds from Sales
Columbia Variable Portfolio - Asset Allocation Fund - Class 1	64,820	414,265
Columbia Variable Portfolio - Government Money Market Fund Class 1	1,079	11,286
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1	10,461	34,106
Columbia Variable Portfolio - Select International Equity Fund - Class 1	6,583	19,486
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1	11,069	71,520
Columbia Variable Portfolio - Small Company Growth Fund - Class 1	90,683	77,129
Columbia Variable Portfolio - Strategic Income Fund - Class 1	3,566	9,486
Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1	2,794	6,483

18

VARIABLE ACCOUNT K

OF LINCOLN LIFE ASSURANCE COMPANY OF BOSTON

Notes to Financial Statements and Financial Highlights (continued)

7. Changes in Units Outstanding

The changes in units outstanding for the years ended December 31, 2020 and 2019 are shown below:

			Net Increase
2020	Units Issued	Units Redeemed	(Decrease)
Columbia Variable Portfolio - Asset Allocation Fund - Class 1	6	6,785	(6,779)
Columbia Variable Portfolio - Government Money Market Fund Class 1	43,008	9,324	33,684
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1	2	282	(280)
Columbia Variable Portfolio - Select International Equity Fund - Class 1	1,506	2,197	(691)
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1	777	4,270	(3,493)
Columbia Variable Portfolio - Small Company Growth Fund - Class 1	3	193	(190)
Columbia Variable Portfolio - Strategic Income Fund - Class 1	157	1,393	(1,236)
Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1	—	3,201	(3,201)

			Net Increase
2019	Units Issued	Units Redeemed	(Decrease)
Columbia Variable Portfolio - Asset Allocation Fund - Class 1	570	6,651	(6,081)
Columbia Variable Portfolio - Government Money Market Fund Class 1	—	1,112	(1,112)
Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1	636	1,928	(1,292)
Columbia Variable Portfolio - Select International Equity Fund - Class 1	—	1,725	(1,725)
Columbia Variable Portfolio - Large Cap Growth Fund - Class 1	507	2,909	(2,402)
Columbia Variable Portfolio - Small Company Growth Fund - Class 1	170	719	(549)
Columbia Variable Portfolio - Strategic Income Fund - Class 1	—	238	(238)
Columbia Variable Portfolio - U.S. Government Mortgage Fund - Class 1	—	466	(466)

8. Tax Diversification Requirements

Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a pension plan contract, is not treated as an annuity contract for federal tax purposes for any period in which the investments of the segregated asset account on which the contract is based are not adequately diversified.  The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.  The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

9.  Fair Value Measurements

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2020.  Net asset value is quoted by the Funds as derived by the fair value of the Funds’ underlying investments.  The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments.  There are no redemption restrictions on investment in the Funds.  Investments for which the fair value is measure at NAV using the practical expedient (investments in investees measured at NAV) are excluded from the fair value hierarchy.  Accordingly, the Variable Account’s investments in the Funds have not been classified in the fair value hierarchy.

10. Subsequent Events

Management evaluated subsequent events through the date these financial statements were issued. In 2021, an application to deregister the Variable Account was submitted to the Securities and Exchange Commission.

19

The Lincoln National Life Insurance Company

Consolidated Financial Statements

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of The Lincoln National Life Insurance Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Acquisition Costs Asset and Future Contract Benefits Liability
Description of the Matter

At December 31, 2020, deferred acquisition costs totaled $5.6 billion and future contract benefits liabilities totaled $40.1 billion, a portion of which related to universal life-type contracts with secondary guarantees and variable annuity contracts with guaranteed benefit riders.

The carrying amount of the deferred acquisition costs related to these products is the total of costs deferred less amortization, which is calculated in relation to the present value of estimated gross profits of the underlying contracts. As described in Notes 1 (see section on DAC, VOBA, DSI and DFEL) and 8 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions, such as expected future mortality experience, investment margins, capital market performance, retention and rider utilization. Management’s assumptions are adjusted, also known as unlocked, for emerging experience and expected changes in trends. The unlocking results in deferred acquisition cost amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

The future contract benefits liability related to these product guarantees is based on estimates of how much the Company will need to pay for future benefits and the amount of fees to be collected from policyholders for these policy features. As described in Note 1 to the consolidated financial statements (see section on Future Contract Benefits and Other Contract Holder Funds), there is significant uncertainty inherent in estimating this liability because there is a significant amount of management judgment involved in developing certain assumptions that impact the liability balance, which are consistent with the assumptions used to amortize the related deferred acquisition cost asset as noted above and which include expected mortality experience, investment margins, capital market performance, retention and rider utilization.

Auditing the valuation of deferred acquisition costs and future contract benefits liabilities related to these products was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of both the amortization of deferred acquisition costs and the future contract benefits liability related to these products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the deferred acquisition costs and future contract benefits liability estimation processes, including, among others, controls related to the review and approval processes that management has in place for the assumptions used in estimating the estimated gross profits related to deferred acquisition costs and the future contract benefits liability. This included testing controls related to management’s evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management’s estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of estimated gross profits related to deferred policy acquisition costs and the future policy benefit reserves for a sample of cohorts or contracts which we compared to the actuarial model used by management.

Variable Annuity Guaranteed Living Benefit Riders Embedded Derivatives
Description of the Matter

The Company’s variable annuity guaranteed living benefit riders include an embedded derivative, represented by an asset totaling $450 million as of December 31, 2020, related to the non-life contingent feature of the product which is accounted for at fair value, with changes in fair value recognized in income. As described in Notes 1 (see section on Separate Account Assets and Liabilities), 6 and 21 to the consolidated financial statements, there is a significant amount of estimation uncertainty inherent in measuring the fair value of the embedded derivative because of the sensitivity of certain assumptions underlying the estimate, including stock market performance, policy lapse experience and rider utilization. Management’s assumptions are adjusted over time for emerging experience and expected changes in trends, resulting in changes to the estimated fair value of the embedded derivative.

Auditing the valuation of the embedded derivative related to variable annuity guaranteed living benefit riders was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of the value of the embedded derivative.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the embedded derivative estimation process, including, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in measuring the fair value of the embedded derivative. This included testing controls related to management’s evaluation of current and future market conditions and the need to update policy lapse and rider utilization assumptions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management’s estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of the embedded derivative for a sample of contracts which we compared to the fair value model used by management.

Valuation of Goodwill for the Life Insurance Reporting Unit
Description of the Matter

At December 31, 2020, the Company’s goodwill was $1.8 billion, of which $634 million related to the Company’s Life Insurance reporting unit. As discussed in Notes 1 (see section on Goodwill) and 10 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. Determining the fair value of the Life Insurance reporting unit as part of the goodwill impairment analysis is sensitive to significant assumptions such as the discount rate, which reflects the market expected, weighted-average rate of return adjusted for the risk factors associated with the operations, and other relevant assumptions impacting projected financial information, such as the profitability of new and in-force business, all of which are affected by expectations about future market or economic conditions.

Auditing the fair value of the Company’s Life Insurance reporting unit was complex and required the involvement of our valuation and actuarial specialists due to the high degree of judgment used by management.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. This included, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in the estimation process, including management’s determination of the applicable discount rate, and other assumptions for the Life Insurance reporting unit.

We involved actuarial and valuation specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to current industry and economic trends, recent market transactions and other relevant factors. We reviewed the historical accuracy of management’s estimate and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Life Insurance reporting unit that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1966.

Philadelphia, Pennsylvania

March 9, 2021

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	As of December 31,
	2020	2019
ASSETS
Investments:
Fixed maturity available-for-sale securities, at fair value
(amortized cost: 2020 – $103,021; 2019 – $93,307; allowance for credit losses: 2020 – $13; 2019 – $0)	$121,111	$103,773
Trading securities	4,442	4,602
Equity securities	127	103
Mortgage loans on real estate, net of allowance for credit losses
(portion at fair value: 2020 – $832; 2019 – $0)	16,681	16,244
Policy loans	2,411	2,460
Derivative investments	3,109	1,911
Other investments	3,025	2,565
Total investments	150,906	131,658
Cash and invested cash	1,462	1,879
Deferred acquisition costs and value of business acquired	5,824	7,745
Premiums and fees receivable	484	464
Accrued investment income	1,217	1,109
Reinsurance recoverables, net of allowance for credit losses	18,752	19,164
Funds withheld reinsurance assets	530	542
Goodwill	1,778	1,778
Other assets	19,401	18,106
Separate account assets	167,965	153,571
Total assets	$368,319	$336,016

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Future contract benefits	$40,146	$35,717
Other contract holder funds	104,858	97,422
Short-term debt	497	609
Long-term debt	2,412	2,414
Reinsurance related embedded derivatives	540	375
Funds withheld reinsurance liabilities	7,179	5,566
Payables for collateral on investments	6,215	5,077
Other liabilities	13,466	13,680
Separate account liabilities	167,965	153,571
Total liabilities	343,278	314,431

Contingencies and Commitments (See Note 14)

Stockholder’s Equity
Common stock – 10,000,000 shares authorized, issued and outstanding	11,853	11,312
Retained earnings	4,167	4,437
Accumulated other comprehensive income (loss)	9,021	5,836
Total stockholder’s equity	25,041	21,585
Total liabilities and stockholder’s equity	$368,319	$336,016

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Insurance premiums	$5,122	$5,277	$4,362
Fee income	6,120	6,247	5,733
Net investment income	5,264	4,962	4,844
Realized gain (loss)	(526)	(828)	(92)
Amortization of deferred gain on business sold through reinsurance	33	27	4
Other revenues	553	507	507
Total revenues	16,566	16,192	15,358
Expenses
Interest credited	2,899	2,754	2,589
Benefits	8,050	7,585	6,144
Commissions and other expenses	4,889	5,065	4,583
Interest and debt expense	125	145	136
Strategic digitization expense	68	66	76
Total expenses	16,031	15,615	13,528
Income (loss) before taxes	535	577	1,830
Federal income tax expense (benefit)	(56)	(37)	257
Net income (loss)	591	614	1,573
Other comprehensive income (loss), net of tax:
Unrealized investment gains (losses)	3,177	5,173	(3,314)
Funded status of employee benefit plans	8	4	2
Total other comprehensive income (loss), net of tax	3,185	5,177	(3,312)
Comprehensive income (loss)	$3,776	$5,791	$(1,739)

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Common Stock
Balance as of beginning-of-year	$11,312	$11,237	$10,713
Capital contribution from Lincoln National Corporation	510	50	500
Stock compensation/issued for benefit plans	31	25	24
Balance as of end-of-year	11,853	11,312	11,237

Retained Earnings
Balance as of beginning-of-year	4,437	4,423	4,405
Cumulative effect from adoption of new accounting standards	(201)	-	(644)
Net income (loss)	591	614	1,573
Dividends paid to Lincoln National Corporation	(660)	(600)	(911)
Balance as of end-of-year	4,167	4,437	4,423

Accumulated Other Comprehensive Income (Loss)
Balance as of beginning-of-year	5,836	659	3,327
Cumulative effect from adoption of new accounting standards	-	-	644
Other comprehensive income (loss), net of tax	3,185	5,177	(3,312)
Balance as of end-of-year	9,021	5,836	659
Total stockholder’s equity as of end-of-year	$25,041	$21,585	$16,319

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities
Net income (loss)	$591	$614	$1,573
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Realized (gain) loss	526	828	92
Trading securities purchases, sales and maturities, net	253	(2,522)	(120)
Amortization of deferred gain on business sold through reinsurance	(33)	(27)	(4)
Change in:
Deferred acquisition costs, value of business acquired, deferred sales inducements
and deferred front-end loads deferrals and interest, net of amortization	68	(448)	(108)
Premiums and fees receivable	(20)	104	(87)
Accrued investment income	(88)	(22)	(6)
Insurance liabilities and reinsurance-related balances	392	(1,195)	(128)
Accrued expenses	(21)	89	(99)
Federal income tax accruals	(134)	(282)	65
Cash management agreement	(1,341)	(1,115)	329
Other	92	343	88
Net cash provided by (used in) operating activities	285	(3,633)	1,595
Cash Flows from Investing Activities
Purchases of available-for-sale securities and equity securities	(16,149)	(14,927)	(12,406)
Sales of available-for-sale securities and equity securities	1,214	6,771	3,191
Maturities of available-for-sale securities	5,180	6,426	6,348
Purchase of common stock in acquisition, net of cash acquired	-	-	(1,410)
Sale of business, net	-	-	(12)
Purchases of alternative investments	(395)	(433)	(314)
Sales and repayments of alternative investments	171	131	178
Issuance of mortgage loans on real estate	(1,790)	(4,218)	(2,920)
Repayment and maturities of mortgage loans on real estate	1,133	1,144	1,048
Issuance (repayment) of policy loans, net	49	32	20
Net change in collateral on investments, derivatives and related settlements	1,775	349	654
Other	(149)	(259)	(191)
Net cash provided by (used in) investing activities	(8,961)	(4,984)	(5,814)
Cash Flows from Financing Activities
Capital contribution from Lincoln National Corporation	510	50	500
Payment of long-term debt, including current maturities	(30)	(28)	(13)
Issuance of long-term debt, net of issuance costs	30	28	13
Issuance (payment) of short-term debt	(112)	321	278
Proceeds from sale-leaseback transactions	-	-	88
Payment related to sale-leaseback transactions	(47)	(83)	-
Proceeds from certain financing arrangements	109	107	-
Deposits of fixed account values, including the fixed portion of variable	14,009	16,049	13,616
Withdrawals of fixed account values, including the fixed portion of variable	(6,069)	(5,800)	(5,957)
Transfers to and from separate accounts, net	528	(1,362)	(2,469)
Common stock issued for benefit plans	(9)	(34)	(25)
Dividends paid to Lincoln National Corporation	(660)	(600)	(911)
Net cash provided by (used in) financing activities	8,259	8,648	5,120

Net increase (decrease) in cash, invested cash and restricted cash	(417)	31	901
Cash, invested cash and restricted cash as of beginning-of-year	1,879	1,848	947
Cash, invested cash and restricted cash as of end-of-year	$1,462	$1,879	$1,848

See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

The Lincoln National Life Insurance Company (“LNL” or the “Company,” which also may be referred to as “we,” “our” or “us”), a wholly-owned subsidiary of Lincoln National Corporation (“LNC” or the “Parent Company”), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of two insurance company subsidiaries, Lincoln Life & Annuity Company of New York (“LLANY”) and Lincoln Life Assurance Company of Boston (“LLACB”). We also own several non-insurance companies, including Lincoln Financial Distributors, our wholesale distributor, and Lincoln Financial Advisors Corporation, part of LNC’s retail distributor, Lincoln Financial Network. LNL’s principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the U.S. and several U.S. territories. See Note 22 for additional information.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities (“VIEs”) in which we are the primary beneficiary. As discussed in Note 3, on May 1, 2018, LNC and LNL completed the acquisition of Liberty Life Assurance Company of Boston (“Liberty Life”). We use the equity method of accounting to recognize all of our investments in limited liability partnerships. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our consolidated financial statements.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”), goodwill and other intangibles, future contract benefits, other contract holder funds including deferred front-end loads (“DFEL”), pension plans, stock-based incentive compensation, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters.

Business Combinations

We use the acquisition method of accounting for all business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in our consolidated financial statements. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk (“NPR”), which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability

(“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

●Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to “blockage discounts” that are excluded;

●Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

●Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

Fixed Maturity Available-For-Sale Securities – Fair Valuation Methodologies and Associated Inputs

Securities classified as available-for-sale (“AFS”) consist of fixed maturity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) (“AOCI”), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as fixed maturity AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity security, and we consistently apply the valuation methodology to measure the security’s fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our fixed maturity AFS securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all fixed maturity AFS securities on any given day. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our fixed maturity AFS securities discussed above:

●Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance EngineTM reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds.

●Mortgage- and asset-backed securities (“ABS”) – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities (“MBS”), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”).

●State and municipal bonds – We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

●Hybrid and redeemable preferred securities – We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source.  We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Fixed Maturity AFS Securities – Evaluation for Recovery of Amortized Cost

We regularly review our fixed maturity AFS securities (also referred to as “debt securities”) for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require a credit loss allowance.

For our debt securities, we generally consider the following to determine whether our debt securities with unrealized losses are credit impaired:

●The estimated range and average period until recovery;

●The estimated range and average holding period to maturity;

●Remaining payment terms of the security;

●Current delinquencies and nonperforming assets of underlying collateral;

●Expected future default rates;

●Collateral value by vintage, geographic region, industry concentration or property type;

●Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

●Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an impairment has occurred, and a credit loss allowance is recorded, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). The remainder of the decline to fair value related to factors other than credit loss is recorded in other comprehensive income (“OCI”) to unrealized losses on fixed maturity AFS securities on our Consolidated Statements of Stockholder’s Equity, as this amount is considered a noncredit impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. Management considers the following as part of the evaluation:

●The current economic environment and market conditions;

●Our business strategy and current business plans;

●The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;

●Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;

●The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

●The capital risk limits approved by management; and

●Our current financial condition and liquidity demands.

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield, or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, that we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

●Historical and implied volatility of the security;

●The extent to which the fair value has been less than amortized cost;

●Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;

●Failure, if any, of the issuer of the security to make scheduled payments; and

●Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of a credit loss impairment through a credit loss allowance, we continue to reassess the expected cash flows of the debt security at each subsequent measurement date as necessary. If the measurement of credit loss changes, we recognize a provision for (or reversal of) credit loss expense through realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), limited by the amount that amortized cost exceeds fair value. Losses are charged against the allowance for credit losses when management believes the uncollectibility of a debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest on debt securities is written-off when deemed uncollectible.

To determine the recovery value of a corporate bond, CLO or CDO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;

●Fundamentals of the industry in which the issuer operates;

●Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

●Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);

●Expectations regarding defaults and recovery rates;

●Changes to the rating of the security by a rating agency; and

●Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter, we review the cash flows for the MBS portfolio, including current credit enhancements and trends in the underlying collateral performance to determine whether or not they are sufficient to provide for the recovery of our amortized cost. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

●Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;

●Level of borrower creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;

●Susceptibility to fair value fluctuations for changes in the interest rate environment;

●Susceptibility to reinvestment risks, in cases where market yields are lower than the securities’ book yield earned;

●Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;

●Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and

●Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security requires a credit loss allowance. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include the credit characteristics of borrowers, geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity, with higher severity assumed for investor properties and further adjusted by housing price assumptions. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for a credit loss by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired through a credit loss allowance or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no credit loss allowance is required. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then an impairment through a credit loss allowance is recognized.

We further monitor the cash flows of all of our debt securities backed by mortgages on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our debt securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment through a credit loss allowance for the security.

Trading Securities

Trading securities consist of fixed maturity securities in designated portfolios, some of which support modified coinsurance (“Modco”) and coinsurance with funds withheld (“CFW”) reinsurance agreements. Investment results for the portfolios that support Modco and CFW reinsurance agreements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance agreements. Trading securities are carried at fair value, and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance agreements are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur.

Equity Securities

Equity securities are carried at fair value, and changes in fair value are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur. Equity securities consist primarily of common stock of publicly-traded companies, privately placed securities and mutual fund shares. We measure the fair value of our equity securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the equity security. Fair values of publicly-traded equity securities are determined using quoted prices in active markets for identical or comparable securities. When quoted prices are not available, we use valuation methodologies most appropriate for the specific asset. Fair values for private placement securities are determined using discounted cash flow, earnings multiple and other valuation models. The fair values of mutual fund shares that transact regularly are based on transaction prices of identical fund shares.

Alternative Investments

Alternative investments, which consist primarily of investments in limited partnerships (“LPs”), are included in other investments on our Consolidated Balance Sheets. We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships’ general partners. As a result, our private equity investments are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

Payables for Collateral on Investments

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash or non-cash collateral received. This liability is included within payables for collateral on investments on our Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Comprehensive Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

Mortgage Loans on Real Estate

Mortgage loans on real estate consist of commercial and residential mortgage loans and are generally carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of allowance for credit losses. We carry certain commercial mortgage loans at fair value where the fair value option has been elected. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our policy for commercial mortgage loans is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. Our policy for residential mortgage loans is to report loans that are 90 or more days past due, which equates to three or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectability of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are likewise credited to the allowance for credit losses. Accrued interest on mortgage loans is written-off when deemed uncollectible.

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. Our model estimates expected credit losses over the contractual terms of the loans, which are the periods over which we are exposed to credit risk, adjusted for expected prepayments. Credit loss estimates are segmented by commercial mortgage loans, residential mortgage loans, and unfunded commitments related to commercial mortgage loans.

The allowance for credit losses for pooled loans of similar risk (i.e., commercial and residential mortgage loans) is estimated using relevant historical credit loss information adjusted for current conditions and reasonable and supportable forecasts of future conditions. Historical credit loss experience provides the basis for the estimation of expected credit losses with adjustments for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term lengths as well as adjustments for changes in environmental conditions, such as unemployment rates, property values, or other factors that management deems relevant. We apply probability weights to the positive, base and adverse scenarios we use. For periods beyond our reasonable and supportable forecast, we use implicit mean reversion over the remaining life of the recoverable, meaning our model will inherently revert to the baseline scenario as the baseline is representative of the historical average over a longer period of time.

Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a specific credit loss allowance is established for the excess carrying value of the loan over its estimated value. The loan’s estimated value is based on: the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the loan’s collateral.

Allowance for credit losses are maintained at a level we believe is adequate to absorb current expected lifetime credit losses. Our periodic evaluation of the adequacy of the allowance for credit losses is based on historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, reasonable and supportable forecasts about the future and other relevant factors.

Mortgage loans on real estate are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Mortgage loans on real estate deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Our commercial loan portfolio is primarily comprised of long-term loans secured by existing commercial real estate. We believe all of the commercial loans in our portfolio share three primary risks: borrower credit worthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods of monitoring and assessing credit risk are consistent for our entire portfolio.

For our commercial mortgage loan portfolio, trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase a credit loss allowance for a specific loan based upon this analysis.

We measure and assess the credit quality of our commercial mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property’s net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan. These credit quality metrics are monitored and reviewed at least annually.

Most of our off-balance sheet commitments relate to commercial mortgage loans. As such, an allowance for credit losses is developed based on the commercial mortgage loan process outlined above, along with an internally developed conversion factor.

Our residential loan portfolio is primarily comprised of first lien mortgages secured by existing residential real estate. In contrast to the commercial mortgage loan portfolio, residential mortgage loans are primarily smaller-balance homogenous loans that share similar risk characteristics. Therefore, these pools of loans are collectively evaluated for inherent credit losses. Such evaluations consider numerous factors, including, but not limited to borrower credit scores, collateral values, loss forecasts, geographic location, delinquency rates and economic trends. These evaluations and assessments are revised as conditions change and new information becomes available, including updated forecasts, which can cause the allowance for credit losses to increase or decrease over time as such evaluations are revised. Generally, residential mortgage loan pools exclude loans that are nonperforming, as those loans are evaluated individually using the evaluation framework for specific allowance for credit losses described above.

For residential mortgage loans, our primary credit quality indicator is whether the loan is performing or nonperforming. We generally define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status. There is generally a higher risk of experiencing credit losses when a residential mortgage loan is nonperforming. We monitor and update aging schedules and nonaccrual status on a monthly basis.

Policy Loans

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

Real Estate

Real estate includes both real estate held for the production of income and real estate held-for-sale. Real estate held for the production of income is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. We periodically review properties held for the production of income for impairment. Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale. Real estate is not depreciated while it is classified as held-for-sale. Also, valuation allowances are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

Derivative Instruments

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in “Fair Value Measurement.” The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge or a fair value hedge.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments, but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI and DFEL

Acquisition costs directly related to successful contract acquisitions or renewals of universal life insurance (“UL”), variable universal life insurance (“VUL”), traditional life insurance, annuities and other investment contracts have been deferred (i.e., DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI. Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain (loss), is reported within commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss). DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on our Consolidated Statements of Comprehensive Income (Loss). The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within fee income on our Consolidated Statements of Comprehensive Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits (“EGPs”) from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 15 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated lower lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance contracts, such as individual whole life, group business and term life insurance, are amortized over the expected premium-paying period that generally results in amortization less than 30 years. Acquisition costs are either amortized on a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no intangible balance or related amortization for fixed and variable payout annuities.

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract. We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as fixed maturity AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products. These assumptions include, but are not limited to, capital markets, investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts, and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL included on our Consolidated Balance Sheets are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change related to our expectations of future EGPs (“unlocking”). We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our annual comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.

DAC, VOBA, DSI and DFEL are reviewed to ensure that the unamortized portion does not exceed the expected recoverable amounts.

Reinsurance

We and our insurance subsidiaries enter into reinsurance agreements in the normal course of business to limit our exposure to the risk of loss and to enhance our capital management.

In order for a reinsurance agreement to qualify for reinsurance accounting, the agreement must satisfy certain risk transfer conditions that include, among other items, a reasonable possibility of a significant loss for the assuming entity.  When we apply reinsurance accounting, premiums, benefits and DAC amortization are reported net of insurance ceded on our Consolidated Statements of Comprehensive Income (Loss).  Amounts currently recoverable, such as ceded reserves, are reported in reinsurance recoverables and amounts currently payable to the reinsurers, such as premiums, are included in other liabilities on our Consolidated Balance Sheets.  Assets and liabilities and revenue and expenses from certain reinsurance contracts that grant statutory surplus relief to our insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss), respectively, if there is a contractual right of offset.

We use deposit accounting to recognize reinsurance agreements that do not transfer significant insurance risk. This accounting treatment results in amounts paid or received by our insurance subsidiaries to be considered on deposit with the reinsurer and such amounts are reported in other assets and other liabilities, respectively, on our Consolidated Balance Sheets.  As amounts are paid or received, consistent with the underlying contracts, deposit assets or liabilities are adjusted.

We estimated an allowance for credit losses for all reinsurance recoverables and related reinsurance deposit assets held by our subsidiaries. As such, we performed a quantitative analysis using a probability of loss approach to estimate expected credit losses for reinsurance recoverables, inclusive of similar assets recognized using the deposit method of accounting. The credit loss allowance is a general allowance for pools of receivables with similar risk characteristics segmented by credit risk ratings and receivables assessed on an individual basis that do not share similar risk characteristics where we anticipate a credit loss over the life of reinsurance-related assets.

Our model uses relevant internal or external historical loss information adjusted for current conditions and reasonable and supportable forecasts of future events and conditions in developing our loss estimate. We utilized historical credit rating data to form an estimation of probability of default of counterparties by means of a transition matrix that provides the rates of credit migration for credit ratings transitioning to impairment. We updated reinsurer credit ratings during the quarter to incorporate the most up-to-date information on the current state of the financial stability of our reinsurers. To simulate changes in economic conditions, we used positive, base and adverse scenarios that include varying levels of loss given default assumptions to reflect the impact of changes in severity of losses. We applied probability weights to the positive, base and adverse scenarios. For periods beyond our reasonable and supportable forecasts, we used implicit mean reversion over the remaining life of the recoverable. Additionally, we considered factors that impact our exposure at default that are driven by actuarial expectations around term and mortality assumptions rather than being directly driven by market or economic environment.

Our model estimates the expected credit losses over the life of the reinsurance asset. Credit loss estimates are segmented based on counterparty credit risk. Our modeling process utilizes counterparty credit ratings, collateral types and amounts, and term and run-off assumptions. For reinsurance recoverables that do not share similar risk characteristics, we assessed on an individual basis to determine a specific credit loss allowance.

We estimated expected credit losses over the contractual term of the recoverable, which is the period during which we are exposed to the credit risk. Reinsurance recoverables may not have explicit contractual lives, but are tied to the underlying insurance products; as a result, we estimated the contractual life by utilizing actuarial estimates of the timing of payouts related to those underlying products.

Reinsurance agreements often require the reinsurer to collateralize the recoverable with funds in a trust account for the benefit of the ceding insurance entity that can reduce the expected credit losses on a given agreement. As such, we review reinsurance collateral by individual agreement to sensitize risk of loss based on level of collateralization. This review is driven by the assumption that non-collateralized reinsurance recoverables would have materially higher losses in time of default. Therefore, reinsurance recoverables are pooled as either fully-collateralized or non-collateralized.

Reinsurance recoverables are presented net of the allowance for credit losses on our Consolidated Balance Sheets. Changes in the allowance for credit losses are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). Reinsurance recoverables deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed for impairment annually as of October 1 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

We perform a quantitative goodwill impairment test where the fair value of the reporting unit is determined and compared to the carrying value of the reporting unit. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value; and a charge is reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss). The results of one goodwill impairment test on one reporting unit cannot subsidize the results of another reporting unit.

Other Assets and Other Liabilities

Other assets consist primarily of certain reinsurance assets, net of allowance for credit losses, specifically identifiable intangible assets, property and equipment owned by the Company, balances associated with corporate-owned and bank-owned life insurance, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, DSI, operating lease right-of-use (“ROU”) assets, finance lease assets, certain financing arrangements, debt issuance costs associated with line-of-credit arrangements and other receivables and prepaid expenses. Other liabilities consist primarily of certain reinsurance payables, current and deferred taxes, pension and other employee benefit liabilities, derivative instrument liabilities, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, long-term operating lease liabilities, finance lease liabilities, certain financing arrangements, deferred gain on business sold through reinsurance and other accrued expenses.

Other assets and other liabilities on our Consolidated Balance Sheets include guaranteed living benefit (“GLB”) features and remaining guaranteed interest and similar contracts that are carried at fair value, which may be reported in either other assets or other liabilities. The fair value of these items represents approximate exit price including an estimate for our NPR. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We classify these GLB reserves embedded derivatives in Level 3 within the hierarchy levels described above in “Fair Value Measurement.” We report the insurance portion of the reserves in future contract benefits.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are related to credit loss or non-credit, including unexpected or adverse changes in the following:  the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation.  If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss).  Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations.  These assets are amortized on a straight-line basis over their useful life of 25 years. Specifically identifiable intangible assets also includes the value of customer relationships acquired (“VOCRA”) and value of distribution agreements (“VODA”). The carrying values of VOCRA and VODA are amortized using a straight-line basis over their weighted average life of 20 years and 13 years, respectively. See Note 10 for more information regarding specifically identifiable intangible assets.

Property and equipment owned for company use is carried at cost less allowances for depreciation.  Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.  Certain assets on our Consolidated Balance Sheets are related to finance leases and certain financing arrangements and are depreciated in a manner consistent with our current depreciation policy for owned assets. We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable.  For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed. Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated.  Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year.  Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

We lease office space and certain equipment under various long-term lease agreements. We determine if an arrangement is a lease at inception. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Our leases do not provide an implicit rate; therefore, we use our incremental borrowing rate at the commencement date in determining the present value of future payments. The ROU asset is calculated using the lease liability carrying amount, plus or minus prepaid/accrued lease payments, minus the unamortized balance of lease incentives received, plus unamortized initial direct costs. Lease terms used to calculate our lease obligation include options when we are reasonably certain that we will exercise such options. Our lease agreements may contain both lease and non-lease components, which are accounted for separately. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Other assets includes deferred losses on business sold through reinsurance attributable to our 2012 and 2014 reinsurance transactions where we ceded closed blocks of UL contracts with secondary guarantees to Lincoln National Reinsurance Company (Barbados) Limited (“LNBAR”), a wholly-owned subsidiary of LNC. We are recognizing the losses related to these transactions over a period of 30 years.

Other liabilities includes deferred gains on business sold through reinsurance. During 2009, we completed a reinsurance transaction whereby we assumed a closed block of term contracts from First Penn-Pacific Life Insurance Company, a wholly-owned subsidiary of LNC. We are recognizing the gain related to this transaction over a period of 15 years. During 2012, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR. We are recognizing the gain related to the transaction over a period of 30 years. During 2013, we completed a reinsurance transaction whereby we ceded a closed block of UL contracts with secondary guarantees to LNBAR. During 2019, we amended the 2013 reinsurance transaction by recapturing the underlying base policy from LNBAR while continuing to cede the associated riders. We are recognizing the gain related to this transaction over the expected life of the underlying business, or 20 years. Effective October 1, 2018, we entered into an annuity reinsurance agreement with Athene Holding Ltd. (“Athene”). We are recognizing the gain related to this transaction over the period over which the majority of account values are expected to run off, or 20 years.

Separate Account Assets and Liabilities

We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that may include various types of guaranteed death benefit (“GDB”), guaranteed withdrawal benefit (“GWB”) and guaranteed income benefit (“GIB”) features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals (“return of net deposits”); total deposits made to the contract less any partial withdrawals plus a minimum return (“minimum return”); or the highest contract value on any contract anniversary date through age 80. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduce the contract value.

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves. Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The “market consistent scenarios” used in the determination of the fair value of the GLB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. We use risk-neutral Monte Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 47 million scenarios. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include, but are not limited to, assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, rider utilization, etc.), mortality, risk margins, maintenance expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

Future Contract Benefits and Other Contract Holder Funds

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. Other contract holder funds represent liabilities for fixed account values, including the fixed portion of variable, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well as the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that are equal to deposits net of withdrawals, excluding surrender charges and fees, plus interest credited, and if applicable an additional reserve for other insurance benefit guarantees. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.25% to 12.75%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract from inception divided by the present value of total expected assessments over the life of the contract (“benefit ratio”) multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the liability. The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked, that is, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception. The revised benefit ratio is then applied to the liability calculation described above, with the resulting change in liability reported in benefits on our Consolidated Statements of Comprehensive Income (Loss).

The liability for future claim reserves for long-term disability contracts for incurred and reported claims are calculated based on assumptions as to interest, claim resolution rates and offsets for other insurance including social security. Claim resolution rate assumptions and social security offsets are based on our actual experience. The interest rate assumptions used for discounting claim reserves are based on projected portfolio yield rates, after consideration for defaults and investment expenses, for assets supporting the liabilities. The incurred but not reported claim reserves are based on our experiences as to the reporting lags and ultimate loss experience. Claim reserves are subject to revision as current claim experience and projections of future factors affecting claim experience change. Claim reserves do not include a provision for adverse deviation.

With respect to our future contract benefits and other contract holder funds, we continually review overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2020 and 2019, participating policies comprised less than 1% of the face amount of business in force, and dividend expenses were $53 million, $51 million and $56 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Certain of our variable annuity contracts reported within future contract benefits contain GLB reserves embedded derivatives, a portion of which may be reported in either other assets or other liabilities, and include guaranteed interest and similar contracts, that are carried at fair value on our Consolidated Balance Sheets, which represents approximate exit price including an estimate for our NPR. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We classify these GLB reserves embedded derivatives items in Level 3 within the hierarchy levels described above in “Fair Value Measurement.” We report the insurance portion of the reserves in future contract benefits.

The fair value of our indexed annuity contracts is based on their approximate surrender values.

Short-term and Long-term Debt

Short-term debt has contractual or expected maturities of one year or less. Long-term debt has contractual or expected maturities greater than one year.

Contingencies and Commitments

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

Fee Income

Fee income for investment and interest-sensitive life insurance contracts consists of asset-based fees, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the “attributed fees”), which are not reported within fee income on our Consolidated Statements of Comprehensive Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees and contract administration charges are assessed on a daily or monthly basis and recognized as revenue as performance obligations are met, over the period underlying customer assets are owned or advisory services are provided. Wholesaling-related 12b-1 fees received from separate account fund sponsors as compensation for servicing the underlying mutual funds are recorded as revenues based on a contractual percentage of the market value of mutual fund assets over the period shares are owned by customers. Net investment advisory fees related to asset management of certain separate account funds are recorded as revenues based on a contractual percentage of the customer’s managed assets over the period advisory services are provided. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

Insurance Premiums

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group insurance products consist primarily of term life, disability and dental.

Net Investment Income

We earn investment income on the underlying general account investments supporting our fixed products less related expenses. Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CLOs and MBS, included in the trading and fixed maturity AFS securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

Realized Gain (Loss)

Realized gain (loss) includes realized gains and losses from the sale of investments, write-downs for impairments of investments and changes in the allowance for credit losses for financial assets, changes in fair value for mortgage loans on real estate accounted for under the fair value option, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivatives and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

Other Revenues

Other revenues consists primarily of fees attributable to broker-dealer services recorded as performance obligations are met, either at the time of sale or over time based on a contractual percentage of customer account values, changes in the market value of our seed capital investments, and proceeds from reinsurance recaptures. The broker-dealer services primarily relate to our retail sales network and consist of commission revenue for the sale of non-affiliated securities recorded on a trade date basis and advisory fee income. Advisory fee income is asset-based revenues recorded as earned based on a contractual percentage of customer account values. Other revenues earned by our Group Protection segment consist of fees from administrative services performed, which are recognized as performance obligations are met over the terms of the underlying agreements.

Interest Credited

We credit interest to our contract holder account balances based on the contractual terms supporting our products.

Benefits

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits, annuity products with guaranteed death and living benefits and certain annuities with life contingencies. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

Strategic Digitization Expense

Strategic digitization expense consists primarily of costs related to our enterprise-wide digitization initiative.

Pension and Other Postretirement Benefit Plans

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. The mortality assumption is based on actual and anticipated plan experience, determined using acceptable actuarial methods. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

Stock-Based Compensation

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC’s Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder’s equity. We apply an estimated forfeiture rate to our accrual of compensation cost. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our Consolidated Balance Sheets, and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Interest and Debt Expense

Interest expense on our short-term and long-term debt is recognized as due over the term of the related borrowing.

Income Taxes

LNC files a U.S. consolidated income tax return that includes us and LNC’s other eligible subsidiaries. Ineligible subsidiaries file separate individual corporate tax returns. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

2. New Accounting Standards

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates (“ASUs”) issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments and related amendments

These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using a credit loss allowance. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption was permitted for annual periods beginning after December 15, 2018, and interim periods therein.

January 1, 2020

The adoption of this standard and related amendments resulted in the recognition of a cumulative effect decrease of $216 million, net of DAC, VOBA, DSI, DFEL and changes in other contract holder funds, after-tax, to retained earnings. The overall adjustment recorded our allowance for credit losses as of the date of adoption, primarily related to commercial and residential mortgage loans, as well as reinsurance recoverables. Upon adoption of the standard, the concept of other-than-temporary impairment (“OTTI”) no longer exists; however, our prior period presentation herein is reflective of OTTI recorded in those periods.

ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments

These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – Financial Services – Insurance reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses.

These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption was permitted.

January 1, 2020

Our adoption of ASU 2016-13 and related amendments is discussed above. The adoption of the remainder of this guidance did not have a material impact on our consolidated financial condition and results of operations.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief

The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments – Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.

January 1, 2020

We recognized a cumulative effect increase to retained earnings of $15 million, after-tax, by electing the fair value option for certain mortgage loans in connection with our adoption of ASC Topic 326.

ASU 2020-04, Reference Rate Reform (Topic 848)

The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions impacted by reference rate reform. If certain criteria are met, an entity will not be required to remeasure or reassess contracts impacted by reference rate reform. Additionally, changes to the critical terms of a hedging relationship affected by reference rate reform will not require entities to de-designate the relationship if certain requirements are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, with certain exceptions. The amendments are effective for contract modifications made between March 12, 2020, and December 31, 2022.

March 12, 2020 through December 31, 2022

This standard may be elected and applied prospectively as reference rate reform unfolds. We have begun our implementation and are currently evaluating the impact of this ASU on our consolidated financial condition and results of operations.

ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments

These amendments make changes to the accounting and reporting for long-duration contracts issued by an insurance entity that will significantly change how insurers account for long-duration contracts, including how they measure, recognize and make disclosures about insurance liabilities and DAC. Under this ASU, insurers will be required to review cash flow assumptions at least annually and update them if necessary. They also will have to make quarterly updates to the discount rate assumptions they use to measure the liability for future policyholder benefits. The ASU creates a new category of market risk benefits (i.e., features that protect the contract holder from capital market risk and expose the insurer to that risk) that insurers will have to measure at fair value. The ASU provides various transition methods by topic that entities may elect upon adoption. The ASU is currently effective January 1, 2023, and early adoption is permitted.

		January 1, 2023	We are currently evaluating the impact of adopting this ASU on our consolidated financial condition and results of operations.

3. Acquisition

On May 1, 2018, LNC and LNL completed the acquisition from Liberty Mutual Insurance Company of 100% of the capital stock of Liberty Life, an operator of a group benefits business (the “Liberty Group Business”) and an individual life and individual and group annuity business (the “Liberty Life Business”). The acquisition expanded the scale and capabilities of the Group Protection business while further diversifying the Company’s sources of earnings. Effective September 1, 2019, Liberty Life’s name was changed to Lincoln Life Assurance Company of Boston.

In connection with the acquisition and pursuant to the Master Transaction Agreement (“MTA”), dated January 18, 2018, which is filed as Exhibit 10.3 to this Form 10-K, Liberty Life sold the Liberty Life Business on May 1, 2018, by entering into reinsurance agreements and related ancillary documents (including administrative services agreements and transition services agreements) with Protective Life Insurance Company and its wholly-owned subsidiary, Protective Life and Annuity Insurance Company (together with Protective Life Insurance Company, “Protective”), providing for the reinsurance and administration of the Liberty Life Business.

We recognized $85 million of acquisition-related costs, pre-tax, for the year ended December 31, 2018. These costs were included in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Since the acquisition date of May 1, 2018, the revenues and net income of the business acquired have been included in our Consolidated Statements of Comprehensive Income (Loss) in the Group Protection segment and were $1.5 billion and $36 million, respectively, for the period ended December 31, 2018.

4. Variable Interest Entities

Unconsolidated VIEs

Reinsurance Related Notes

Effective October 1, 2017, our captive reinsurance subsidiary, the Lincoln Reinsurance Company of Vermont VI, restructured the $275 million, long-term surplus note which was originally issued to a non-affiliated VIE in October 2015 in exchange for two corporate bond AFS securities of like principal and duration. The activities of the VIE are primarily to acquire, hold and issue notes and loans and to pay and collect interest on the notes and loans. The outstanding principal balance of the long-term surplus note is variable in nature; moving concurrently with any variability in the face amount of the corporate bond AFS securities. We have concluded that we are not the primary beneficiary of the non-affiliated VIE because we do not have power over the activities that most significantly affect its economic performance. As of December 31, 2020, the principal balance of the long-term surplus note was zero and we do not currently have any exposure to this VIE.

Structured Securities

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our ABS, RMBS and CMBS. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets. For information about these structured securities, see Note 5.

Limited Partnerships and Limited Liability Companies

We invest in certain LPs and limited liability companies (“LLCs”), including qualified affordable housing projects, that we have concluded are VIEs. We do not hold any substantive kick-out or participation rights in the LPs and LLCs, and we do not receive any performance fees or decision maker fees from the LPs and LLCs. Based on our analysis of the LPs and LLCs, we are not the primary beneficiary of the VIEs as we do not have the power to direct the most significant activities of the LPs and LLCs.

The carrying amounts of our investments in the LPs and LLCs are recognized in other investments on our Consolidated Balance Sheets and were $2.1 billion and $1.9 billion as of December 31, 2020 and 2019, respectively. Included in these carrying amounts are our investments in qualified affordable housing projects, which were $7 million and $13 million as of December 31, 2020 and 2019, respectively. We do not have any contingent commitments to provide additional capital funding to these qualified affordable housing projects. We receive returns from these qualified affordable housing projects in the form of income tax credits and other tax benefits, which are recognized in federal income tax expense (benefit) on our Consolidated Statements of Comprehensive Income (Loss) and were $1 million and $2 million for the years ended December 31, 2020 and 2019, respectively.

Our exposure to loss is limited to the capital we invest in the LPs and LLCs, and there have been no indicators of impairment that would require us to recognize an impairment loss related to the LPs and LLCs as of December 31, 2020.

5. Investments

Fixed Maturity AFS Securities

In 2020, we adopted ASU 2016-13, which resulted in a new recognition and measurement of credit losses on most financial assets. See Note 2 for additional information.

The amortized cost, gross unrealized gains, losses, allowance for credit losses and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2020
				Allowance
	Amortized	Gross Unrealized		for Credit	Fair
	Cost	Gains	Losses	Losses	Value
Fixed maturity AFS securities:
Corporate bonds	$85,625	$15,947	$136	$12	$101,424
U.S. government bonds	369	81	1	-	449
State and municipal bonds	5,145	1,517	-	-	6,662
Foreign government bonds	380	86	1	-	465
RMBS	2,551	289	1	1	2,838
CMBS	1,380	115	-	-	1,495
ABS	7,035	158	15	-	7,178
Hybrid and redeemable preferred securities	536	94	30	-	600
Total fixed maturity AFS securities	$103,021	$18,287	$184	$13	$121,111

The amortized cost, gross unrealized gains, losses, OTTI and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2019
	Amortized	Gross Unrealized			Fair
	Cost	Gains	Losses	OTTI (1)	Value
Fixed maturity AFS securities:
Corporate bonds	$78,875	$9,071	$172	$(5)	$87,779
U.S. government bonds	355	48	-	-	403
State and municipal bonds	4,605	1,087	7	-	5,685
Foreign government bonds	326	62	-	-	388
RMBS	2,820	179	9	(18)	3,008
CMBS	1,038	45	1	(1)	1,083
ABS	4,803	62	17	(35)	4,883
Hybrid and redeemable preferred securities	485	79	20	-	544
Total fixed maturity AFS securities	$93,307	$10,633	$226	$(59)	$103,773

(1)Prior to the adoption of ASU 2016-13, we recognized the OTTI attributed to noncredit factors as a separate component in OCI referred to as unrealized OTTI on fixed maturity AFS securities. This includes unrealized (gains) and losses on credit-impaired securities related to changes in the fair value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of December 31, 2020, were as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$3,324	$3,348
Due after one year through five years	14,953	15,954
Due after five years through ten years	19,428	21,924
Due after ten years	54,350	68,374
Subtotal	92,055	109,600
Structured securities (RMBS, CMBS, ABS)	10,966	11,511
Total fixed maturity AFS securities	$103,021	$121,111

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses of fixed maturity AFS securities (dollars in millions) for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2020
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses (1)
Fixed maturity AFS securities:
Corporate bonds	$2,785	$85	$588	$51	$3,373	$136
U.S. government bonds	28	1	-	-	28	1
Foreign government bonds	57	1	-	-	57	1
RMBS	43	1	6	-	49	1
ABS	1,527	9	355	6	1,882	15
Hybrid and redeemable
preferred securities	112	13	96	17	208	30
Total fixed maturity AFS securities	$4,552	$110	$1,045	$74	$5,597	$184

Total number of fixed maturity AFS securities in an unrealized loss position						782

(1)We recognized $1 million of gross unrealized losses in OCI for fixed maturity AFS securities for which an allowance for credit losses has been recorded.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of fixed maturity AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2019
	Less Than or Equal		Greater Than
	to Twelve Months		Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair	Losses and	Fair	Losses and	Fair	Losses and
	Value	OTTI	Value	OTTI	Value	OTTI
Fixed maturity AFS securities:
Corporate bonds	$2,827	$44	$1,381	$131	$4,208	$175
State and municipal bonds	316	7	18	-	334	7
RMBS	471	9	15	-	486	9
CMBS	48	1	4	-	52	1
ABS	1,791	8	300	9	2,091	17
Hybrid and redeemable
preferred securities	29	1	102	19	131	20
Total fixed maturity AFS securities	$5,482	$70	$1,820	$159	$7,302	$229

Total number of fixed maturity AFS securities in an unrealized loss position						882

The fair value, gross unrealized losses (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2020
		Gross	Number
	Fair	Unrealized	of
	Value	Losses	Securities (1)
Less than six months	$63	$23	14
Six months or greater, but less than nine months	2	1	4
Nine months or greater, but less than twelve months	22	6	13
Twelve months or greater	30	11	20
Total	$117	$41	51

(1)We may reflect a security in more than one aging category based on various purchase dates.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

	As of December 31, 2019
				Number
	Fair	Gross Unrealized		of
	Value	Losses	OTTI	Securities (1)
Less than six months	$15	$5	$-	7
Six months or greater, but less than nine months	10	3	-	4
Twelve months or greater	130	74	-	31
Total	$155	$82	$-	42

(1)We may reflect a security in more than one aging category based on various purchase dates.

Our gross unrealized losses on fixed maturity AFS securities decreased by $45 million for the year ended December 31, 2020. As discussed further below, we believe the unrealized loss position as of December 31, 2020, did not require an impairment recognized in earnings as (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the difference in the fair value compared to the amortized cost was due to factors other than credit loss. Based upon this evaluation as of December 31, 2020, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums, fee income and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our impaired securities.

As of December 31, 2020, the unrealized losses associated with our corporate bond, U.S. government bond, state and municipal bond and foreign government bond securities were attributable primarily to widening credit spreads and rising interest rates since purchase. We performed a detailed analysis of the financial performance of the underlying issuers and determined that we expected to recover the entire amortized cost of each impaired security.

Credit ratings express opinions about the credit quality of a security. Securities rated investment grade (those rated BBB- or higher by S&P Global Ratings (“S&P”) or Baa3 or higher by Moody’s Investors Service (“Moody’s”)) are generally considered by the rating agencies and market participants to be low credit risk. As of December 31, 2020 and 2019, 96% of the fair value of our corporate bond portfolio was rated investment grade. As of December 31, 2020 and 2019, the portion of our corporate bond portfolio rated below investment grade had an amortized cost of $3.8 billion and $3.1 billion, respectively, and a fair value of $4.0 billion and $3.1 billion, respectively. Based upon the analysis discussed above, we believe that as of December 31, 2020 and 2019, we would have recovered the amortized cost of each corporate bond.

As of December 31, 2020, the unrealized losses associated with our MBS and ABS were attributable primarily to widening credit spreads and rising interest rates since purchase. We assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost of each impaired security.

As of December 31, 2020, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of underlying issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the underlying issuers based upon credit performance and investment ratings and determined that we expected to recover the entire amortized cost of each impaired security.

Credit Loss Impairment on Fixed Maturity AFS Securities

We regularly review our fixed maturity AFS securities for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require an allowance for credit losses. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our fixed maturity AFS securities.

Changes in the allowance for credit losses on fixed maturity AFS securities (in millions), aggregated by investment category, were as follows:

	For the Year Ended December 31, 2020
	Corporate
	Bonds	RMBS	ABS	Total
Balance as of beginning-of-year	$-	$-	$-	$-
Additions for securities for which credit losses were not
previously recognized	40	1	1	42
Additions from purchases of PCD debt securities (1)	-	-	-	-
Additions (reductions) for securities for which credit losses
were previously recognized	(1)	-	(1)	(2)
Reductions for securities disposed	(15)	-	-	(15)
Reductions for securities charged-off	(12)	-	-	(12)
Balance as of end-of-year (2)	$12	$1	$-	$13

(1)Represents purchased credit-deteriorated (“PCD”) fixed maturity AFS securities.

(2)Accrued interest receivable on fixed maturity AFS securities totaled $1.0 billion as of December 31, 2020 and was excluded from the estimate of credit losses.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:

	For the Years Ended
	December 31,
	2019	2018
Balance as of beginning-of-year	$337	$358
Increases attributable to:
Credit losses on securities for which an
OTTI was not previously recognized	13	5
Credit losses on securities for which an
OTTI was previously recognized	2	2
Decreases attributable to:
Securities sold, paid down or matured	(148)	(28)
Balance as of end-of-year	$204	$337

Trading Securities

Trading securities at fair value (in millions) consisted of the following:

	As of December 31,
	2020	2019
Fixed maturity securities:
Corporate bonds	$3,049	$2,877
U.S. government bonds	-	45
State and municipal bonds	28	16
Foreign government bonds	92	45
RMBS	131	169
CMBS	134	163
ABS	966	1,238
Hybrid and redeemable preferred securities	42	49
Total trading securities	$4,442	$4,602

The portion of the market adjustment for trading gains and losses recognized in realized gain (loss) that relate to trading securities still held as of December 31, 2020, 2019 and 2018, was $117 million, $225 million and $(55) million, respectively.

Mortgage Loans on Real Estate

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

	As of December 31, 2020			As of December 31, 2019
	Commercial	Residential	Total	Commercial	Residential	Total
Current	$16,162	$610	$16,772	$15,525	$659	$16,184
30 to 59 days past due	4	28	32	3	27	30
60 to 89 days past due	-	8	8	-	10	10
90 or more days past due	-	69	69	-	16	16
Allowance for credit losses	(186)	(17)	(203)	-	(2)	(2)
Unamortized premium (discount)	(14)	22	8	(17)	23	6
Mark-to-market gains (losses) (1)	(5)	-	(5)	-	-	-
Total carrying value	$15,961	$720	$16,681	$15,511	$733	$16,244

(1)Represents the mark-to-market on certain commercial mortgage loans on real estate for which we have elected the fair value option. See Note 21 for additional information.

Our commercial mortgage loan portfolio has the largest concentrations in California, which accounted for 24% of commercial mortgage loans on real estate as of December 31, 2020 and 2019, and Texas, which accounted for 10% and 11% of commercial mortgage loans on real estate as of December 31, 2020 and 2019, respectively.

Our residential mortgage loan portfolio has the largest concentrations in California, which accounted for 32% and 34% of residential mortgage loans on real estate as of December 31, 2020 and 2019, respectively, and Florida, which accounted for 18% and 20% of residential mortgage loans on real estate as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, we had 147 and 38 residential mortgage loans, respectively, that were either delinquent or in foreclosure.

For our commercial mortgage loans, there were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2020. There was one specifically identified impaired loan with a carrying value of less than $1 million as of December 31, 2019.

For our residential mortgage loans, there were 76 specifically identified impaired loans with an aggregate carrying value of $34 million as of December 31, 2020. There were four specifically identified impaired loans with an aggregate carrying value of $1 million as of December 31, 2019.

Additional information related to impaired mortgage loans on real estate (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Average carrying value for impaired mortgage loans on real estate	$21	$-	$5
Interest income recognized on impaired mortgage loans on real estate	-	-	1
Interest income collected on impaired mortgage loans on real estate	-	-	1

The amortized cost of mortgage loans on real estate on nonaccrual status (in millions) was as follows:

	As of December 31, 2020		As of January 1, 2020
	Nonaccrual		Nonaccrual
	with no		with no
	Allowance		Allowance
	for Credit		for Credit
	Losses	Nonaccrual	Losses	Nonaccrual
Commercial mortgage loans on real estate	$-	$-	$-	$-
Residential mortgage loans on real estate	-	71	-	17
Total	$-	$71	$-	$17

We use loan-to-value and debt-service coverage ratios as credit quality indicators for our commercial mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2020			As of December 31, 2019
			Debt-			Debt-
			Service			Service
	Amortized	% of	Coverage	Amortized	% of	Coverage
Loan-to-Value Ratio	Cost	Total	Ratio	Cost	Total	Ratio
Less than 65%	$15,157	93.8%	2.36	$14,121	91.0%	2.35
65% to 74%	948	5.9%	1.69	1,389	9.0%	1.88
75% to 100%	47	0.3%	1.21	1	0.0%	1.09
Total	$16,152	100.0%		$15,511	100.0%

The amortized cost of commercial mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2020
		Debt-		Debt-		Debt-
		Service		Service		Service
	Less	Coverage	65%	Coverage	75%	Coverage
	than 65%	Ratio	to 74%	Ratio	to 100%	Ratio	Total
Origination Year
2020	$1,495	2.85	$32	1.52	$-	-	$1,527
2019	3,098	2.24	258	1.78	2	1.74	3,358
2018	2,379	2.16	182	1.49	15	0.71	2,576
2017	1,779	2.34	169	1.73	-	-	1,948
2016	1,711	2.37	174	1.56	22	1.58	1,907
2015 and prior	4,695	2.38	133	1.95	8	1.02	4,836
Total	$15,157		$948		$47		$16,152

We use loan performance status as the primary credit quality indicator for our residential mortgage loans on real estate (dollars in millions) as follows:

	As of December 31, 2020		As of December 31, 2019
	Amortized	% of	Amortized	% of
Performance Indicator	Cost	Total	Cost (1)	Total
Performing	$666	90.4%	$718	97.7%
Nonperforming	71	9.6%	17	2.3%
Total	$737	100.0%	$735	100.0%

(1)A valuation allowance of $2 million was established on residential mortgage loans on real estate as of December 31, 2019.

The amortized cost of residential mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2020
	Performing	Nonperforming	Total
Origination Year
2020	$176	$8	$184
2019	315	51	366
2018	175	12	187
2017	-	-	-
2016	-	-	-
2015 and prior	-	-	-
Total	$666	$71	$737

Credit Losses on Mortgage Loans on Real Estate

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our mortgage loans on real estate.

Changes in the allowance for credit losses on mortgage loans on real estate (in millions) were as follows:

	For the Year Ended December 31, 2020
	Commercial	Residential	Total
Balance as of beginning-of-year	$-	$2	$2
Impact of adopting ASU 2016-13	61	26	87
Additions from provision for credit loss expense (1)	177	10	187
Additions from purchases of PCD mortgage loans on real estate	-	-	-
Additions (reductions) for mortgage loans on real estate for which
credit losses were previously recognized (1)	(52)	(21)	(73)
Balance as of end-of-year (2)	$186	$17	$203

(1)Due to changes in economic projections driven by the impact of the COVID-19 pandemic, the provision for credit loss expense increased by $114 million for the year ended December 31, 2020. For the year ended December 31, 2020, we recognized $2 million of credit loss expense related to unfunded commitments for mortgage loans on real estate.

(2)Accrued interest receivable on mortgage loans on real estate totaled $48 million as of December 31, 2020 and was excluded from the estimate of credit losses.

Changes in the valuation allowance associated with impaired commercial mortgage loans on real estate (in millions) were as follows:

	For the Years Ended
	December 31,
	2019	2018

Balance as of beginning-of-year	$-	$3
Additions	-	-
Charge-offs, net of recoveries	-	(3)
Balance as of end-of-year	$-	$-

Alternative Investments

As of December 31, 2020 and 2019, alternative investments included investments in 270 and 256 different partnerships, respectively, and represented approximately 1% of total investments.

Net Investment Income

The major categories of net investment income (in millions) on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Fixed maturity AFS securities	$4,241	$4,214	$4,129
Trading securities	198	187	79
Equity securities	3	4	4
Mortgage loans on real estate	674	626	492
Real estate	1	1	1
Policy loans	124	128	122
Invested cash	13	33	23
Commercial mortgage loan prepayment
and bond make-whole premiums	78	115	78
Alternative investments	218	24	222
Consent fees	5	7	4
Other investments	42	27	24
Investment income	5,597	5,366	5,178
Investment expense	(333)	(404)	(334)
Net investment income	$5,264	$4,962	$4,844

Impairments on Fixed Maturity AFS Securities

Details underlying credit loss expense incurred as a result of impairments that were recognized in net income (loss) and included in realized gain (loss) on fixed maturity AFS securities (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Credit Loss Expense Recognized in Net Income (Loss) (1)
Fixed maturity AFS securities:
Corporate bonds	$(24)	$(13)	$(5)
RMBS	(1)	(1)	(1)
ABS	-	(1)	(1)
Gross credit loss expense recognized in net income (loss)	(25)	(15)	(7)
Associated amortization of DAC, VOBA, DSI and DFEL	1	-	-
Net credit loss expense recognized in net income (loss)	$(24)	$(15)	$(7)

(1)For the year ended December 31, 2020, we recognized credit loss expense incurred and write-downs taken as a result of impairments through net income (loss), pursuant to ASU 2016-13. For the years ended December 31, 2019 and 2018, prior to the adoption of ASU 2016-13, we recognized write-downs taken as a result of OTTI through net income (loss).

During the year ended December 31, 2019, we recorded $14 million of OTTI recognized in OCI. During the year ended December 31, 2018, we recorded no OTTI recognized in OCI.

Payables for Collateral on Investments

The carrying value of the payables for collateral on investments included on our Consolidated Balance Sheets and the fair value of the related investments or collateral (in millions) consisted of the following:

	As of December 31, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Collateral payable for derivative investments (1)	$2,970	$2,970	$1,383	$1,383
Securities pledged under securities lending agreements (2)	115	112	114	110
Investments pledged for Federal Home Loan Bank of
Indianapolis (“FHLBI”) (3)	3,130	5,049	3,580	5,480
Total payables for collateral on investments	$6,215	$8,131	$5,077	$6,973

(1)We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties’ credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 6 for additional information.

(2)Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3)Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on our Consolidated Balance Sheets. The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate. The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

We have repurchase agreements through which we can obtain liquidity by pledging securities. The collateral requirements are generally 80% to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our repurchase program is typically invested in fixed maturity AFS securities. As of December 31, 2020 and 2019, we were not participating in any open repurchase agreements.

Increase (decrease) in payables for collateral on investments (in millions) consisted of the following:

	For the Years Ended December 31,
	2020	2019	2018
Collateral payable for derivative investments	$1,587	$767	$(85)
Securities pledged under securities lending agreements	1	26	(134)
Securities pledged under repurchase agreements	-	(152)	(379)
Investments pledged for FHLBI	(450)	(350)	1,030
Total increase (decrease) in payables for collateral on investments	$1,138	$291	$432

We have elected not to offset our securities lending transactions in our financial statements. The remaining contractual maturities of securities lending transactions accounted for as secured borrowings (in millions) were as follows:

	As of December 31, 2020
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Foreign government bonds	1	-	-	-	1
Total gross secured borrowings	$115	$-	$-	$-	$115

	As of December 31, 2019
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending
Corporate bonds	$114	$-	$-	$-	$114
Total gross secured borrowings	$114	$-	$-	$-	$114

We accept collateral in the form of securities in connection with repurchase agreements. In instances where we are permitted to sell or re-pledge the securities received, we report the fair value of the collateral received and a related obligation to return the collateral in the financial statements. In addition, we receive securities in connection with securities borrowing agreements that we are permitted to sell or re-pledge. As of December 31, 2020, the fair value of all collateral received that we are permitted to sell or re-pledge was $25 million, and we did not re-pledge any of this collateral to cover initial margin and over-the-counter collateral requirements on certain derivative investments as of December 31, 2020.

Investment Commitments

As of December 31, 2020, our investment commitments were $2.8 billion, which included $1.4 billion of LPs, $989 million of mortgage loans on real estate and $500 million of private placement securities.

Concentrations of Financial Instruments

As of December 31, 2020 and 2019, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $1.2 billion and $1.3 billion, respectively, or 1% of total investments, and our investments in securities issued by the White Chapel LLC with a fair value of $1.0 billion, or 1% of total investments and Federal National Mortgage Association with a fair value of $1.0 billion, or 1% of total investments, respectively. These concentrations include fixed maturity AFS, trading and equity securities.

As of December 31, 2020 and 2019, our most significant investments in one industry were our investments in securities in the financial services industry with a fair value of $21.7 billion and $18.2 billion, respectively, or 14% of total investments, and our investments in securities in the consumer non-cyclical industry with a fair value of $19.2 billion and $15.4 billion, respectively, or 13% and 12%, respectively, of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

6. Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees. The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. See Note 21 for additional disclosures related to the fair value of our derivative instruments and Note 4 for derivative instruments related to our consolidated VIEs.

Interest Rate Contracts

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Forward-Starting Interest Rate Swaps

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchases of certain assets.

We also use forward-starting interest rate swaps to hedge the interest rate exposure within our life products related to the forecasted purchases of certain assets.

Interest Rate Cap Corridors

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

Interest Rate Futures

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Interest Rate Swap Agreements

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges to hedge the interest rate risk of floating-rate bond coupon payments by replicating a fixed-rate bond.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the fair value of certain fixed maturity securities due to interest rate risks.

Reverse Treasury Locks

We use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the anticipated purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

Foreign Currency Contracts

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Currency Futures

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

Foreign Currency Swaps

We use foreign currency swaps to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange one currency for another at specified dates in the future at a specified exchange rate.

We also use foreign currency swaps designated and qualifying as cash flow hedges to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies.

Foreign Currency Forwards

We use foreign currency forwards to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency forward is a contractual agreement to exchange one currency for another at specified dates in the future at a specified current exchange rate.

Equity Market Contracts

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

Call Options Based on the S&P 500® Index and Other Indices

We use call options to hedge the liability exposure on certain options in variable annuity products.

Our indexed annuity and indexed universal life insurance (“IUL”) contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Consumer Price Index Swaps

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed-rate determined as of inception.

Equity Futures

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Put Options

We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

Total Return Swaps

We use total return swaps to hedge the liability exposure on certain options in variable annuity products.

In addition, we use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating-rate of interest.

Credit Contracts

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

Credit Default Swaps – Buying Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counterparty at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Credit Default Swaps – Selling Protection

We use credit default swaps to hedge the liability exposure on certain options in variable annuity products.

We sell credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Embedded Derivatives

We have embedded derivatives that include:

GLB Reserves Embedded Derivatives

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC (“benefit reserves”) and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC (“embedded derivative reserves”). We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each GLB feature.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs oﬀered in our variable annuity products, including products with guaranteed withdrawal benefit and guaranteed income benefit features. These GLB features are reinsured among various reinsurance counterparties on a coinsurance basis. We cede a portion of the GLB features to LNBAR, a wholly-owned subsidiary of LNC, on a funds withheld coinsurance basis. The funds withheld arrangement includes a dynamic hedging strategy designed to mitigate selected risks. Changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities hedge the income statement eﬀect of changes in embedded derivative GLB reserves assumed by LNBAR caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally eﬀective in oﬀsetting changes in the embedded derivative reserve assumed by LNBAR due to, among other things, diﬀerences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-oﬀ. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives, as well as the cash flow activity, to be reflected on LNBAR.

Indexed Annuity and IUL Contracts Embedded Derivatives

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Reinsurance Related Embedded Derivatives

We have certain Modco and coinsurance with funds withheld reinsurance agreements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the related credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

	As of December 31, 2020			As of December 31, 2019
	Notional	Fair Value		Notional	Fair Value
	Amounts	Asset	Liability	Amounts	Asset	Liability
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$964	$87	$11	$1,174	$108	$12
Foreign currency contracts (1)	3,089	147	151	2,874	191	51
Total cash flow hedges	4,053	234	162	4,048	299	63
Fair value hedges:
Interest rate contracts (1)	530	-	271	546	-	202
Non-Qualifying Hedges
Interest rate contracts (1)	135,434	1,587	159	112,921	1,082	219
Foreign currency contracts (1)	304	1	8	262	1	3
Equity market contracts (1)	74,300	3,486	1,952	43,283	1,442	664
Credit contracts (1)	51	-	-	55	-	-
Embedded derivatives:
GLB direct (2)	-	450	-	-	450	-
GLB ceded (2)	-	82	531	-	60	510
Reinsurance related (3)	-	-	540	-	-	375
Indexed annuity and IUL contracts (2) (4)	-	550	3,594	-	927	2,585
Total derivative instruments	$214,672	$6,390	$7,217	$161,115	$4,261	$4,621

(1)Reported in derivative investments and other liabilities on our Consolidated Balance Sheets.

(2)Reported in other assets and other liabilities on our Consolidated Balance Sheets.

(3)Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

(4)Reported in future contract benefits on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

	Remaining Life as of December 31, 2020
	Less Than	1 – 5	6 – 10	11 – 30	Over 30
	1 Year	Years	Years	Years	Years	Total
Interest rate contracts (1)	$14,052	$57,331	$29,217	$36,328	$-	$136,928
Foreign currency contracts (2)	227	411	1,062	1,693	-	3,393
Equity market contracts	40,716	19,445	5,831	12	8,296	74,300
Credit contracts	-	51	-	-	-	51
Total derivative instruments
with notional amounts	$54,995	$77,238	$36,110	$38,033	$8,296	$214,672

(1)As of December 31, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 30, 2022.

(2)As of December 31, 2020, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 17, 2050.

The following amounts (in millions) were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

Cumulative Fair Value
Hedging Adjustment
Included in the
	Amortized Cost of the		Amortized Cost of the
	Hedged		Hedged
	Assets / (Liabilities)		Assets / (Liabilities)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Line Item in the Consolidated Balance Sheets in
which the Hedged Item is Included
Fixed maturity AFS securities, at fair value	$824	$776	$271	$202

The change in our unrealized gain (loss) on derivative instruments within AOCI (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119	$27
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period:
Cumulative effect from adoption of
new accounting standard	-	-	6
Cash flow hedges:
Interest rate contracts	(16)	73	(4)
Foreign currency contracts	93	108	44
Change in foreign currency exchange rate adjustment	(174)	(52)	111
Change in DAC, VOBA, DSI and DFEL	(23)	(5)	(14)
Income tax benefit (expense)	26	(26)	(29)
Less:
Reclassification adjustment for gains (losses)
included in net income (loss):
Cash flow hedges:
Interest rate contracts (1)	2	3	4
Foreign currency contracts (1)	56	35	27
Foreign currency contracts (2)	6	9	-
Associated amortization of DAC, VOBA, DSI and DFEL	(7)	(2)	(3)
Income tax benefit (expense)	(12)	(9)	(6)
Balance as of end-of-year	$42	$181	$119

(1)The OCI offset is reported within net investment income on our Consolidated Statements of Comprehensive Income (Loss).

(2)The OCI offset is reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The effects of qualifying and non-qualifying hedges (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	Gain (Loss) Recognized in Income
	For the Years Ended December 31,
	2020		2019
	Realized	Net	Realized	Net
	Gain	Investment	Gain	Investment
	(Loss)	Income	(Loss)	Income
Total Line Items in which the Effects of
Fair Value or Cash Flow Hedges are Recorded	$(526)	$5,264	$(828)	$4,962

Qualifying Hedges
Gain or (loss) on fair value hedging relationships:
Interest rate contracts:
Hedged items	-	69	-	63
Derivatives designated as hedging instruments	-	(69)	-	(63)
Gain or (loss) on cash flow hedging relationships:
Interest rate contracts:
Amount of gain or (loss) reclassified from AOCI into income	-	2	-	3
Foreign currency contracts:
Amount of gain or (loss) reclassified from AOCI into income	6	56	9	35

Non-Qualifying Hedges
Interest rate contracts	1,287	-	982	-
Foreign currency contracts	(3)	-	(1)	-
Equity market contracts	971	-	(137)	-
Credit contracts	(6)	-	-	-
Embedded derivatives:
GLB	1	-	1	-
Reinsurance related	(241)	-	(626)	-
Indexed annuity and IUL contracts	(471)	-	(742)	-

The gains (losses) on derivative instruments (in millions) recorded within income (loss) from continuing operations on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

For the Year
Ended
December 31,
2018
Qualifying Hedges
Cash flow hedges:
Interest rate contracts (1)	$4
Foreign currency contracts (1)	27
Total cash flow hedges	31
Fair value hedges:
Interest rate contracts (1)	(14)
Interest rate contracts (2)	37
Total fair value hedges	23
Non-Qualifying Hedges
Interest rate contracts (2)	(149)
Foreign currency contracts (2)	5
Equity market contracts (2)	445
Equity market contracts (3)	(17)
Embedded derivatives:
GLB(2)	(1)
Reinsurance related (2)	292
Indexed annuity and IUL contracts (2)	81
Total derivative instruments	$710

(1)Reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

(2)Reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(3)Reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Gains (losses) recognized as a component of OCI (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:

For the Year
Ended
December 31,
2018
Offset to net investment income	$4
Offset to realized gain (loss)	27

As of December 31, 2020, $45 million of the deferred net gains (losses) on derivative instruments in AOCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to interest rate variances related to our interest rate swap agreements.

For the years ended December 31, 2020 and 2019, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Information related to our credit default swaps for which we are the seller (dollars in millions) was as follows:

As of December 31, 2020
Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2025	(3)	(4)	BBB+	1	$1	$51

As of December 31, 2019
Credit
		Reason	Nature	Rating of	Number		Maximum
		for	of	Underlying	of	Fair	Potential
Credit Contract Type	Maturity	Entering	Recourse	Obligation (1)	Instruments	Value (2)	Payout
Basket credit default swaps	12/20/2024	(3)	(4)	BBB+	1	$1	$55

(1)Represents average credit ratings based on the midpoint of the applicable ratings among Moody’s, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.

(2)Broker quotes are used to determine the market value of our credit default swaps.

(3)Credit default swaps were entered into in order to hedge the liability exposure on certain variable annuity products.

(4)Sellers do not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

Details underlying the associated collateral of our credit default swaps for which we are the seller if credit risk-related contingent features were triggered (in millions) were as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
Maximum potential payout	$51	$55
Less: Counterparty thresholds	-	-
Maximum collateral potentially required to post	$51	$55

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, our counterparties would have been required to post $1 million of collateral as of December 31, 2020.

Credit Risk

We are exposed to credit losses in the event of non-performance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or NPR. The NPR is based upon assumptions for each counterparty’s credit spread over the estimated weighted average life of the counterparty exposure, less collateral held. As of December 31, 2020, the NPR adjustment was zero. The credit risk associated with such agreements is minimized by entering into agreements with financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we and LLANY have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts. In certain transactions, we and the counterparty have entered into a credit support annex requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. We did not have any exposure as of December 31, 2020 or 2019.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

	As of December 31, 2020		As of December 31, 2019
	Collateral	Collateral	Collateral	Collateral
	Posted by	Posted by	Posted by	Posted by
S&P	Counter-	LNL	Counter-	LNL
Credit	Party	(Held by	Party	(Held by
Rating of	(Held by	Counter-	(Held by	Counter-
Counterparty	LNL)	Party)	LNL)	Party)

AA-	$1,232	$(7)	$441	$(22)
A+	1,112	(175)	549	(168)
A	53	-	36	-
A-	572	-	355	-
	$2,969	$(182)	$1,381	$(190)

Balance Sheet Offsetting

Information related to the effects of offsetting (in millions) was as follows:

	As of December 31, 2020
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$4,978	$1,082	$6,060
Gross amounts offset	(1,869)	-	(1,869)
Net amount of assets	3,109	1,082	4,191
Gross amounts not offset:
Cash collateral	(2,969)	-	(2,969)
Non-cash collateral	(56)	-	(56)
Net amount	$84	$1,082	$1,166

Financial Liabilities
Gross amount of recognized liabilities	$902	$4,665	$5,567
Gross amounts offset	(330)	-	(330)
Net amount of liabilities	572	4,665	5,237
Gross amounts not offset:
Cash collateral	(182)	-	(182)
Non-cash collateral	-	-	-
Net amount	$390	$4,665	$5,055

	As of December 31, 2019
		Embedded
	Derivative	Derivative
	Instruments	Instruments	Total

Financial Assets
Gross amount of recognized assets	$2,619	$1,437	$4,056
Gross amounts offset	(708)	-	(708)
Net amount of assets	1,911	1,437	3,348
Gross amounts not offset:
Cash collateral	(1,381)	-	(1,381)
Non-cash collateral	(242)	-	(242)
Net amount	$288	$1,437	$1,725

Financial Liabilities
Gross amount of recognized liabilities	$771	$3,470	$4,241
Gross amounts offset	(15)	-	(15)
Net amount of liabilities	756	3,470	4,226
Gross amounts not offset:
Cash collateral	(190)	-	(190)
Non-cash collateral	-	-	-
Net amount	$566	$3,470	$4,036

7. Federal Income Taxes

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Current	$(59)	$175	$179
Deferred	3	(212)	78
Federal income tax expense (benefit)	$(56)	$(37)	$257

A reconciliation of the effective tax rate differences (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Income (loss) before taxes	$535	$577	$1,830
Federal statutory rate	21%	21%	21%
Federal income tax expense (benefit) at federal statutory rate	112	121	384
Effect of:
Tax-preferred investment income (1)	(98)	(99)	(87)
Tax credits	(39)	(40)	(39)
Excess tax benefits from stock-based compensation	2	(6)	(3)
Tax impact associated with the Tax Cuts and Jobs Act (2)	(37)	(16)	3
Other items	4	3	(1)
Federal income tax expense (benefit)	$(56)	$(37)	$257
Effective tax rate	-10%	-6%	14%

(1)Relates primarily to separate account dividends eligible for the dividends-received deduction.

(2)In 2018, we recognized a $3 million tax expense from the impact of the reduced federal statutory rate under the Tax Cuts and Jobs Act (the “Tax Act”) on our adoption of an Internal Revenue Service pronouncement related to variable annuity contracts. In 2019, we recognized a $16 million tax benefit from the impact of the reduced corporate tax rate under the Tax Act on our election to revalue policyholder tax reserves. In 2020, we recognized a $37 million tax benefit attributable to the carry back of a 2020 net operating loss under the provisions of the Coronavirus Aid, Relief, and Economic Security Act, which provides for a five-year carryback period.

The federal income tax asset (liability) (in millions) was as follows:

	As of December 31,
	2020	2019
Current	$381	$255
Deferred	(3,422)	(2,605)
Total federal income tax asset (liability)	$(3,041)	$(2,350)

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

	As of December 31,
	2020	2019
Deferred Tax Assets
Future contract benefits and other contract holder funds	$2,262	$527
Reinsurance related embedded derivative asset	113	79
Compensation and benefit plans	163	135
Intangibles	27	26
Net operating losses	218	216
Other	5	14
Total deferred tax assets	$2,788	$997
Deferred Tax Liabilities
DAC	$418	$854
VOBA	165	191
Net unrealized gain on fixed maturity AFS securities	3,836	2,216
Net unrealized gain on trading securities	88	70
Investment activity	1,299	154
Other	404	117
Total deferred tax liabilities	$6,210	$3,602
Net deferred tax asset (liability)	$(3,422)	$(2,605)

As of December 31, 2020, we have $1.0 billion of net operating losses to carry forward to future years. The net operating losses arose in tax year 2018, and under the Tax Act changes, have an unlimited carryforward period. As a result, management believes that it is more likely than not that the deferred tax asset associated with the loss carryforwards will be realized. Inclusive of the tax attribute for the net operating losses, although realization is not assured, management believes that it is more likely than not that we will realize the benefits of all of our deferred tax assets, and, accordingly, no valuation allowance has been recorded.

We are subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2017. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2021. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect these examinations will materially impact us.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

	For the Years Ended
	December 31,
	2020	2019
Balance as of beginning-of-year	$41	$12
Increases for prior year tax positions	2	29
Balance as of end-of-year	$43	$41

As of December 31, 2020 and 2019, $43 million and $41 million, respectively, of our unrecognized tax benefits presented above, if recognized, would have affected our federal income tax expense (benefit) and our effective tax rate. We anticipate that it is reasonably possible that unrecognized tax benefits will decrease by $9 million by the end of 2021.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the years ended December 31, 2020, 2019 and 2018, we recognized no interest and penalty expense (benefit), and there was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2020 and 2019.

8. DAC, VOBA, DSI and DFEL

Changes in DAC (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$7,418	$9,509	$7,909
Cumulative effect from adoption of new accounting
standard	5	-	-
Business acquired (sold) through reinsurance	(26)	-	(246)
Business recaptured through reinsurance	-	59	-
Deferrals	1,427	1,900	1,596
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(811)	(922)	(913)
Unlocking	(211)	(471)	(115)
Adjustment related to realized (gains) losses	(35)	(43)	(42)
Adjustment related to unrealized (gains) losses	(2,177)	(2,614)	1,320
Balance as of end-of-year	$5,590	$7,418	$9,509

Changes in VOBA (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$327	$799	$499
Business acquired (sold) through reinsurance	-	-	(11)
Business acquired	-	-	30
Deferrals	3	6	7
Amortization:
Amortization, excluding unlocking	(107)	(115)	(127)
Unlocking	(201)	143	(60)
Accretion of interest (1)	44	45	48
Adjustment related to realized (gains) losses	-	(1)	(2)
Adjustment related to unrealized (gains) losses	168	(550)	415
Balance as of end-of-year	$234	$327	$799

(1)The interest accrual rates utilized to calculate the accretion of interest ranged from 4.2% to 6.9%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2020, was as follows:

2021	$67
2022	65
2023	64
2024	59
2025	52

Changes in DSI (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$281	$298	$287
Business acquired (sold) through reinsurance	-	-	(21)
Deferrals	7	26	48
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(20)	(28)	(28)
Unlocking	(1)	(3)	-
Adjustment related to realized (gains) losses	(2)	(2)	(1)
Adjustment related to unrealized (gains) losses	(6)	(10)	13
Balance as of end-of-year	$259	$281	$298

Changes in DFEL (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$646	$2,763	$1,429
Cumulative effect from adoption of new accounting
standard	4	-	-
Business recaptured through reinsurance	-	5	-
Deferrals	1,002	1,092	874
Amortization, net of interest:
Amortization, excluding unlocking, net of interest	(529)	(533)	(474)
Unlocking	(275)	(426)	(52)
Adjustment related to realized (gains) losses	16	(11)	(19)
Adjustment related to unrealized (gains) losses	(468)	(2,244)	1,005
Balance as of end-of-year	$396	$646	$2,763

9. Reinsurance

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Comprehensive Income (Loss), excluding amounts attributable to the indemnity reinsurance agreements with Protective and Swiss Re Life & Health America, Inc. (“Swiss Re”):

	For the Years Ended December 31,
	2020	2019	2018
Direct insurance premiums and fee income	$13,159	$13,347	$11,882
Reinsurance assumed	101	97	96
Reinsurance ceded	(2,018)	(1,920)	(1,883)
Total insurance premiums and fee income	$11,242	$11,524	$10,095

Direct insurance benefits	$10,497	$9,482	$8,513
Reinsurance recoveries netted against benefits	(2,447)	(1,897)	(2,369)
Total benefits	$8,050	$7,585	$6,144

We and our insurance subsidiaries cede insurance to other companies. The portion of our life insurance and annuity risks exceeding our retention limit is reinsured with other insurers. We seek reinsurance coverage to limit our exposure to mortality losses and to enhance our capital management. Reinsurance does not discharge us from our primary obligation to contract holders for losses incurred under the policies we issue. We evaluate each reinsurance agreement to determine whether the agreement provides indemnification against loss or liability. As discussed in Note 25, a portion of this reinsurance activity is with affiliated companies.

As of December 31, 2020, the policy for our reinsurance program was to retain up to $20 million on a single insured life. As the amount we retain varies by policy, we reinsured 17% of the mortality risk on newly issued life insurance contracts in 2020.

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our reinsurers. Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers and LNBAR. The amounts recoverable from reinsurers were $18.8 billion and $19.2 billion as of December 31, 2020 and 2019, respectively.

Protective represents our largest reinsurance exposure following the sale of the Liberty Life Business as discussed in Note 3, which resulted in amounts recoverable from Protective of $11.3 billion and $11.8 billion as of December 31, 2020 and 2019, respectively. Protective has funded trusts, of which the balance in the trusts changes as a result of ongoing reinsurance activity, to support the business ceded, which totaled $15.2 billion and $14.7 billion as of December 31, 2020 and 2019, respectively.

Our reinsurance operations were acquired by Swiss Re in December 2001 through a series of indemnity reinsurance transactions. As such, Swiss Re reinsured certain liabilities and obligations under the indemnity reinsurance agreements. As we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured policies remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $1.2 billion and $1.3 billion as of December 31, 2020 and 2019, respectively. Swiss Re has funded a trust, with a balance of $1.2 billion as of December 31, 2020, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivatives as of December 31, 2020, included $151 million and $35 million, respectively, related to the business sold to Swiss Re. In addition, the amounts recoverable from LNBAR were $2.7 billion and $2.4 billion as of December 31, 2020 and 2019, respectively. LNBAR has funded trusts to support the business ceded of which the balance in the trusts changes as a result of ongoing reinsurance activity and totaled $3.2 billion as of December 31, 2020.

Adoption of ASU 2016-13

In 2020, we adopted ASU 2016-13, which resulted in a new recognition and measurement of credit losses on most financial assets. We established a credit loss allowance of $190 million as of January 1, 2020, for reinsurance-related assets for the risk of credit losses inherent in reinsurance transactions. During 2020, there have not been any changes to the credit loss allowance that would be material to our financial statements. See Note 2 for additional information. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our reinsurance-related assets.

Modco Agreements

Some portions of our annuity business have been reinsured on a Modco basis with other companies. In a Modco agreement, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk. Effective October 1, 2018, we entered into one such Modco agreement with Athene to reinsure fixed and fixed indexed annuity products, which resulted in a deposit asset of $5.8 billion and $6.6 billion as of December 31, 2020 and 2019, respectively, within other assets on our Consolidated Balance Sheets. We held assets in support of reserves associated with the transaction in a Modco investment portfolio, which consisted of the following (in millions):

	As of	As of
	December 31,	December 31,
	2020	2019
Fixed maturity AFS securities	$1,531	$2,308
Trading securities	3,357	3,534
Equity securities	17	14
Mortgage loans on real estate	832	698
Derivative investments	103	130
Other investments	167	94
Cash and invested cash	92	62
Accrued investment income	42	57
Other assets	3	-
Total	$6,144	$6,897

In addition, the portfolio was supported by $185 million of over-collateralization and a $170 million letter of credit as of December 31, 2020. As described in Note 1, we recorded a deferred gain on business sold through reinsurance related to the transaction with Athene and amortized $29 million, $30 million and $8 million of the gain during 2020, 2019 and 2018, respectively.

See “Realized Gain (Loss)” in Note 16 for information on reinsurance related embedded derivatives.

10. Goodwill and Specifically Identifiable Intangible Assets

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

	For the Year Ended December 31, 2020
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	684	-	-	-	684
Total goodwill	$3,930	$(2,152)	$-	$-	$1,778

	For the Year Ended December 31, 2019
	Gross	Accumulated
	Goodwill	Impairment			Net
	as of	as of	Acquisition		Goodwill
	Beginning-	Beginning-	Accounting		as of End-
	of-Year	of-Year	Adjustments	Impairment	of-Year
Annuities	$1,040	$(600)	$-	$-	$440
Retirement Plan Services	20	-	-	-	20
Life Insurance	2,186	(1,552)	-	-	634
Group Protection	688	-	(4)	-	684
Total goodwill	$3,934	$(2,152)	$(4)	$-	$1,778

The fair values of our reporting units (Level 3 fair value estimates) are comprised of the value of in-force (i.e., existing) business and the value of new business. Specifically, new business is representative of cash flows and profitability associated with policies or contracts we expect to issue in the future, reflecting our forecasts of future sales volume and product mix over a 10-year period. To determine the values of in-force and new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future cash flows for each reporting unit.

As of October 1, 2020 and 2019, we performed our annual quantitative goodwill impairment test for our reporting units, and, as of each such date, the fair value was in excess of each reporting unit’s carrying value for Annuities, Retirement Plan Services, Life Insurance and Group Protection.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

	As of December 31, 2020		As of December 31, 2019
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Retirement Plan Services:
Mutual fund contract rights (1)	$5	$-	$5	$-
Life Insurance:
Sales force	100	59	100	55
Group Protection:
VOCRA	576	55	576	25
VODA	31	5	31	2
Insurance licenses (1)	3	-	3	-
Total	$715	$119	$715	$82

(1)No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2020, was as follows:

2021	$37
2022	37
2023	37
2024	37
2025	37
Thereafter	403

11. Guaranteed Benefit Features

Information on the GDB features outstanding (dollars in millions) was as follows:

	As of December 31,
	2020 (1)	2019 (1)
Return of Net Deposits
Total account value	$109,856	$101,601
Net amount at risk (2)	72	71
Average attained age of contract holders	66 years	65 years

Minimum Return
Total account value	$100	$92
Net amount at risk (2)	12	13
Average attained age of contract holders	78 years	77 years
Guaranteed minimum return	5%	5%

Anniversary Contract Value
Total account value	$27,650	$25,763
Net amount at risk (2)	390	384
Average attained age of contract holders	72 years	71 years

(1)Our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

(2)Represents the amount of death benefit in excess of the account balance that is subject to market fluctuations.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDBs (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$117	$161	$100
Changes in reserves	30	(24)	77
Benefits paid	(26)	(20)	(16)
Balance as of end-of-year	$121	$117	$161

Variable Annuity Contracts

Account balances of variable annuity contracts, including those with guarantees, (in millions) were invested in separate account investment options as follows:

	As of December 31,
	2020	2019
Asset Type
Domestic equity	$70,362	$64,093
International equity	20,855	19,852
Fixed income	43,521	41,405
Total	$134,738	$125,350

Percent of total variable annuity separate account values	98%	98%

Secondary Guarantee Products

Future contract benefits and other contract holder funds include reserves for our secondary guarantee products sold through our Life Insurance segment. Reserves on UL and VUL products with secondary guarantees represented 37% and 35% of total life insurance in-force reserves as of December 31, 2020 and 2019, respectively. UL and VUL products with secondary guarantees represented 31%, 27% and 36% of total life insurance sales for the years ended December 31, 2020, 2019 and 2018, respectively.

12. Liability for Unpaid Claims

The liability for unpaid claims consists primarily of long-term disability claims and is reported in future contract benefits on our Consolidated Balance Sheets. Changes in the liability for unpaid claims (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Balance as of beginning-of-year	$5,552	$5,335	$2,222
Reinsurance recoverable	152	143	57
Net balance as of beginning-of-year	5,400	5,192	2,165
Business acquired (1)	-	-	2,842
Incurred related to:
Current year	3,517	3,193	2,531
Prior years:
Interest	148	151	120
All other incurred (2)	(209)	(308)	(208)
Total incurred	3,456	3,036	2,443
Paid related to:
Current year	(1,707)	(1,518)	(1,197)
Prior years	(1,366)	(1,310)	(1,061)
Total paid	(3,073)	(2,828)	(2,258)
Net balance as of end-of-year	5,783	5,400	5,192
Reinsurance recoverable	151	152	143
Balance as of end-of-year	$5,934	$5,552	$5,335

(1)Represents acquired group life and disability reserves, net, as of May 1, 2018. See Note 3 for additional information.

(2)All other incurred is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A negative number implies a favorable result where claim resolutions were more favorable than assumed. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the long-term life of the block of claims. It will vary from actual experience in any one period, both favorably and unfavorably.

The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims. Interest accrued on prior years’ reserves has been calculated on the opening reserve balance less one-half of the prior years’ incurred claim payments at our average reserve discount rate.

Long-term disability benefits may extend for many years, and claim development schedules do not reflect these longer benefit periods. As a result, we use longer term retrospective runoff studies, experience studies and prospective studies to develop our liability estimates. Long-term disability reserves are discounted using rates ranging from 2.75% to 5%. The discount rates vary by year of claim incurral.

13. Short-Term and Long-Term Debt

Details underlying short-term and long-term debt (in millions) were as follows:

	As of December 31,
	2020	2019
Short-Term Debt
Short-term debt (1)	$497	$609

Long-Term Debt, Excluding Current Portion
9.76% surplus note, due 2024	$50	$50
6.56% surplus note, due 2028	500	500
LIBOR + 111 bps surplus note, due 2028	71	71
LIBOR + 226 bps surplus note, due 2028	611	613
6.03% surplus note, due 2028	750	750
LIBOR + 200 bps surplus note, due 2035	30	30
LIBOR + 155 bps surplus note, due 2037	25	25
4.20% surplus note, due 2037	50	50
LIBOR + 100 bps surplus note, due 2037	254	284
4.225% surplus note, due 2037	28	28
4.00% surplus note, due 2037	30	-
4.50% surplus note, due 2038	13	13
Total long-term debt	$2,412	$2,414

(1)The short-term debt represents short-term notes payable to LNC.

Future principal payments due on long-term debt (in millions) as of December 31, 2020, were as follows:

2021	$-
2022	-
2023	-
2024	50
2025	-
Thereafter	2,362
Total	$2,412

We issued a surplus note of $50 million to LNC in 1994. The note calls for us to pay the principal amount of the note on or before September 30, 2024, and interest to be paid semiannually at an annual rate of 9.76%. Subject to approval by the Commissioner, we have the right to repay the note on any March 31 or September 30.

We issued a surplus note of $500 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital as of the date of note issuance of $2.3 billion, and subject to approval by the Commissioner.

On October 1, 2013, we issued a surplus note of $71 million to LNC. The note calls for us to pay the principal amount of the note on or before September 24, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 111 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On December 17, 2013, we issued a variable surplus note to a wholly-owned subsidiary of LNC with an initial outstanding principal amount of $287 million. The outstanding principal amount as of December 31, 2020, was $611 million. The note calls for us to pay the principal amount of the note on or before October 1, 2028, and interest to be paid quarterly at an annual rate of LIBOR + 226 bps.

We issued a surplus note of $750 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Commissioner, LNC has the right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Commissioner.

On October 1, 2015, we issued a surplus note of $30 million to LNC. The note calls for us to pay the principal amount of the note on or before September 28, 2035, and interest to be paid quarterly at an annual rate of LIBOR + 200 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2017, we issued a surplus note of $25 million to LNC. The note calls for us to pay the principal amount of the note on or before June 30, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 155 bps. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 1, 2017, we issued a surplus note of $50 million to LNC. The note calls for us to pay the principal amount of the note on or before July 1, 2037, and interest to be paid quarterly at an annual rate of 4.20%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On October 9, 2007, we issued a surplus note of $375 million that LNC has held effective December 31, 2008. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 100 bps. On June 15, 2017, the surplus note was amended to include repayment terms stating subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest. The outstanding principal amount as of December 31, 2020, was $254 million due to executing our right to repay the surplus note in part to LNC.

On July 1, 2018, we issued a surplus note of $13 million to LNC. The note calls for us to pay the principal amount of the note on or before June 30, 2038, and interest to be paid quarterly at an annual rate of 4.50%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On July 1, 2019, we issued a surplus note of $28 million to LNC. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of 4.225%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

On March 31, 2020, we issued a surplus note of $30 million to LNC. The note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of 4.00%. Subject to approval by the Commissioner, we have the right to repay the note in whole or in part prior to the maturity date, if our statutory capital surplus exceeds the sum of our surplus at closing plus any accrued but unpaid interest.

Credit Facilities

Credit facilities, which allow for borrowing or issuances of letters of credit (“LOCs”), (in millions) were as follows:

		As of December 31, 2020
	Expiration	Maximum	LOCs
	Date	Available	Issued
Credit Facilities
Five-year revolving credit facility	July 31, 2024	$2,250	$213
LOC facility (1)	August 26, 2031	990	943
LOC facility (1)	October 1, 2031	954	954
Total		$4,194	$2,110

(1)Our wholly-owned subsidiaries entered into irrevocable LOC facility agreements with third-party lenders supporting inter-company reinsurance agreements.

On July 31, 2019, LNC refinanced its existing credit facility with a syndicate of banks. This facility (the “credit facility”) allows for the issuance of LOCs and borrowing of up to $2.25 billion. The credit facility is unsecured and has a commitment termination date of July 31, 2024. The LOCs under the credit facility are used primarily to satisfy reserve credit requirements of (i) LNL and LNC’s other domestic insurance companies for which reserve credit is provided by our captive reinsurance subsidiaries and LNBAR and (ii) certain ceding companies of our legacy reinsurance business.

The credit agreement governing the credit facility contains or includes:

●Customary terms and conditions, including covenants restricting the ability of LNC and its subsidiaries to incur liens and the ability of LNC to merge or consolidate with another entity where it is not the surviving entity and dispose of all or substantially all of its assets;

●Financial covenants including maintenance by LNC of a minimum consolidated net worth (as defined in the credit agreement) equal to the sum of $10.6 billion plus 50% of the aggregate net proceeds of equity issuances received by LNC or any of its subsidiaries as set forth in the credit agreement; and a debt-to-capital ratio as defined in accordance with the credit facility not to exceed 0.35 to 1.00;

●A cap on LNC’s secured non-operating indebtedness and non-operating indebtedness of LNC’s subsidiaries equal to 7.5% of total capitalization, as defined in accordance with the credit agreement; and

●Customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.

Upon an event of default, the credit agreement provides that, among other things, the commitments may be terminated and the loans then outstanding may be declared due and payable. As of December 31, 2020, LNC was in compliance with all such covenants.

Our LOC facility agreements each contain customary terms and conditions, including early termination fees, covenants restricting the ability of the subsidiaries to incur liens, merge or consolidate with another entity and dispose of all or substantially all of their assets. Upon an event of early termination, the agreements require the immediate payment of all or a portion of the present value of the future LOC fees that would have otherwise been paid. Further, the agreements contain customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default. The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, bankruptcy and liquidation proceedings and other customary defaults. Upon an event of default, the agreements provide that, among other things, obligations to issue, amend or increase the amount of any LOC shall be terminated and any obligations shall become immediately due and payable. As of December 31, 2020, we were in compliance with all such covenants.

14. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisers and unclaimed property laws.

LNL and its affiliates are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2020. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL’s financial condition.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss. As of December 31, 2020, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $90 million. Any estimate is not an indication of expected loss, if any, or of the Company’s maximum possible loss exposure on such matters.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Certain reinsurers have sought rate increases on certain yearly renewable term agreements. We are disputing the requested rate increases under these agreements. We will initiate arbitration proceedings, as necessary, under these agreements in order to protect our contractual rights. Additionally, reinsurers have initiated, and may in the future initiate, arbitration proceedings against us. We believe it is unlikely the outcome of these disputes will have a material adverse effect on our financial condition. For more information about reinsurance, see Note 9.

Cost of Insurance Litigation

Glover v. Connecticut General Life Insurance Company and The Lincoln National Life Insurance Company, filed in the U.S. District Court for the District of Connecticut, No. 3:16-cv-00827, is a putative class action that was served on LNL on June 8, 2016. Plaintiff is the owner of a universal life insurance policy who alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who owned policies containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. On January 11, 2019, the court dismissed Plaintiff’s complaint in its entirety. In response, Plaintiff filed a motion for leave to amend the complaint, which we have opposed.

Hanks v. Lincoln Life & Annuity Company of New York (“LLANY”) and Voya Retirement Insurance and Annuity Company (“Voya”), filed in the U.S. District Court for the Southern District of New York, No. 1:16-cv-6399, is a putative class action that was served on LLANY on August 12, 2016. Plaintiff owns a universal life policy originally issued by Aetna (now Voya) and alleges that (i) Voya breached the terms of the policy when it increased non-guaranteed cost of insurance rates on Plaintiff’s policy; and (ii) LLANY, as reinsurer and administrator of Plaintiff’s policy, engaged in wrongful conduct related to the cost of insurance increase and was unjustly enriched as a result. Plaintiff seeks to represent all owners of Aetna life insurance policies that were subject to non-guaranteed cost of insurance rate increases in 2016 and seeks damages on their behalf. On March 13, 2019, the court issued an order granting plaintiff’s motion for class certification for the breach of contract claim and denying such motion with respect to the unjust enrichment claim against LLANY, and, on September 12, 2019, the court issued an order approving the parties’ joint stipulation of dismissal with respect to the unjust enrichment claim and dismissed LLANY as a defendant in the case. In light of LLANY’s role as reinsurer and administrator under the 1998 coinsurance agreement with Aetna (now Voya), and of the parties’ rights and obligations thereunder, LLANY continues to be actively engaged in the defense of this case. On September 30, 2020, the court denied plaintiff’s motion for summary judgment and granted in part Voya’s motion for summary judgment. The court has not yet set a trial date, and we continue to vigorously defend this action.

EFG Bank AG, Cayman Branch, et al. v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:17-cv-02592, is a civil action filed on February 1, 2017. Plaintiffs own Legend Series universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates beginning in 2016. We are vigorously defending this matter.

In re: Lincoln National COI Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Master File No. 2:16-cv-06605-GJP, is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order dated March 20, 2017. In addition to consolidating a number of existing matters, the order also covers any future cases filed in the same district related to the same subject matter. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2016. Plaintiffs seek to represent classes of policyowners and seek damages on their behalf. We are vigorously defending this matter.

In re: Lincoln National 2017 COI Rate Litigation, Master File No. 2:17-cv-04150 is a consolidated litigation matter related to multiple putative class action filings that were consolidated by an order of the court in March 2018. Plaintiffs own universal life insurance policies originally issued by former Jefferson-Pilot (now LNL). Plaintiffs allege that LNL and LNC breached the terms of policyholders’ contracts by increasing non-guaranteed cost of insurance rates beginning in 2017. Plaintiffs seek to represent classes of policyholders and seek damages on their behalf. We are vigorously defending this matter.

TVPX ARS INC., as Securities Intermediary for Consolidated Wealth Management, LTD. v. The Lincoln National Life Insurance Company, filed in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-02989, is a putative class action that was filed on July 17, 2018.

Plaintiff alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who own policies issued by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policy and seeks damages on behalf of all such policyholders. We are vigorously defending this matter.

LSH Co. and Wells Fargo Bank, National Association, as securities intermediary for LSH Co. v. Lincoln National Corporation and The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-05529, is a civil action filed on December 21, 2018. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders’ contracts when it increased non-guaranteed cost of insurance rates in 2016 and 2017. We are vigorously defending this matter.

Vida Longevity Fund, LP v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:19-cv-06004, is a putative class action that was filed on June 27, 2019. Plaintiff alleges that LLANY charged more for non-guaranteed cost of insurance than was permitted by the policies. Plaintiff seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and which contain non-guaranteed cost of insurance provisions that are similar to those of Plaintiff’s policies. Plaintiff also seeks to represent a sub-class of such policyholders who own or owned “life insurance policies issued in the State of New York.” Plaintiff seeks damages on behalf of the policyholder class and sub-class. We are vigorously defending this matter.

Other Litigation

Andrew Nitkewicz v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:20-cv-06805, is a putative class action that was filed on August 24, 2020. Plaintiff Andrew Nitkewicz, as trustee of the Joan C. Lupe Trust, seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and for which planned annual, semi-annual, or quarterly premiums were paid for any period beyond the end of the policy month of the insured’s death. Plaintiff alleges LLANY failed to refund unearned premium in violation of New York Insurance Law Section 3203(a)(2) in connection with the payment of death benefit claims for certain insurance policies. Plaintiff seeks compensatory damages and pre-judgment interest on behalf of the various classes and sub-class. We are vigorously defending this matter.

Commitments

Leases

As of December 31, 2020 and 2019, we recognized operating lease ROU assets of $162 million and $202 million, respectively, and associated lease liabilities of $170 million and $208 million, respectively. The weighted-average discount rate and remaining lease term were 3.1% and six years, respectively, as of December 31, 2020, and 3.2% and six years, respectively, as of December 31, 2019. Operating lease expense for the years ended December 31, 2020, 2019 and 2018, was $42 million, $46 million and $43 million, respectively, and reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2020 and 2019, the net book value of assets recorded as finance leases was $75 million and $128 million, respectively, and the associated accumulated amortization was $398 million and $345 million, respectively. These assets will continue to be amortized on a straight-line basis over the assets’ remaining lives. The weighted-average discount rate and remaining lease term were 2.2% and two years, respectively, as of December 31, 2020 and 2019.

Finance lease expense (in millions) was as follows:

	For the Years Ended
	December 31,
	2020	2019
Amortization of ROU assets (1)	$53	$67
Interest on lease liabilities (2)	6	13
Total	$59	$80

(1)Amortization of ROU assets is reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

(2)Interest on lease liabilities is reported in interest and debt expense on our Consolidated Statements of Comprehensive Income (Loss).

The table below presents cash flow information (in millions) related to leases:

	For the Years Ended
	December 31,
	2020	2019
Supplemental Cash Flow Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$43	$47
Financing cash flows from finance leases	53	96

Supplemental Non-cash Information
ROU assets obtained in exchange for new lease obligations:
Operating leases	$10	$78

Our future minimum lease payments (in millions) under non-cancellable leases as of December 31, 2020, were as follows:

	Operating	Finance
	Leases	Leases
2021	$42	$62
2022	37	72
2023	33	79
2024	27	17
2025	22	7
Thereafter	47	4
Total future minimum lease payments	208	241
Less: Amount representing interest	38	7
Present value of minimum lease payments	$170	$234

As of December 31, 2020, we had no leases that had not yet commenced.

Vulnerability from Concentrations

As of December 31, 2020, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial condition. For information on our investment and reinsurance concentrations, see Notes 5 and 9, respectively.

Other Contingency Matters

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments and the related reductions in future state premium taxes, which net to assessments (recoveries) of $(9) million and $(13) million as of December 31, 2020 and 2019, respectively.

15. Shares and Stockholder’s Equity

All authorized and issued shares of LNL are owned by LNC.

AOCI

The following summarizes the components and changes in AOCI (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on AFS Securities
Balance as of beginning-of-year	$5,637	$536	$3,283
Cumulative effect from adoption of new accounting standards	40	-	634
Unrealized holding gains (losses) arising during the year	7,585	8,856	(5,995)
Change in foreign currency exchange rate adjustment	180	46	(107)
Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds	(3,559)	(2,460)	1,748
Income tax benefit (expense)	(901)	(1,370)	923
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	(52)	(26)	(44)
Associated amortization of DAC, VOBA, DSI and DFEL	38	(11)	(19)
Income tax benefit (expense)	3	8	13
Balance as of end-of-year	$8,993	$5,637	$536
Unrealized OTTI on AFS Securities
Balance as of beginning-of-year	$40	$29	$39
(Increases) attributable to:
Cumulative effect from adoption of new accounting standards	(40)	-	9
Gross OTTI recognized in OCI during the year	-	(14)	-
Change in DAC, VOBA, DSI and DFEL	-	1	-
Income tax benefit (expense)	-	3	-
Decreases attributable to:
Changes in fair value, sales, maturities or other settlements of AFS securities	-	30	(18)
Change in DAC, VOBA, DSI and DFEL	-	(2)	(5)
Income tax benefit (expense)	-	(7)	4
Balance as of end-of-year	$-	$40	$29
Unrealized Gain (Loss) on Derivative Instruments
Balance as of beginning-of-year	$181	$119	$27
Cumulative effect from adoption of new accounting standard	-	-	6
Unrealized holding gains (losses) arising during the year	77	181	40
Change in foreign currency exchange rate adjustment	(174)	(52)	111
Change in DAC, VOBA, DSI and DFEL	(23)	(5)	(14)
Income tax benefit (expense)	26	(26)	(29)
Less:
Reclassification adjustment for gains (losses) included in net income (loss)	64	47	31
Associated amortization of DAC, VOBA, DSI and DFEL	(7)	(2)	(3)
Income tax benefit (expense)	(12)	(9)	(6)
Balance as of end-of-year	$42	$181	$119
Funded Status of Employee Benefit Plans
Balance as of beginning-of-year	$(22)	$(25)	$(22)
Cumulative effect from adoption of new accounting standard	-	-	(5)
Adjustment arising during the year	10	4	3
Income tax benefit (expense)	(2)	(1)	(1)
Balance as of end-of-year	$(14)	$(22)	$(25)

The following summarizes the reclassifications out of AOCI (in millions) and the associated line item in the Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2020	2019	2018
Unrealized Gain (Loss) on AFS Securities
Gross reclassification	$(52)	$(26)	$(44)	Realized gain (loss)
Associated amortization of DAC,
VOBA, DSI and DFEL	38	(11)	(19)	Realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	(14)	(37)	(63)	operations before taxes
Income tax benefit (expense)	3	8	13	Federal income tax expense (benefit)
Reclassification, net of income tax	$(11)	$(29)	$(50)	Net income (loss)

Unrealized OTTI on AFS Securities
Gross reclassification	$-	$4	$7	Realized gain (loss)
Change in DAC, VOBA, DSI and DFEL	-	-	-	Realized gain (loss)
Reclassification before income				Income (loss) from continuing
tax benefit (expense)	-	4	7	operations before taxes
Income tax benefit (expense)	-	(1)	(1)	Federal income tax expense (benefit)
Reclassification, net of income tax	$-	$3	$6	Net income (loss)

Unrealized Gain (Loss) on Derivative Instruments
Gross reclassifications:
Interest rate contracts	$2	$3	$4	Net investment income
Foreign currency contracts	56	35	27	Net investment income
Foreign currency contracts	6	9	-	Realized gain (loss)
Total gross reclassifications	64	47	31
Associated amortization of DAC,
VOBA, DSI and DFEL	(7)	(2)	(3)	Commissions and other expenses
Reclassifications before income				Income (loss) from continuing
tax benefit (expense)	57	45	28	operations before taxes
Income tax benefit (expense)	(12)	(9)	(6)	Federal income tax expense (benefit)
Reclassifications, net of income tax	$45	$36	$22	Net income (loss)

16. Realized Gain (Loss)

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Fixed maturity AFS securities:
Gross gains	$26	$44	$36
Gross losses	(78)	(70)	(80)
Credit loss benefit (expense) (1)	(25)	-	-
Gross OTTI	-	(15)	(7)
Realized gain (loss) on equity securities (2)	8	(4)	(17)
Credit loss benefit (expense) on mortgage loans on real estate	(117)	(2)	2
Other gain (loss) on investments	(7)	(9)	-
Associated amortization of DAC, VOBA, DSI and DFEL
and changes in other contract holder funds	31	(13)	(22)
Total realized gain (loss) related to certain financial assets	(162)	(69)	(88)
Realized gain (loss) on the mark-to-market on certain instruments (3)(4)	(142)	(426)	251
Indexed annuity and IUL contracts net derivatives results: (5)
Gross gain (loss)	38	(80)	(51)
Associated amortization of DAC, VOBA, DSI and DFEL	(26)	2	12
GLB fees ceded to LNBAR and attributed fees:
Gross gain (loss)	(205)	(223)	(184)
Associated amortization of DAC, VOBA, DSI and DFEL	(29)	(32)	(32)
Total realized gain (loss)	$(526)	$(828)	$(92)

(1)Includes changes in the allowance for credit losses as well as direct write-downs to amortized cost as a result of negative credit events.

(2)Includes market adjustments on equity securities still held of $8 million and $(4) million for the years ended December 31, 2020 and 2019, respectively.

(3)Represents changes in the fair values of certain derivative investments (not including those associated with our variable and indexed annuity and IUL contracts, net derivatives results), reinsurance related embedded derivatives and trading securities. See Notes 1 and 9 for information regarding Modco.

(4)Includes gains and losses from fair value changes on mortgage loans on real estate accounted for under the fair value option of $(24) million for the year ended December 31, 2020.

(5)Represents the net difference between the change in fair value of the index options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL contracts along with changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

17. Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Commissions	$2,193	$2,566	$2,271
General and administrative expenses	2,014	2,152	1,910
Expenses associated with reserve financing and LOCs	55	52	64
DAC and VOBA deferrals and interest, net of amortization	(144)	(586)	(436)
Broker-dealer expenses	378	372	358
Specifically identifiable intangible asset amortization	37	26	9
Taxes, licenses and fees	336	353	322
Acquisition and integration costs related to mergers and acquisitions	20	130	85
Total	$4,889	$5,065	$4,583

18. Retirement and Deferred Compensation Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

We maintain defined benefit pension plans in which certain agents are participants. These defined benefit pension plans are closed to new entrants and existing participants do not accrue any additional benefits. We comply with applicable minimum funding requirements. In accordance with such practice, we were not required to make contributions for the years ended December 31, 2020 and 2019. We do not expect to be required to make any contributions to these pension plans in 2021. We sponsor other postretirement benefit plans that provide health care and life insurance to certain retired agents. Total net periodic cost (recovery) for these plans was $4 million, $6 million and $6 million during 2020, 2019 and 2018, respectively. In 2021, we expect the plans to make benefit payments of approximately $11 million.

Information (in millions) with respect to these plans was as follows:

	As of or For the Years Ended December 31,
	2020	2019	2020	2019

			Other Postretirement
	Pension Plans		Benefit Plans
Fair value of plan assets	$115	$109	$8	$9
Projected benefit obligation	116	115	10	10
Funded status	$(1)	$(6)	$(2)	$(1)

Amounts Recognized on the
Consolidated Balance Sheets
Other assets	$-	$-	$-	$-
Other liabilities	(1)	(6)	(2)	(1)
Net amount recognized	$(1)	$(6)	$(2)	$(1)

Weighted-Average Assumptions
Benefit obligations:
Weighted-average discount rate	2.95%	3.50%	2.96%	3.50%
Net periodic benefit cost:
Weighted-average discount rate	3.50%	4.50%	3.50%	4.50%
Expected return on plan assets	4.25%	4.50%	6.50%	6.50%

The weighted average discount rate was determined based on a corporate yield curve as of December 31, 2020, and projected benefit obligation cash flows. The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans’ target plan allocation. We reevaluate these assumptions each plan year.

The following summarizes our fair value measurements of our benefit plans’ assets (in millions) on a recurring basis by asset category:

	As of December 31,
	2020	2019

Fixed maturity securities:
Corporate bonds	$12	$-
U.S. government bonds	67	83
Cash and invested cash	36	26
Other investments	8	9
Total	$123	$118

See “Fair Value Measurement” in Note 1 for discussion on how we categorize our pension plans’ assets into the three-level fair value hierarchy. See “Financial Instruments Carried at Fair Value” in Note 21 for a summary of our fair value measurement of our pension plans’ assets by the three-level fair value hierarchy.

Participation in Defined Benefit Pension and Other Postretirement Benefit Plans

We participate in defined benefit pension plans that are sponsored by LNC for certain employees and non-employee directors. These defined benefit pension plans are closed to new entrants, and existing participants do not accrue any additional benefits. We also participate in other postretirement benefit plans sponsored by LNC that provide health care and life insurance to certain retired employees. Our expense (benefit) for these plans was $(9) million, $10 million and $(4) million for the years ended December 31, 2020, 2019 and 2018, respectively.

Defined Contribution Plans

We sponsor tax-qualified defined contribution plans for eligible agents that are administered in accordance with the plan documents and various limitations under section 401(a) of the Internal Revenue Code of 1986. We also participate in defined contribution plans sponsored by LNC for eligible employees. Our expense for these plans was $97 million, $101 million and $90 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

Deferred Compensation Plans

We sponsor non-qualified, unfunded, deferred compensation plans for certain current and former agents. Certain current employees participate in non-qualified, unfunded, deferred compensation plans sponsored by LNC. The results of certain notional investment options within some of the plans are hedged by total return swaps. Our expenses increase or decrease in direct proportion to the change in market value of the participants’ investment options. Participants of certain plans are able to select LNC stock as a notional investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans. Our expense for these plans was $35 million, $22 million and $12 million for the years ended December 31, 2020, 2019 and 2018, respectively. For further discussion of total return swaps related to our deferred compensation plans, see Note 6.

Information (in millions) with respect to these plans was as follows:

	As of December 31,
	2020	2019
Total liabilities (1)	$673	$579
Investments dedicated to fund liabilities (2)	229	202

(1)Reported in other liabilities on our Consolidated Balance Sheets.

(2)Reported in other assets on our Consolidated Balance Sheets.

19. Stock-Based Incentive Compensation Plans

Our employees and agents are included in LNC’s various stock-based incentive compensation plans that provide for the issuance of stock options, performance shares, and restricted stock units (“RSUs”), among other types of awards. LNC issues new shares to satisfy option exercises and vested performance shares and RSUs.

Total compensation expense (in millions) by award type for stock-based incentive compensation plans was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Stock options	$9	$8	$5
Performance shares	5	16	14
RSUs	34	35	30
Total	$48	$59	$49

Recognized tax benefit	$10	$12	$10

20. Statutory Information and Restrictions

We prepare financial statements in accordance with statutory accounting principles (“SAP”) prescribed or permitted by the insurance departments of our respective states of domicile, which may vary materially from GAAP.

Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our respective states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to the LNC holding company amounts (in millions) below consist of all or a combination of the following entities: LNL, LLANY, LLACB, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont III, Lincoln Reinsurance Company of Vermont IV, Lincoln Reinsurance Company of Vermont V, Lincoln Reinsurance Company of Vermont VI and Lincoln Reinsurance Company of Vermont VII.

	As of December 31,
	2020	2019
U.S. capital and surplus	$8,783	$8,425

	For the Years Ended December 31,
	2020	2019	2018
U.S. net gain (loss) from operations, after-tax	$(247)	$379	$686
U.S. net income (loss)	53	359	1,013
U.S. dividends to LNC holding company	660	600	910

Comparison of 2020 to 2019

Statutory net income (loss) decreased due primarily to increases in benefits and unfavorable reserve strain on certain products, partially offset by favorable equity markets.

Comparison of 2019 to 2018

Statutory net income (loss) decreased due primarily to lower dividends from affiliates, unfavorable reserve strain on certain products, and integration costs incurred as part of the acquisition of Liberty Life. See Note 3 for information regarding the acquisition.

State Prescribed and Permitted Practices

The states of domicile for LNL and LLANY, Indiana and New York, respectively, have adopted certain prescribed or permitted accounting practices that differ from those found in NAIC SAP.  These prescribed practices are the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of Indiana for policies issued before January 1, 2006, the use of a more conservative valuation interest rate on certain annuities prescribed by the states of Indiana and New York and use of the continuous Commissioners’ Annuity Reserve Valuation Method in the calculation of reserves as prescribed by the state of New York.  The statutory permitted practice allows accounting for certain call option derivative assets at amortized cost and allows determining certain indexed annuity and indexed life statutory reserve calculations with the assumption that the market value of the related liability call option(s) associated with the current index term is zero. At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance.

The Vermont reinsurance subsidiaries also have certain accounting practices permitted by the state of Vermont that differ from those found in NAIC SAP. One permitted practice involves accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation (“XXX”) additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2020 and 2019. Another permitted practice involves the acquisition of an LLC note in exchange for a variable value surplus note that is recognized as an admitted asset and a form of surplus as of December 31, 2020 and 2019. Lastly, the state of Vermont has permitted a practice to account for certain excess of loss reinsurance agreements with unaffiliated reinsurers as an asset and form of surplus as of December 31, 2020 and 2019. These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of Actuarial Guideline 48 (“AG48”) or are compliant under AG48 requirements.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,
	2020	2019
State Prescribed Practices
Calculation of reserves using the Indiana universal life method	$14	$24
Conservative valuation rate on certain annuities	(44)	(49)
Calculation of reserves using continuous CARVM	(1)	-
State Permitted Practice
Derivative instruments and equity indexed reserves	(100)	-
Vermont Subsidiaries Permitted Practices (1)
Lesser of LOC and XXX additional reserve as surplus	1,897	1,947
LLC notes and variable value surplus notes	1,640	1,648
Excess of loss reinsurance agreements	452	419

(1)These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of AG48 or are compliant under AG48 requirements.

The NAIC has adopted RBC requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the “RBC ratio”), also as defined by the NAIC. The company action level may be triggered if the RBC ratio is between 75% and 100%, which would require the insurer to submit a plan to the regulator detailing corrective action it proposes to undertake. As of December 31, 2020, the Company’s RBC ratio was in excess of four times the aforementioned company action level RBC.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the “Commissioner”), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer’s contract holders’ surplus, as shown on its last annual statement on file with the Commissioner or the insurer’s statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. LNL’s subsidiaries, LLANY, a New York-domiciled insurance company, and LLACB, a New Hampshire-domiciled company, are bound by similar restrictions, under the laws of New York and New Hampshire, respectively. Under both New York and New Hampshire law, the applicable statutory limitation on dividends is equal to the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year or net gain from operations for the immediately preceding calendar year, not including realized capital gains. We expect that we could pay dividends to LNC of approximately $850 million in 2021 without prior approval from the Commissioner of Insurance.

All payments of principal and interest on surplus notes must be approved by the respective Commissioner of Insurance.

21. Fair Value of Financial Instruments

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

	As of December 31, 2020		As of December 31, 2019
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Fixed maturity AFS securities	$121,111	$121,111	$103,773	$103,773
Trading securities	4,442	4,442	4,602	4,602
Equity securities	127	127	103	103
Mortgage loans on real estate	16,681	18,129	16,244	16,774
Derivative investments (1)	3,109	3,109	1,911	1,911
Other investments	3,015	3,015	2,554	2,554
Cash and invested cash	1,462	1,462	1,879	1,879
Other assets:
GLB direct embedded derivatives	450	450	450	450
GLB ceded embedded derivatives	82	82	60	60
Indexed annuity ceded embedded derivatives	550	550	927	927
Separate account assets	167,965	167,965	153,571	153,571

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(3,594)	(3,594)	(2,585)	(2,585)
Other contract holder funds:
Remaining guaranteed interest and similar contracts	(1,854)	(1,854)	(1,900)	(1,900)
Account values of certain investment contracts	(40,917)	(49,709)	(38,606)	(46,781)
Short-term debt	(497)	(497)	(609)	(609)
Long-term debt	(2,412)	(2,834)	(2,414)	(2,714)
Reinsurance related embedded derivatives	(540)	(540)	(375)	(375)
Other liabilities:
Derivative liabilities (1)	(353)	(353)	(238)	(238)
GLB ceded embedded derivatives	(531)	(531)	(510)	(510)
Benefit Plans’ Assets (2)	123	123	118	118

(1)We have master netting agreements with each of our derivative counterparties, which allow for the netting of our derivative asset and liability positions by counterparty.

(2)Included in the funded statuses of the benefit plans, which is reported in other liabilities on our Consolidated Balance Sheets. Refer to Note 18 for information regarding our benefit plans.

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate, excluding mortgage loans accounted for using the fair value option, is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price or the fair value of the collateral if the loan is collateral dependent. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 2 within the fair value hierarchy.

Other Investments

The carrying value of our assets classified as other investments approximates fair value. Other investments includes primarily LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs. Other investments also includes Federal Home Loan Bank (“FHLB”) stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. The inputs used to measure the fair value of our LPs, other privately held investments and FHLB stock are classified as Level 3 within the fair value hierarchy. The remaining assets in other investments include cash collateral receivables and securities that are not LPs or other privately held investments. The inputs used to measure the fair value of these assets are classified as Level 1 within the fair value hierarchy.

Separate Account Assets

Separate account assets are primarily carried at fair value.  A portion of our separate account assets includes LPs, which are accounted for using the equity method of accounting. The carrying value is based on our proportional share of the net assets of the LPs and approximates fair value. The inputs used to measure the fair value of the separate account asset LPs are classified as Level 3 within the fair value hierarchy.

Other Contract Holder Funds

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2020 and 2019, the remaining guaranteed interest and similar contracts carrying value approximated fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date. The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is based on quoted market prices. The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

Fair Value Option

Mortgage loans on real estate, net of allowance for credit losses, as reported on our Consolidated Balance Sheets, includes commercial mortgage loans for which the fair value option was elected. The fair value option allows us to elect fair value as an alternative measurement for mortgage loans not otherwise reported at fair value. We have made these elections for certain mortgage loans associated with Modco agreements to help mitigate the inconsistency in earnings that would otherwise result from the use of embedded derivatives included with these loans. Changes in fair value are reflected in realized gain (loss) on our Consolidated Statement of Comprehensive Income (Loss) for commercial mortgage loans. Changes in fair value due to instrument-specific credit risk are estimated using changes in credit spreads and quality ratings for the period reported. Due to lack of observable inputs as a result of a change to a third-party pricing source, certain mortgage loans electing the fair value option were categorized as Level 3 as of December 31, 2020.

The fair value and aggregate contractual principal for mortgage loans where the fair value option was elected (in millions) was as follows:

As of
December 31,
2020
Commercial mortgage loans: (1)
Fair value	$832
Aggregate contractual principal	839
-

(1)As of December 31, 2020, no loans for which the fair value option has been elected were in non-accrual status and none were more than 90 days past due and still accruing interest.

Financial Instruments Carried at Fair Value

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2020 or 2019.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels:

	As of December 31, 2020
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$93,663	$7,761	$101,424
U.S. government bonds	438	6	5	449
State and municipal bonds	-	6,662	-	6,662
Foreign government bonds	-	391	74	465
RMBS	-	2,836	2	2,838
CMBS	-	1,494	1	1,495
ABS	-	6,608	570	7,178
Hybrid and redeemable preferred securities	53	444	103	600
Mortgage loans on real estate	-	-	832	832
Trading securities	5	3,794	643	4,442
Equity securities	22	48	57	127
Derivative investments (1)	-	1,733	3,575	5,308
Cash and invested cash	-	1,462	-	1,462
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	82	82
Indexed annuity ceded embedded derivatives	-	-	550	550
Separate account assets	606	167,351	-	167,957
Total assets	$1,124	$286,492	$14,705	$302,321

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(3,594)	$(3,594)
Reinsurance related embedded derivatives	-	(540)	-	(540)
Other liabilities:
Derivative liabilities (1)	-	(519)	(2,033)	(2,552)
GLB ceded embedded derivatives	-	-	(531)	(531)
Total liabilities	$-	$(1,059)	$(6,158)	$(7,217)

Benefit Plans’ Assets	$-	$123	$-	$123

	As of December 31, 2019
	Quoted
	Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Assets
Investments:
Fixed maturity AFS securities:
Corporate bonds	$-	$80,801	$6,978	$87,779
U.S. government bonds	391	7	5	403
State and municipal bonds	-	5,685	-	5,685
Foreign government bonds	-	298	90	388
RMBS	-	2,997	11	3,008
CMBS	-	1,082	1	1,083
ABS	-	4,615	268	4,883
Hybrid and redeemable preferred securities	77	389	78	544
Trading securities	50	3,886	666	4,602
Equity securities	25	48	30	103
Derivative investments (1)	-	1,089	1,735	2,824
Cash and invested cash	-	1,879	-	1,879
Other assets:
GLB direct embedded derivatives	-	-	450	450
GLB ceded embedded derivatives	-	-	60	60
Indexed annuity ceded embedded derivatives	-	-	927	927
Separate account assets	644	152,916	-	153,560
Total assets	$1,187	$255,692	$11,299	$268,178

Liabilities
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	$-	$-	$(2,585)	$(2,585)
Reinsurance related embedded derivatives	-	(375)	-	(375)
Other liabilities:
Derivative liabilities (1)	-	(284)	(867)	(1,151)
GLB ceded embedded derivatives	-	-	(510)	(510)
Total liabilities	$-	$(659)	$(3,962)	$(4,621)

Benefit Plans’ Assets	$-	$118	$-	$118

(1)Derivative investment assets and liabilities are presented within the fair value hierarchy on a gross basis by derivative type and not on a master netting basis by counterparty.

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	For the Year Ended December 31, 2020
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$6,978	$(7)	$281	$435	$74	$7,761
U.S. government bonds	5	-	-	-	-	5
Foreign government bonds	90	-	3	(19)	-	74
RMBS	11	-	-	-	(9)	2
CMBS	1	-	-	-	-	1
ABS	268	-	10	495	(203)	570
Hybrid and redeemable
preferred securities	78	-	(2)	9	18	103
Mortgage loans on real estate	-	(1)	(10)	56	787	832
Trading securities	666	10	-	(32)	(1)	643
Equity securities	30	4	-	18	5	57
Derivative investments	868	986	267	(363)	(216)	1,542
Other assets: (6)
GLB direct embedded derivatives	450	-	-	-	-	450
GLB ceded embedded derivatives	60	22	-	-	-	82
Indexed annuity ceded embedded derivatives	927	538	-	(915)	-	550
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(2,585)	(1,009)	-	-	-	(3,594)
Other liabilities – GLB ceded embedded
derivatives (6)	(510)	(21)	-	-	-	(531)
Total, net	$7,337	$522	$549	$(316)	$455	$8,547

	For the Year Ended December 31, 2019
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net	Net (3)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,652	$3	$177	$1,195	$(49)	$6,978
U.S. government bonds	-	-	-	-	5	5
Foreign government bonds	109	-	6	(25)	-	90
RMBS	7	-	-	21	(17)	11
CMBS	2	1	-	5	(7)	1
ABS	134	-	1	619	(486)	268
Hybrid and redeemable
preferred securities	75	-	3	-	-	78
Trading securities	67	17	-	850	(268)	666
Equity securities	25	(12)	-	17	-	30
Derivative investments	533	9	164	162	-	868
Other assets: (6)
GLB direct embedded derivatives	123	327	-	-	-	450
GLB ceded embedded derivatives	72	(12)	-	-	-	60
Indexed annuity ceded embedded derivatives	902	158	-	(133)	-	927
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,305)	(900)	-	(380)	-	(2,585)
Other liabilities – GLB ceded embedded
derivatives (6)	(196)	(314)	-	-	-	(510)
Total, net	$6,200	$(723)	$351	$2,331	$(822)	$7,337

	For the Year Ended December 31, 2018
			Gains	Issuances,	Transfers
		Items	(Losses)	Sales,	Into or
		Included	in	Maturities,	Out
	Beginning	in	OCI	Settlements,	of	Ending
	Fair	Net	and	Calls,	Level 3,	Fair
	Value	Income	Other (1)	Net (2)	Net (3)(4)	Value
Investments: (5)
Fixed maturity AFS securities:
Corporate bonds	$5,350	$10	$(198)	$542	$(52)	$5,652
U.S. government bonds	5	-	-	(5)	-	-
Foreign government bonds	110	-	(1)	-	-	109
RMBS	12	-	-	7	(12)	7
CMBS	6	-	-	35	(39)	2
ABS	117	-	-	223	(206)	134
Hybrid and redeemable
preferred securities	76	-	(1)	-	-	75
Equity AFS securities	161	-	-	-	(161)	-
Trading securities	49	(5)	-	30	(7)	67
Equity securities	-	(1)	-	-	26	25
Derivative investments	30	168	(74)	409	-	533
Other assets: (6)
GLB direct embedded derivatives	903	(780)	-	-	-	123
GLB ceded embedded derivatives	51	21	-	-	-	72
Indexed annuity ceded embedded derivatives	11	(117)	-	1,008	-	902
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives (6)	(1,418)	198	-	(85)	-	(1,305)
Other liabilities – GLB ceded embedded
derivatives (6)	(954)	758	-	-	-	(196)
Total, net	$4,509	$252	$(274)	$2,164	$(451)	$6,200

(1)The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 6).

(2)Issuances, sales, maturities, settlements, calls, net, includes financial instruments acquired in the Liberty Life transaction as follows: corporate bonds of $67 million and ABS of $17 million.

(3)Transfers into or out of Level 3 for fixed maturity AFS and trading securities are reported at amortized cost as of the beginning-of-year. For fixed maturity AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in the prior years.

(4)Transfers into or out of Level 3 for FHLB stock between equity securities and other investments are reported at cost on our Consolidated Balance Sheets.

(5)Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Comprehensive Income (Loss). Gains (losses) from sales, maturities, settlements and calls and credit loss expense are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

(6)Gains (losses) from the changes in fair value are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements and calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported above:

	For the Year Ended December 31, 2020
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,123	$(318)	$(43)	$(195)	$(132)	$435
Foreign government bonds	-	-	(19)	-	-	(19)
ABS	571	-	-	(76)	-	495
Hybrid and redeemable
preferred securities	13	(4)	-	-	-	9
Mortgage loans on real estate	71	(15)	-	-	-	56
Trading securities	300	(126)	(40)	(166)	-	(32)
Equity securities	20	(2)	-	-	-	18
Derivative investments	520	(412)	(471)	-	-	(363)
Other assets – indexed annuity ceded
embedded derivatives	25	-	-	(940)	-	(915)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(284)	-	-	284	-	-
Total, net	$2,359	$(877)	$(573)	$(1,093)	$(132)	$(316)

	For the Year Ended December 31, 2019
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,502	$(45)	$(78)	$(154)	$(30)	$1,195
Foreign government bonds	-	-	(25)	-	-	(25)
RMBS	21	-	-	-	-	21
CMBS	7	-	-	(2)	-	5
ABS	646	(8)	-	(19)	-	619
Trading securities	872	-	-	(22)	-	850
Equity securities	50	(33)	-	-	-	17
Derivative investments	555	(61)	(332)	-	-	162
Other assets – indexed annuity ceded
embedded derivatives	56	-	-	(189)	-	(133)
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(591)	-	-	211	-	(380)
Total, net	$3,118	$(147)	$(435)	$(175)	$(30)	$2,331

	For the Year Ended December 31, 2018
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$1,068	$(171)	$(3)	$(275)	$(77)	$542
U.S. government bonds	-	(5)	-	-	-	(5)
RMBS	7	-	-	-	-	7
CMBS	39	-	-	(4)	-	35
ABS	240	(17)	-	-	-	223
Trading securities	54	(24)	-	-	-	30
Equity securities	1	(1)	-	-		-
Derivative investments	365	465	(421)	-	-	409
Other assets – indexed annuity ceded
embedded derivatives	1,030	-	-	(22)	-	1,008
Future contract benefits – indexed annuity
and IUL contracts embedded derivatives	(284)	-	-	199	-	(85)
Total, net	$2,520	$247	$(424)	$(102)	$(77)	$2,164

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Derivative investments	$536	$168	$90
Embedded derivatives:
Indexed annuity and IUL contracts	634	(97)	(38)
Other assets – GLB direct and ceded	671	1,015	(75)
Other liabilities – GLB direct and ceded	(671)	(1,015)	75
Total, net (1)	$1,170	$71	$52

(1)Included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The following summarizes changes in unrealized gains (losses) included in OCI, net of tax, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

For the
Year Ended
December 31,
2020
Fixed maturity AFS securities:
Corporate bonds	$60
Foreign government bonds	4
ABS	5
Hybrid and redeemable preferred securities	(3)
Total, net	$66

The following provides the components of the transfers into and out of Level 3 (in millions) as reported above:

1
	For the Year Ended December 31, 2020
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$290	$(216)	$74
RMBS	1	(10)	(9)
ABS	-	(203)	(203)
Hybrid and redeemable preferred
securities	18	-	18
Mortgage loans on real estate	787	-	787
Trading securities	1	(2)	(1)
Equity securities	5	-	5
Derivative investments	-	(216)	(216)
Total, net	$1,102	$(647)	$455

	For the Year Ended December 31, 2019
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$173	$(222)	$(49)
U.S. government bonds	5	-	5
RMBS	-	(17)	(17)
CMBS	-	(7)	(7)
ABS	9	(495)	(486)
Trading securities	5	(273)	(268)
Total, net	$192	$(1,014)	$(822)

	For the Year Ended December 31, 2018
	Transfers	Transfers
	Into	Out of
	Level 3	Level 3	Total
Investments:
Fixed maturity AFS securities:
Corporate bonds	$78	$(130)	$(52)
RMBS	-	(12)	(12)
CMBS	1	(40)	(39)
ABS	-	(206)	(206)
Equity AFS securities	-	(161)	(161)
Trading securities	-	(7)	(7)
Equity securities	26	-	26
Total, net	$105	$(556)	$(451)

Transfers into and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the years ended December 31, 2020, 2019 and 2018, transfers in and out of Level 3 were attributable primarily to the securities’ observable market information no longer being available or becoming available. In 2020, transfers into Level 3 included certain commercial mortgage loans electing the fair value option. The transfers were due to a lack of observable valuation inputs used by a third-party pricing source. In 2018, transfers into or out of Level 3 also included FHLB stock between equity securities and other investments at cost on our Consolidated Balance Sheets.

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of December 31, 2020:

							Weighted
							Average
	Fair	Valuation	Significant	Assumption or			Input
	Value	Technique	Unobservable Inputs	Input Ranges			Range (1)
Assets
Investments:
Fixed maturity AFS and
trading securities:
Corporate bonds	$3,370	Discounted cash flow	Liquidity/duration adjustment (2)	0.2%	-	19.9%	1.8%
Foreign government
bonds	29	Discounted cash flow	Liquidity/duration adjustment (2)	6.0%	-	6.0%	6.0%
ABS	20	Discounted cash flow	Liquidity/duration adjustment (2)	3.5%	-	3.5%	3.5%
Equity securities	22	Discounted cash flow	Liquidity/duration adjustment (2)	4.5%	-	6.0%	5.6%
Other assets –
GLB direct and ceded
embedded derivatives	532	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.06%	-	1.35%	0.95%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.53%

Indexed annuity ceded
embedded derivatives	550	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Liabilities
Future contract benefits –
indexed annuity and IUL
contracts embedded
derivatives	$(3,594)	Discounted cash flow	Lapse rate (3)	0%	-	9%	(10)
			Mortality rate (7)			(9)	(10)
Other liabilities –
GLB ceded embedded
derivatives	(531)	Discounted cash flow	Long-term lapse rate (3)	1%	-	30%	(10)
			Utilization of guaranteed withdrawals (4)	85%	-	100%	94%
			Claims utilization factor (5)	60%	-	100%	(10)
			Premiums utilization factor (5)	80%	-	115%	(10)
			NPR (6)	0.06%	-	1.35%	0.95%
			Mortality rate (7)			(9)	(10)
			Volatility (8)	1%	-	28%	14.53%

(1)Unobservable inputs were weighted by the relative fair value of the instruments, unless otherwise noted.

(2)The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.

(3)The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits. The range for indexed annuity and IUL contracts represents the lapse rates during the surrender charge period.

(4)The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.

(5)The utilization factors are applied to the present value of claims or premiums, as appropriate, in the GLB reserve calculation to estimate the impact of inefficient withdrawal behavior, including taking less than or more than the maximum guaranteed withdrawal.

(6)

The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract. The NPR input was weighted by the absolute value of the sensitivity of the reserve to the NPR assumption.

(7)The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.

(8)The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed-income assets. Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation. Volatility assumptions vary by fund due to the benchmarking of different indices. The volatility input was weighted by the relative account value assigned to each index.

(9)The mortality rate is based on a combination of company and industry experience, adjusted for improvement factors.

(10)A weighted average input range is not a meaningful measurement for lapse rate, utilization factors or mortality rate.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability. Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above would have resulted in a significant change in the fair value measurement of the asset or liability as follows:

●Investments – An increase in the liquidity/duration adjustment input would have resulted in a decrease in the fair value measurement.

●Indexed annuity and IUL contracts embedded derivatives – For direct embedded derivatives, an increase in the lapse rate or mortality rate inputs would have resulted in a decrease in the fair value measurement.

●GLB embedded derivatives – Assuming our GLB direct embedded derivatives are in a liability position: an increase in our lapse rate, NPR or mortality rate inputs would have resulted in a decrease in the fair value measurement; and an increase in the utilization of guaranteed withdrawal or volatility inputs would have resulted in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input would not have affected the other inputs.

As part of our ongoing valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary. For more information, see Note 1.

22. Segment Information

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments. As discussed in Note 3, we completed the acquisition of Liberty Life during the second quarter of 2018. Related results are included within the Group Protection segment. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering fixed (including indexed) and variable annuities.

The Retirement Plan Services segment provides employer-sponsored defined benefit and individual retirement accounts, as well as individual and group variable annuities, group fixed annuities and mutual-fund based programs in the retirement plan marketplace.

The Life Insurance segment focuses in the creation and protection of wealth through life insurance products, including term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs), IUL and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL and bank-owned UL and VUL products.

The Group Protection segment offers group non-medical insurance products, including short and long-term disability, absence management services, term life, dental, vision and accident and critical illness benefits and services to the employer marketplace through various forms of employee-paid and employer-paid plans.

Other Operations includes investments related to our excess capital; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance; the results of certain disability income business; our run-off institutional pension business, the majority of which was sold on a group annuity basis; debt costs; strategic digitization expense; and other corporate investments.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

●Realized gains and losses associated with the following (“excluded realized gain (loss)”):

◾Sales or disposals and impairments of financial assets;

◾Changes in the fair value of equity securities;

◾Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and trading securities (“gain (loss) on the mark-to-market on certain instruments”);

◾GLB rider fees ceded to LNBAR;

◾The net valuation premium of the GLB attributed rider fees; and

◾Changes in the fair value of the embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value (“indexed annuity forward-starting option”);

●Changes in reserves resulting from benefit ratio unlocking on our GLB riders;

●Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;

●Gains (losses) on early extinguishment of debt;

●Losses from the impairment of intangible assets;

●Income (loss) from discontinued operations;

●Acquisition and integration costs related to mergers and acquisitions; and

●Income (loss) from the initial adoption of new accounting standards, regulations, and policy changes including the net impact from the Tax Cuts and Jobs Act.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

●Excluded realized gain (loss);

●Revenue adjustments from the initial adoption of new accounting standards;

●Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking; and

●Amortization of deferred gains arising from reserve changes on business sold through reinsurance.

The tables below reconcile our segment measures of performance to the GAAP measures presented in our Consolidated Statements of Comprehensive Income (Loss) (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Operating revenues:
Annuities	$4,067	$4,240	$4,025
Retirement Plan Services	1,197	1,186	1,164
Life Insurance	7,086	6,999	6,489
Group Protection	4,792	4,587	3,756
Other Operations	166	199	209
Excluded realized gain (loss), pre-tax	(742)	(1,019)	(285)
Total revenues	$16,566	$16,192	$15,358

	For the Years Ended December 31,
	2020	2019	2018
Net Income (Loss)
Income (loss) from operations:
Annuities	$1,125	$987	$1,122
Retirement Plan Services	157	162	160
Life Insurance	(12)	267	530
Group Protection	42	237	186
Other Operations	(161)	(148)	(130)
Excluded realized gain (loss), after-tax	(586)	(804)	(225)
Benefit ratio unlocking, after-tax	4	-	-
Net impact from the Tax Cuts and Jobs Act	37	16	(3)
Acquisition and integration costs related to mergers and acquisitions, after-tax	(15)	(103)	(67)
Net income (loss)	$591	$614	$1,573

Other segment information (in millions) was as follows:

	For the Years Ended December 31,
	2020	2019	2018
Net Investment Income
Annuities	$1,192	$1,070	$947
Retirement Plan Services	924	917	892
Life Insurance	2,689	2,494	2,546
Group Protection	329	306	259
Other Operations	130	175	200
Total net investment income	$5,264	$4,962	$4,844

	For the Years Ended December 31,
	2020	2019	2018
Amortization of DAC and VOBA, Net of Interest
Annuities	$376	$427	$347
Retirement Plan Services	28	25	27
Life Insurance	768	757	701
Group Protection	114	111	92
Total amortization of DAC and VOBA, net of interest	$1,286	$1,320	$1,167

	For the Years Ended December 31,
	2020	2019	2018
Federal Income Tax Expense (Benefit)
Annuities	$187	$148	$187
Retirement Plan Services	21	21	28
Life Insurance	(28)	50	116
Group Protection	11	63	50
Other Operations	(51)	(61)	(48)
Excluded realized gain (loss)	(155)	(215)	(61)
Benefit ratio unlocking	1	-	-
Net impact from the Tax Cuts and Jobs Act	(37)	(16)	3
Acquisition and integration costs related to
mergers and acquisitions	(5)	(27)	(18)
Total federal income tax expense (benefit)	$(56)	$(37)	$257

	As of December 31,
	2020	2019
Assets
Annuities	$183,721	$166,639
Retirement Plan Services	45,379	40,190
Life Insurance	102,806	93,327
Group Protection	10,201	9,468
Other Operations	26,212	26,392
Total assets	$368,319	$336,016

23. Supplemental Disclosures of Cash Flow Data

The following summarizes our supplemental cash flow data (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Interest paid	$127	$152	$154
Income taxes paid (received)	78	245	192
Significant non-cash investing and financing transactions:
Equity securities received in exchange of
fixed maturity AFS securities	17	-	-
Acquisition of note receivable from affiliate	45	392	31
Reduction of other assets in connection with
the expiration of an affiliate repurchase agreement	-	(150)	-
Investments received in financing transactions	-	-	263
Exchange of surplus note for promissory note with affiliate:
Carrying value of net asset	13	40	58
Carrying value of net liability	(13)	(40)	(58)

24. Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations (in millions) were as follows:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2020
Total revenues	$4,241	$3,531	$4,571	$4,223
Total expenses	3,640	3,757	5,029	3,605
Net income (loss)	502	(145)	(327)	561

2019
Total revenues	$3,764	$3,928	$4,227	$4,273
Total expenses	3,646	3,686	4,526	3,757
Net income (loss)	133	222	(201)	460

25. Transactions with Affiliates

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Balance Sheets:

	As of December 31,
	2020	2019
Assets with affiliates:
Inter-company notes	$1,514	$1,557	Fixed maturity AFS securities
Ceded reinsurance contracts	(141)	(115)	Deferred acquisition costs and value of
			business acquired
Accrued inter-company interest receivable	4	6	Accrued investment income
Ceded reinsurance contracts	2,701	2,473	Reinsurance recoverables, net of allowance
			for credit losses
Ceded reinsurance contracts	221	228	Other assets
Cash management agreement	2,568	1,227	Other assets
Service agreement receivable	34	6	Other assets

Liabilities with affiliates:
Assumed reinsurance contracts	26	26	Future contract benefits
Assumed reinsurance contracts	387	390	Other contract holder funds
Ceded reinsurance contracts	(34)	(38)	Other contract holder funds
Inter-company short-term debt	497	609	Short-term debt
Inter-company long-term debt	2,412	2,414	Long-term debt
Ceded reinsurance contracts	145	46	Reinsurance related embedded derivatives
Ceded reinsurance contracts	5,233	3,757	Funds withheld reinsurance liabilities
Ceded reinsurance contracts	(287)	497	Other liabilities
Accrued inter-company interest payable	4	5	Other liabilities
Service agreement payable	28	22	Other liabilities

The following summarizes transactions with affiliates (in millions) and the associated line item on our Consolidated Statements of Comprehensive Income (Loss):

	For the Years Ended December 31,
	2020	2019	2018
Revenues with affiliates:
Premiums received on assumed (paid on ceded)
reinsurance contracts	$(439)	$(407)	$(404)	Insurance premiums
Fees for management of general account	(140)	(133)	(106)	Net investment income
Net investment income on ceded funds withheld treaties	(119)	(139)	(123)	Net investment income
Net investment income on inter-company notes	40	53	49	Net investment income
Realized gains (losses) on ceded reinsurance contracts:
GLB reserves embedded derivatives	(30)	(305)	709	Realized gain (loss)
Other gains (losses)	(175)	(301)	237	Realized gain (loss)
Reinsurance related settlements	193	472	(1,189)	Realized gain (loss)
Amortization of deferred gain (loss) on reinsurance
contracts	3	(4)	(5)	Amortization of deferred gain
				on business sold through
				reinsurance
Benefits and expenses with affiliates:
Interest credited on assumed reinsurance contracts	45	60	57	Interest credited
Reinsurance (recoveries) benefits on ceded reinsurance	(585)	(254)	(610)	Benefits
Ceded reinsurance contracts	(1)	(19)	(8)	Commissions and other
				expenses
Service agreement payments (receipts)	(17)	15	3	Commissions and other
				expenses
Interest expense on inter-company debt	116	130	126	Interest and debt expense

Inter-Company Notes

LNC issues inter-company notes to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate.

Cash Management Agreement

In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs. The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. The borrowing and lending limit is currently 3% of our admitted assets as of December 31, 2020.

Service Agreements

In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and receive an allocation of corporate overhead. Corporate overhead expenses are allocated based on specific methodologies for each function. The majority of the expenses are allocated based on the following methodologies: headcount, capital, investments by product, assets under management, weighted policies in force and sales.

Ceded Reinsurance Contracts

As discussed in Note 9, we cede insurance contracts to LNBAR. We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR. As discussed in Note 6, we cede the GLB reserves embedded derivatives and the related hedge results to LNBAR.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary of LOCs aggregating to $1 million and $115 million as of December 31, 2020 and 2019, respectively. The LOCs are obtained by the affiliate reinsurer and issued by banks in order for the Company to recognize the reserve credit.

PART C
 OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)Financial Statements:

All required financial statements are incorporated by reference in Part B of this Registration Statement.

(b) Exhibits:

(1a) Resolution of Board of Directors of Liberty Life Assurance Company of Boston is incorporated by reference to Form N-4 File No. 33-41122 filed on June 12, 1991.

(2) Not applicable.

(3a) Underwriting Agreement and Specimen Underwriter and Dealer Agreement are incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File No. 33- 41122) filed on June 12, 1991.

(3b) Lincoln Financial Distributors, Inc. (Filed Herein).

(4a) Variable Annuity Contract FLEX(4V) NY is incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 33-41122) filed on June 12, 1991.

(4b) Contract Endorsements are incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 33-41122) filed on June 12, 1991.

(4c) Endorsement END.A(106) for Contracts issued January 15, 1993 to the date the New York State Insurance Department approves the endorsement and Endorsement END.A(107) for Contracts issued on or after the date the New York State Insurance Department approves the endorsement are incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 (File No. 33-41122) filed on June 12, 1991.

4(d) Merger Endorsement (Filed Herein)

(5) Variable Annuity Contract Application is incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 (File No. 33-41122) filed on June 12, 1991.

(6a) Articles of Incorporation and By-laws of Liberty Life Assurance Company of Boston are incorporated by reference to Form N-4 File No. 33-41122 filed on June 12, 1991.

(6b) Articles of Incorporation of Lincoln National Life Insurance Company incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement (File No. 33-04999) filed on or about September 24, 1996.

(6c) By-Laws of The Lincoln National Life Insurance Company incorporated by reference to the Post-Effective Amendment No. 3 to the Registration Statement (File No. 333-118478) filed on April 5, 2007.

(7) Reinsurance Agreement dated May 1, 2018 between Lincoln Life and Protective Life (Filed Herein).*

(8a) Participation Agreement and Service Agreement are incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File No. 33-41122) filed on June 12, 1991.

(8b) Administrative Services Agreement between Liberty Life Assurance Company of Boston and Protective Life and Annuity Insurance Company, (Filed Herein).*

(9) Opinion and Consent of Counsel (Filed Herein).

(10a) Consents of Independent Auditors - Ernst Young (Filed Herein).

(10b) Consents of Independent Auditors - Mitchell & Titus, LLP (Filed Herein).

(11) Not applicable.

(12) Not applicable.

(13) Powers of Attorney (Filed Herein).

*Information omitted from exhibit

Item 25. Directors and Officers of the Depositor.

Name and Address	Position
Dennis R. Glass**	President, Director and Chairman
Ellen G. Cooper**	Executive Vice President, Chief Investment Officer and Director
Randal J. Freitag**	Executive Vice President, Chief Financial Officer and Director
Craig T. Beazer**	Executive Vice President, General Counsel and Director
Christopher A. Giovanni**	Senior Vice President and Treasurer
Stephen B. Harris**	Senior Vice President, Chief Ethics and Compliance Officer
Keith J. Ryan*	Vice President and Director
Joseph D. Spada***	Vice President and Chief Compliance Officer for Separate Accounts

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506.
** Principal business address is 150 N. Radnor Chester Road, Radnor, PA 19087.
*** Principal business address is 350 Church Street, Hartford, CT 06103.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Lincoln National Corporation. The Lincoln National Life Insurance Company is described more fully in the prospectus included in this registration statement.

For more information regarding the company structure of Lincoln National Corporation, please refer to the organizational chart, filed herein.

Item 27. Number of Contract Owners.

At September 16, 2021, there were 19 Qualified Contract Owners and 10 Non-Qualified Contract Owners.

Item 28. Indemnification.

Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

(a) Lincoln Financial Distributors, Inc. (“LFD”) currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust.
(b) Officers and Directors of Lincoln Financial Distributors, Inc.:
Name and Principal Business Address	Position and Offices with Underwriter
John C. Kennedy*	President and Chief Executive Officer
Andrew J. Bucklee*	Senior Vice President and Director
William A. Nash**	Senior Vice President and Director
Christopher A Giovanni*	Senior Vice President and Treasurer
MacGregor B. Maitland*	Vice President and Chief Compliance Officer
Thomas P. O'Neill*	Senior Vice President and Chief Operating Officer
Claire H. Hanna*	Secretary
 *Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

**Principal Business address is 3108 Rhett Butler Place, Charlotte, NC 28270

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
Lincoln Financial Distributors, Inc.	$0	$0	$0	$0

Item 30. Location of Accounts and Records.

The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802

Item 31. Management Services.

Not applicable.

Item 32. Undertakings.

The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Registrant represents that it is relying on the November 28, 1988 no- action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is incorporated by reference to Form N-4 File No. 33-41122 filed on June 12, 1991.

The Lincoln National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 1st day of October, 2021.

Lincoln Life Variable Annuity Account LMB-K

(Registrant)

                                     BY: /s/ Scott C. Durocher
                                    Scott C. Durocher, Vice President and Chief Counsel

The Lincoln National Life Insurance Company

(Depositor)

BY: /s/ Scott C. Durocher

Scott C. Durocher, Vice President and Chief Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Position	Date
/s/Dennis R. Glass*	President and Director	October 1, 2021
Dennis R. Glass

/s/Ellen G. Cooper*	Executive Vice President, Chief Investment Officer and Director	October 1, 2021
Ellen G. Cooper

/s/Randal J. Freitag*	Executive Vice President, Chief Financial Officer and Director	October 1, 2021
Randal J. Freitag

/s/ Craig T. Beazer	Executive Vice President, General Counsel and Director	October 1, 2021
Craig T. Beazer

/s/Keith J. Ryan*	Vice President and Director	October 1, 2021
Keith J. Ryan

*BY: /s/ Scott C. Durocher Scott C. Durocher
Attorney-in-Fact, pursuant to a Power of-Attorney filed with this Registration Statement

EXHIBIT INDEX

 3(b) Lincoln Financial Distributors, Inc.
 (4d) Merger Endorsement
 (7) Reinsurance Agreement
 (8b) Administrative Services Agreement
 (9) Opinion and Consent of Counsel
 (10a) Consents of Independent Auditors - Ernst & Young LLP
 (10b) Consents of Independent Auditors - Mitchell & Titus, LLP
 (13) Powers of Attorney